UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March     , 2012

Commission File Number 001-31930

ANOORAQ RESOURCES CORPORATION

(Translation of registrant’s name into English)

15th Floor, 1040 West Georgia Street,

Vancouver, British Columbia, Canada, V6E 4H8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Restated Consolidated Interim Financial Statements for the period ended March 31, 2011.

2.	Restated Management’s Discussion and Analysis for the period ended March 31, 2011.

3.	Restated Canadian Form 52-109F2-Certification of Interim Filings – CEO.

4.	Restated Canadian Form 52-109F2-Certification of Interim Filings – CFO.

5.	Restated Consolidated Interim Financial Statements for the period ended June 30, 2011.

6.	Restated Management’s Discussion and Analysis for the period ended June 30, 2011.

7.	Restated Canadian Form 52-109F2-Certification of Interim Filings – CEO.

8.	Restated Canadian Form 52-109F2-Certification of Interim Filings – CFO.

9.	Restated Consolidated Interim Financial Statements for the period ended September 30, 2011.

10.	Restated Management’s Discussion and Analysis for the period ended September 30, 2011.

11.	Restated Canadian Form 52-109F2-Certification of Interim Filings – CEO.

12.	Restated Canadian Form 52-109F2-Certification of Interim Filings – CFO.

13.	Management’s Discussion and Analysis for the year ended December 31, 2011.

14.	Press Release, dated March 30, 2012.

Document 1

RESTATED AND AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED 31 MARCH 2011

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

These financial statements have not been reviewed by the Company’s auditors

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Financial Position

As at 31 March 2011

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited

	Note	31 March 2011	31 December 2010

Assets		(Restated Note 11)

Non-current assets

Property, plant and equipment	4	927,539,804	984,906,533
Capital work-in-progress	5	15,799,588	10,311,973
Intangible assets	6	2,844,078	3,280,056
Mineral property interests		13,319,560	13,716,383
Goodwill		12,539,753	13,185,952
Platinum producers’ environmental trust		2,741,796	2,862,075
Other non-current assets		343,535	348,076

Total non-current assets		975,128,114	1,028,611,048

Current assets

Inventories		1,091,824	-
Trade and other receivables		22,187,527	36,190,110
Current tax receivable		155,244	163,244
Cash and cash equivalents		22,791,239	25,764,590
Restricted cash		1,308,623	1,377,263

Total current assets		47,534,457	63,495,207

Total assets		1,022,662,571	1,092,106,255

Equity and Liabilities

Equity

Share capital		71,967,083	71,852,588
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(9,172,007)	(5,197,843)
Hedging reserve		(2,296,909)	(4,124,155)
Share-based payment reserve		22,967,793	22,032,571
Accumulated loss		(182,163,874)	(163,519,502)

Total equity attributable to equity holders of the Group		59,220,360	78,961,933

Non-controlling interest		22,547,215	42,404,014

Total equity		81,767,575	121,365,947

Liabilities

Non-current liabilities

Loans and borrowings	7	712,892,706	622,534,699
Deferred taxation		190,321,641	208,805,557
Provisions		7,946,656	8,184,494
Derivative liability		3,077,556	4,969,563

Total non-current liabilities		914,238,559	844,494,313

Current liabilities

Trade and other payables		25,731,943	31,844,332
Short-term portion of loans and borrowings		924,494	94,401,663

Total current liabilities		26,656,437	126,245,995

Total liabilities		940,894,996	970,740,308

Total equity and liabilities		1,022,662,571	1,092,106,255

Approved by the Board of Directors on 30 March 2012

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Comprehensive Loss

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 31 March
		2011	2010
		(Restated Note 11)

Revenue		30,698,228	32,206,103
Cost of sales		(47,551,555)	(35,632,148)

Gross loss		(16,853,327)	(3,426,045)

Administrative expenses		(4,305,118)	(2,671,638)
Other income		50,291	85,423

Operating loss		(21,108,154)	(6,012,260)

Finance income		194,168	299,937
Finance expense		(23,252,623)	(10,260,006)

Net finance expense		(23,058,455)	(9,960,069)

Loss before income tax		(44,166,609)	(15,972,329)

Income tax		8,090,176	2,781,305

Loss for the period		(36,076,433)	(13,191,024)

Other comprehensive income/(loss)

Foreign currency translation differences for foreign operations		(6,153,981)	(4,643,329)
Effective portion of changes in fair value of cash flow hedges		1,593,447	(1,491,526)

Other comprehensive income/(loss) for the period, net of income tax		(4,560,534)	(6,134,855)

Total comprehensive (loss) for the period		(40,636,967)	(19,325,879)

Loss attributable to:

Owners of the Company		(18,644,372)	(6,997,907)
Non-controlling interest		(17,432,061)	(6,193,117)
Loss for the period		(36,076,433)	(13,191,024)

Total comprehensive loss attributable to:

Owners of the Company		(20,780,168)	(11,223,842)
Non-controlling interest		(19,856,799)	(8,102,037)
Total comprehensive loss for the period		(40,636,967)	(19,325,879)

Earnings per share

Basic and diluted loss per share		(0.04)	(0.02)

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statement of Changes in Equity

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation	Share-based payment reserve	Hedging reserve	Accumulated loss	Total	Non- controlling interest	Total
				(Restated Note 11)	(Restated Note 11)		(Restated Note 11)	(Restated Note 11)	(Restated Note 11)	(Restated Note 11)
For the period ended 31 March 2010

Balance at 1 January 2010	71,713,114	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620

Total comprehensive income/(loss) for the period

Loss for the period	-	-	-	-	-	-	(6,997,907)	(6,997,907)	(6,193,117)	(13,191,024)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	(2,751,428)	-	17,019	-	(2,734,409)	(1,908,920)	(4,643,329)

Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(1,491,526)	-	(1,491,526)	-	(1,491,526)

Total other comprehensive income/(loss)	-	-	-	(2,751,428)	-	(1,474,507)	-	(4,225,935)	(1,908,920)	(6,134,855)

Total comprehensive income/(loss) for the period	-	-	-	(2,751,428)	-	(1,474,507)	(6,997,907)	(11,223,842)	(8,102,037)	(19,325,879)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Share-based payment transactions	63,400	-	-	-	472,540	-	-	535,940	-	535,940

Total contributions by and distributions to owners	63,400	-	-	-	472,540	-	-	535,940	-	535,940

Balance at 31 March 2010	71,776,514	(4,991,726)	162,910,000	(12,142,327)	20,243,326	(2,205,800)	(118,795,999)	116,793,988	73,923,693	190,717,681

For the period ended 31 March 2011

Balance at 1 January 2011	71,852,588	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947

Total comprehensive income/(loss) for the period

Loss for the period	-	-	-	-	-	-	(18,644,372)	(18,644,372)	(17,432,061)	(36,076,433)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	(3,974,164)	11,122	233,799	-	(3,729,243)	(2,424,738)	(6,153,981)

Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	1,593,447	-	1,593,447	-	1,593,447

Total other comprehensive income/(loss)	-	-	-	(3,974,164)	11,122	1,827,246	-	(2,135,796)	(2,424,738)	(4,560,534)

Total comprehensive income/(loss) for the period	-	-	-	(3,974,164)	11,122	1,827,246	(18,644,372)	(20,780,168)	(19,856,799)	(40,636,967)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Common shares issued	114,495	-	-	-	(51,495)	-	-	63,000	-	63,000

Share-based payment transactions	-	-	-	-	975,595	-	-	975,595	-	975,595

Total contributions by and distributions to owners	114,495	-	-	-	924,100	-	-	1,038,595	-	1,038,595

Balance at 31 March 2010	71,967,083	(4,991,726)	162,910,000	(9,172,007)	22,967,793	(2,296,909)	(182,163,874)	59,220,360	22,547,215	81,767,575

ANOORAQ RESOURCES CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 31 March
		2011	2010

Cash flows from operating activities

Cash utilised by operations	8	(1,793,405)	(3,512,684)

Interest received		144,881	260,250

Interest paid		(525,310)	(12,858)

Taxation paid		-	(299,394)

Cash utilised by operating activities		(2,173,834)	(3,564,686)

Cash flows from investing activities

Additions to property, plant and equipment		(1,240,460)	-

Additions to capital work-in-progress		(6,534,092)	(4,234,881)

Cash utilised from investing activities		(7,774,552)	(4,234,881)

Cash flows from financing activities

Borrowings raised - OCSF		8,259,203	5,504,485

Common shares issued		63,000	25,800

Cash generated from financing activities		8,322,203	5,530,285

Effect of foreign currency translation		(1,347,168)	(645,748)

Net decrease in cash and cash equivalents		(2,973,351)	(2,915,030)

Cash and cash equivalents, beginning of period		25,764,590	30,947,511

Cash and cash equivalents, end of period		22,791,239	28,032,481

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Anooraq Resources Corporation (the “Company” or “Anooraq”) is incorporated in the Province of British Columbia, Canada. The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2011 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities.

2.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2010. The consolidated financial statements of the Group as at and for the year ended 31 December 2010 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2010, except for the following standards and interpretations adopted in the current financial year:

•	IAS 24 (revised), Related Party Disclosures

•	IFRIC 19, Extinguishing Financial liabilities with Equity instruments

•	Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations

•	Amendments to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

•	Various improvements to IFRS 2010

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Group:

•	IFRS 9, Financial Instruments

4.	PROPERTY, PLANT AND EQUIPMENT (RESTATED NOTE 11)

	Three months ended 31 March	Year ended 31 December

	2011	2010

Summary

Cost

Balance at beginning of period	1,032,647,854	707,131,018

Additions	1,240,460	494,095

Transferred from capital work-in-progress	1,085,240	260,839,548

Disposals	-	(544,766)

Adjustment to rehabilitation assets	-	144,952

Effect of translation	(50,560,332)	64,583,007

Balance at end of period	984,413,222	1,032,647,854

Accumulated depreciation

Balance beginning of period	47,741,321	13,737,282

Depreciation for the period	11,248,056	31,397,522

Disposals	-	(499,587)

Effect of translation	(2,115,959)	3,106,104

Balance at end of period	56,873,418	47,741,321

Carrying value	(#) 927,539,804	984,906,533

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

(#) Refer to note 11 regarding the restatement of the three months ended results.

5.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	Three months ended 31 March	Year ended 31 December

	2011	2010

Balance at beginning of period	10,311,973	235,838,915

Additions	6,534,092	28,193,472

Transfer to property, plant and equipment	(1,085,240)	(260,839,548)

Capitalisation of borrowing costs	427,263	8,271,379

Impairment	-	(345,123)

Effect of translation	(388,500)	(807,122)

Balance at end of period	15,799,588	10,311,973

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

6.	INTANGIBLE ASSETS

Cost

Balance at beginning of period	3,473,000	-

Additions	-	3,328,100

Effect of translation	(170,200)	144,900

Balance at end of period	3,302,800	3,473,000

Accumulated amortisation and impairment losses

Balance beginning of period	192,944	-

Amortisation for the period	269,867	180,039

Effect of translation	(4,089)	12,905

Balance at end of period	458,722	192,944

Carrying value	2,844,078	3,280,056

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

7.	LOANS AND BORROWINGS (RESTATED NOTE 11)

	Three months ended	Three months ended
	31 March 2011	31 December 2010

Senior Term Loan Facility	91,916,854	93,412,907

Capitalised transaction costs	(4,024,976)	(4,251,970)

Redeemable “A” preference shares (related party)	410,735,938	418,050,018

Rustenburg Platinum Mines – Funding loans (related party)	87,940,570	89,370,192

Rustenburg Platinum Mines – OCSF (related party)	118,566,234	111,208,925

Rustenburg Platinum Mines – Interest free loan (related party)	4,151,626	4,365,567

Rustenburg Platinum Mines – commitment fees (related party)	1,198,303	1,122,854

Other	3,332,651	3,657,869

	713,817,200	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(924,494)	(988,756)

	(924,494)	(94,401,663)

Non-current liabilities	(#) 712,892,706	622,534,699

The carrying value of the Group’s loans and borrowings changed during the year as follows:

	Three months ended	Three months ended
	Three months ended 31 March	Year ended 31 December

	2011	2010

Balance at beginning of the year	716,936,362	555,509,417

Rustenburg Platinum Mine – OCSF	8,259,203	39,043,300

Rustenburg Platinum Mine – Interest free loan	-	599,442

Loans repaid	(246,930)	(590,537)

Commitment fee capitalised	(127,941)	(640,086)

Finance expenses accrued	23,366,497	74,436,897

Amortisation of loan costs	18,256	631,929

Commitment fee liability	127,941	640,086

Interest rate swap adjustment	(10,622)	(354,093)

Other	-	3,328,100

Effect of translation	(34,505,566)	44,331,907

Balance at end of the period	713,817,200	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(924,494)	(988,756)

	(924,494)	(94,401,663)

Non-current portion	(#) 712,892,706	622,534,699

Due to the waiver of the covenants on the Senior Term Loan Facility ay 31 December 2010, there is no breach applicable to the loan at 31 March 2011 and as a result, the loan is classified as non-current. Refer note 10 for details regarding the refinancing of the Group’s loans and borrowings subsequent to 31 March 2011.

(#) Refer to note 11 regarding the restatement of the three months ended results.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

	Three months ended 31 March

	2011	2010

8. CASH USED BY OPERATIONS (RESTATED NOTE 11)

Loss before income tax	(#) (44,166,609)	(15,972,329)

Adjustments for:

Finance expense	(#) 23,252,623	10,260,006

Finance income	(194,168)	(299,937)

Items not involving cash:

Depreciation and amortization	(#) 11,517,923	6,057,518

Equity settled share-based compensation	(#) 975,595	510,140

Derivative gain	(33,498)	(99,581)

Cash utilised before working capital changes	(8,648,134)	455,817

Working capital changes

Decrease in trade and other receivables	12,015,638	1,057,186

Decrease in trade and other payables	(4,090,374)	(3,946,500)

Increase in inventories	(1,070,535)	(1,079,187)

Cash utilised by operations	(1,793,405)	(3,512,684)

(#) Refer to note 11 regarding the restatement of the three months ended results.

9.	SEGMENT INFORMATION (RESTATED NOTE 11)

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

	31 March 2011				31 March 2010

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(8,456,696)	(284,576)	(8,741,272)	813,331	(19,135)	794,196	(i)

Total Assets	1,027,040,599	11,016,290	1,038,056,889	994,113,957	11,664,703	1,005,778,660	(ii)

(i) EBITDA

EBITDA for reportable segments	(8,741,272)	794,196

Net finance expense	(23,058,455)	(9,960,069)

Depreciation and amortisation	(11,517,923)	(6,057,518)

Corporate and consolidation adjustments	(848,959)	(748,938)

Consolidated loss before income tax	(#) (44,166,609)	(15,972,329)

(ii) Total assets

Assets for reportable segments	1,038,056,889	1,005,778,660

Corporate and consolidation adjustments	(15,394,318)	(10,205,730)

Consolidated assets	(#) 1,022,662,571	995,572,930

(#) Refer to note 11 regarding the restatement of the three months ended results.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

10.	SUBSEQUENT EVENTS

Senior Term Loan Facility

Subsequent to 31 March 2011, the Senior Term Loan Facility lenders (Standard Chartered Bank and FirstRand Bank acting through its division, Rand Merchant Bank (“RMB”)), have agreed with Plateau Resources (Proprietary) Limited and Anglo Platinum Limited (“Anglo”), for Anglo’s subsidiary, Rustenburg Platinum Mines Limited (“RPM”) to acquire the outstanding amounts from the Senior lenders in full on 28 April 2011, as Anglo has indicated that it will be willing to provide funding on more flexible terms and conditions and with more acceptable pricing going forward. The outstanding amount acquired by RPM is $96.1 million (ZAR 669 million) including the interest rate swap of $3.7 million (ZAR 25.7 million).

The restated and amended condensed consolidated interim financial statements for the respective periods ended 30 June 2011 and 30 September 2011 as well as the audited annual financial statements for the year ended 31 December 2011 were approved on the same date as these restated and amended condensed consolidated interim financial statements. The audited annual financial statements for the year ended 31 December 2011 should be referred to for a better understanding of the financial position of the company.

11.	RESTATEMENT OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 31 MARCH 2011

Subsequent to the 13 May 2011 issuance of the unaudited interim condensed consolidated financial statements for the three months ended 31 March 2011, on 30 March 2012 the Company announced that during its 2011 financial year-end closing procedures management had identified certain non material adjustments which had led to the understatement of its loss for the three months ended 31 March 2011. As a result, the following adjustments were identified that affected the Company’s reported results for the three month period ended 31 March 2011.

The Company determined that depreciation on property, plant and equipment was incorrectly calculated as a portion of inferred resources relating to a UG2 ramp up project at Bokoni, which was subsequently suspended, was inadvertently included in the units of production calculation. Consequently, adjustments to increase cost of sales were recorded. Refer to table below for actual adjusted amount.

In addition, the Company determined that based on a correct interpretation of the Bokoni Platinum Mine ESOP Trust Deed, it should account for the share-based payment implications arising from such Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which had not previously been accounted for. An adjustment to increase administrative expenses was recorded. Refer to table below for actual adjusted amount.

Finally, interest on the A Preference shares was erroneously calculated on a simple interest basis as opposed to on a compounded interest basis. This required an adjustment to increase finance expenses. Refer to table below for actual adjusted amount.

The abovementioned adjustments did not impact the annual consolidated financial statements of Anooraq for the years ended 31 December 2010 and 2009.

The impact of the correction was as follows:

Statement of financial position at 31 March 2011

	As previously reported	Correction	As restated

Property, plant and equipment	928,881,772	(1,341,968)	927,539,804

Total assets	1,024,004,539	(1,341,968)	1,022,662,571

Share-based payment reserve	22,397,391	570,402	22,967,793

Accumulated loss	(180,137,265)	(2,026,609)	(182,163,874)

Total equity	85,939,910	(4,172,335)	81,767,575

Loans and borrowings	709,686,588	3,206,118	712,892,706

Total liabilities	938,064,629	2,830,367	940,894,996

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2011

(Unaudited - Expressed in Canadian Dollars)

Statement of comprehensive loss for the three months ended 31 March 2011

	As previously reported	Correction	As restated

Cost of sales	(46,235,753)	(1,315,802)	(47,551,555)

Gross loss	(15,537,525)	(1,315,802)	(16,853,327)

Operating loss	(19,233,072)	(1,875,082)	(21,108,154)

Finance expense	(20,109,020)	(3,143,603)	(23,252,623)

Loss for the period	(31,426,172)	(4,650,261)	(36,076,433)

Total comprehensive loss for the period	(35,905,352)	(4,731,615)	(40,636,967)

Basic loss per share	(0.04)	-	(0.04)

The restatement did not impact the statement of cash flows.

Document 2

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

This restated Management Discussion and Analysis (“MD&A”) is prepared as of March 30, 2012. The MD&A has not been updated except to reflect the revisions stated below. No attempt has been made to modify or update any other disclosure in the MD&A.

On 30 March 2012 the Company announced that during its 2011 financial year-end closing procedures management had identified certain non material adjustments which had led to the understatement of its loss for the three months ended 31 March 2011.

As a result certain financial information for the three months ended March 31, 2011 has been restated as a result of the following accounting adjustments:

The Company determined that depreciation on property, plant and equipment was incorrectly calculated as a portion of inferred resources relating to a UG2 ramp up project at Bokoni, which was subsequently suspended, and was inadvertently included in the units of production calculation. Consequently an adjustment of $1,315,802 to increase cost of sales was recorded.

In addition, the Company determined that based on a correct interpretation of the Bokoni Platinum Mine ESOP Trust Deed, it should account for the share based payment implications arising from Bokoni Platinum Mine ESOP Trust, a consolidated special purpose entity which had not previously been accounted for. An adjustment of $559,280 to increase administrative expenses was recorded.

Finally, the Company determined that interest on the A Preference shares was incorrectly calculated on a simple interest basis as opposed to on a compounded interest basis. An adjustment of $3,143,603 to increase in finance expenses was recorded.

A complete description of these restatements and the impact on the unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2011 are described in note 11 to the restated unaudited interim condensed consolidated financial statements of the Company, available on SEDAR at www.sedar.com.

In connection with the restatement of the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2011, management has assessed the effectiveness of internal controls over financial reporting and disclosure controls and procedures and has included revised disclosure in this MD&A with respect thereto. See “Internal Controls over Financial Reporting Procedures”.

The accounting adjustments that affected the Company’s reported results for the three month period ended March 31, 2011 were detected and corrected by management during the year-end financial reporting close process.

The above mentioned adjustments did not impact the annual consolidated financial statements of Anooraq for the years ended December 31, 2010 and 2009. The above mentioned adjustments also do not have a material impact on the actual financial results or financial performance of the Company for the three months ended March 31, 2011.

1

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

TA B L E   O F   C O N T E N T S

1.1        Date

This MD&A should be read in conjunction with the restated unaudited interim condensed consolidated financial statements for the three months ended March 31,_2011 and the annual consolidated financial statements of Anooraq Resources Corporation (“Anooraq” or “the Company”) for the years ended December 31, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Except as noted, information in this MD&A is presented as of March 31, 2011.

Anooraq has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Anooraq is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

2

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

As of January 1, 2009, Anooraq adopted IFRS and the following disclosure, as well as its associated unaudited interim condensed consolidated financial statements, has been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

This MD&A is prepared as of May 13, 2011.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

Additional information about Anooraq, including Anooraq’s Annual Information Form for the fiscal year ended December 31, 2010 (“AIF”), which is included in the Annual Report of Anooraq on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below), potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Anooraq’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Anooraq believes that such forward looking statements are based on material factors and reasonable assumptions, including assumptions that: the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) will complete on favourable terms, the Bokoni Mine will increase production levels from the previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) on favourable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 6 “Risk Factors” in Anooraq’s AIF.

3

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Anooraq advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Anooraq or persons acting on its behalf. Anooraq assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with, or furnishes to, applicable Canadian securities regulators and the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

1.2      Overview

Anooraq Resources Corporation is engaged in mining, exploration and development of Platinum Group Metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

2009 represented the most important year in Anooraq’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”) collectively, with Anooraq and its subsidiaries, the “Anooraq Group”. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (“Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

4

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Anooraq’s objective is to become a significant PGM group with a substantial and diversified PGM asset base, including producing and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Anooraq Group’s PGM production strategy and has resulted in the Anooraq Group controlling a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million PGM ounces is directly attributable to Anooraq. On implementation of the Bokoni Transaction, Anooraq assumed management control over the Bokoni Group operations. Anglo Platinum Limited (“Anglo Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. The resultant Anooraq Group simplified corporate structure is depicted below:

Anooraq Resources Corporate Structure

The above corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares.

5

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Plateau is an indirect wholly owned South African subsidiary of Anooraq. Plateau owns the 51% shareholding in Bokoni Holdco.

The following are key financial performance highlights for the Anooraq Group for the three months ended March 31, 2011 (“Q1 2011”):

—

Anooraq had an operating loss of $21.1 million and a loss before tax of $44.2 million for Q1 2011, compared to an operating loss of $6 million and a loss before tax of $15.9 million for the three months ended March 31, 2010 (“Q1 2010”). The increased operating loss is the result of lower production at the Bokoni mine, and the increased loss before tax is a result of higher finance cost.

—

The net loss (after tax) was $36.1 million or ($0.04) per share (basic and diluted) for Q1 2011 as compared to a net loss (after tax) of $13.2 million or ($0.02) per share for Q1 2010. The increased loss is mainly as a result of lower production and higher financing cost.

—	During Q1 2011 the Bokoni mine produced 22,500 4E ounces, and for Q1 2010 the Bokoni mine produced 26,677 4E ounces. The lower 4E ounces produced resulted in the increased operating loss.

—	Anooraq had cash outflows of $2.9 million for Q1 2011, and cash outflows of $2.9 million for Q1 2010.

—

Subsequent to March 31, 2011 Anooraq and Anglo Platinum entered into discussions surrounding a potential transaction. The discussions involve a strategic review by the parties of the Bokoni Platinum Holdings’ (“Bokoni Group”) assets, capital and financing structures, with a view to effecting a group restructure and refinancing transaction (the “Bokoni Group restructure”). Pursuant to the implementation of the Bokoni Group restructure Anooraq has unwound its interest rate hedge transaction with Standard Chartered Bank (“SCB”) and Anglo Platinum has taken cession of Anooraq’s senior loan obligations (the “Senior Debt”) with SCB and Rand Merchant Bank (“RMB”), a division of FirstRand Bank Limited. SCB and RMB (the “Senior Lenders”) have agreed with Anooraq and Anglo Platinum that Anglo Platinum’s subsidiary, RPM will acquire the outstanding indebtedness and related future funding obligations from the Senior Lenders in full, effective as of April 28, 2011, with definitive agreements relating to the Senior Debt to be finalized with Anglo Platinum. The outstanding amount of debt acquired by RPM is $96.4 million (ZAR 671 million).

Black Economic Empowerment

Pelawan Investments (Pty) Ltd (“Pelawan”), the majority shareholder in Anooraq, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Pelawan shareholding, Anooraq and the Bokoni Group remain compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

—	Premature closure

6

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

—	Planned decommissioning and closure

—	Post closure management of residual and latent environmental impacts

In respect of Bokoni (discussed in section 1.2.1), an external assessment to determine the environmental closure liability was undertaken in July 2010. As at December 31, 2010, the total environmental rehabilitation liability for Bokoni, in current monetary terms (undiscounted), was estimated to be $13.1 million.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at March 31, 2011, the amount invested in the environmental trust fund was $2.7 million. The shortfall of $10.4 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Anooraq Group has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1 Bokoni Mine

Bokoni is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons. Bokoni has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans in 2014. Bokoni has an extensive shallow ore body, capable of supporting a life-of-mine plan in excess of 50 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

Bokoni’s production for Q1 2011 averaged 73,000 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons. UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of 4 adits and 2 underground levels (Refer to Section 1.4 Discussion of Operations – Q1 2011 Highlights). Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to increase from its current production levels of 10,000 tpm over the next two years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 20,000 tpm, to a steady state production level of 120,000 tpm by 2014. On completion of the initial ramp up phase to 2014, it is anticipated that Bokoni will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

7

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

2010 was the first complete year of mining operations at Bokoni since the Bokoni Transaction on July 1, 2009. Various operational challenges have been experienced during 2010 as well as a labor restructuring having been performed. Management remains confident that the objective of achieving a production rate of 160,000 tpm will be achieved by 2014. Plans are being implemented to address technical and human resources issues that are currently impacting on production. One of the major technical issues is a lack of mining flexibility. Currently development and pothole management is being actively improved and this should impact positively on production in the next nine to twelve months. Training of self-directed teams has commenced and this is expected to lead to an improvement in mining efficiencies.

Given the magnitude of Bokoni’s ore body, lying open at depth with its numerous attack points, management is of the view that Bokoni has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

Bokoni, at the current metal prices and United States Dollar (“US$”) exchange rate against the South African Rand (“ZAR”), is slightly cash flow negative at an operational level (before depreciation and interest expense) largely as a result of the ramp up phase of the mine currently being experienced. Bokoni plans to become cash flow positive after capital expenditure towards the second half of 2011 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

8

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau to Senior Debt lenders pursuant to the Senior Debt facility are made in accordance with the debt repayment profile of the Senior Debt facility (the “Initial Period”), Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions. Subsequent to Q1 2011, effective on April 28, 2011, the Senior Debt Lenders, SCB and RMB, agreed with Plateau and Anglo Platinum that Anglo Platinum’s subsidiary RPM would acquire the outstanding amounts from the Senior Lenders in full, as Anglo Platinum indicated that it is willing to provide funding on more flexible terms and conditions and with more favourable pricing going forward. Pursuant to a broader refinancing transaction contemplated between Anglo Platinum and the Anooraq Group, RPM and Plateau also have agreed that, with effect from April 28, 2011, RPM will assume all of the rights and obligations of SCB under the Senior Debt facility (See the discussion of the Anooraq Group’s refinancing in Section 1.5 – Liquidity and Section 1.6 – Capital Resources).

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Anooraq Group, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

Bokoni produces a metal-in-concentrate, all of which is sold to RPM in terms of a sale of concentrate agreement entered into between Plateau and RPM. This agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend this agreement for a further five year term to July 1, 2019.

In terms of the sale of concentrate agreement, RPM receives metal-in-concentrate from Bokoni and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco shareholders agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

1.2.2    Ga-Phasha Project

As reported previously the Mineral Resource Estimate for the Ga-Phasha project was updated. The updated estimate has been previously disclosed in the MD&A for the year ended December 31, 2010 which is available on www.sedar.com. In 2011, management will focus on reviewing and updating the planning and economic parameters for the feasibility study.

9

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

1.2.3    Platreef Exploration Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Rietfontein Block

The Anooraq Group has entered into a settlement agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the new Agreement are as follows:

—	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.
—

The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

—	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.
—

Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study, Anooraq may elect to either:

-	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or
-

relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

The Anooraq Group is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

The Anooraq Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2011 at a cost of approximately $0.2 million per annum.

10

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

1.2.4    Boikgantsho Project

Management has commenced a prefeasibility study of the Boikgantsho project. The pre-feasibility will occur in phases, with phase 1 focusing on re-logging of a significant portion of the exploration drill holes. On completion of the re-logging exercise, management was informed that there was no correlation between the lithologies logged and the mineralized horizons. Furthermore, some lithologies were incorrectly identified. Management decided that a new geological model should be constructed and this necessitated that all the boreholes should be re-logged in order to develop a robust geological model that would include a correlation between lithology and mineralization.

The re-logging of all the boreholes has resulted in a change of scope of the project. The time schedule has increased by four months and Phase 2 is now expected to be completed by June 2011. The additional cost for the re-logging is approximately $0.2 million (ZAR1.1 million) resulting in the project cost for Phase 2 increasing to $1.6 million (ZAR11.3 million).

A preliminary geological model was completed. Management has commenced a prefeasibility study.

1.3      Market Trends and Outlook

Quarterly Trends

PGM metal prices (in US$) increased by 7% during Q1 2011 when compared to the fourth quarter of 2010 (“Q4 2010”). In addition, the ZAR/US$ exchange rate remained relatively flat, depreciating by 2% from Q1 2010 to Q1 2011. The net effect of this was that the ZAR PGM basket price increased by 7% during Q1 2011 when compared to Q4 2010.

Although PGM metal prices improved in Q1 2011, the white metals market was affected negatively by external factors towards the end of the quarter, including the adverse impact of the Japanese earthquake, tsunami and nuclear disaster, the political upheaval in North Africa and threats of sovereign debt default by some European countries.

Outlook

The global outlook for PGM demand remains positive in the medium term, with the automotive sector demand strengthening in Q1 2011, which is expected to support a PGM demand recovery in the medium term. There are continued threats to PGM production supply arising from operational challenges faced by South African PGM producers and increased political volatility in Zimbabwe having a potential effect on new project capital investment in the region, however there exists a strong potential for improved PGM prices in the medium term as demand appears to be gradually increasing to the pre-2008 global financial crisis levels.

It is estimated that the primary driver on the PGM demand side will be automotive demand in emerging market economies and, in particular, the Brazil, Russia, India and China (“BRIC”) region, where emission control legislation in regions such as China and India (the latter having placed emphasis on diesel usage going forward) will have a positive impact on autocatalytic converter consumption in the near future. This price recovery remains largely predicated upon expected renewed demand in vehicle sales and manufacturing in the U.S., European and BRIC economies, together with sustained auto sector growth in emerging market economies. It also remains predicated upon credit markets continuing to ease in favour of consumer lending, an issue which remains tentative in light of recent developments in the U.S. and European Union.

11

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

1.4      Discussion of Operations

Production performance for Q1 2011 was below management expectations and lower than Q1 2010. The operations faced a number of challenges in Q1 2011, resulting in a drop in production as compared to Q1 2010. The major impacts on production for Q1 2011 was a slow start up after the ten day Christmas break (this is a traditional break in South Africa across the mining industry), as well as production stoppages effected by the National Regulator due to non-compliance with certain Health and Safety regulations at the mine. The number of Lost Time Injuries (“LTI’s”) decreased by 20% in Q1 2011 as compared to Q1 2010. However, the severity of accidents increased as indicated by a 88% increase in the number of serious accidents in Q1 2011 as compared to Q1 2010. No fatal accidents were recorded in Q1 2011. A number of interventions have been put in place at Bokoni to address non-compliance with regulations as well as to improve safety performance. This includes, but is not limited to, an internal audit process whereby working panels are audited on a regular basis. If any contravention of safety standards is found and/or unsafe conditions or practices are found during the audit process, work is stopped immediately and all transgressions are rectified before mining can continue. Furthermore, a safety training program has been instituted whereby all mining personnel are being retrained on mine standards and safe working procedures.

The key production parameters for Bokoni for Q1 2011 are depicted in the table below.

Bokoni Production Statistics:

		Q1 2011	Q1 2010	% Change	Total 2010 (12 months)
4E oz produced	Oz	22,173	26,594	(17)	116,164
Tonnes milled	T	219,991	229,344	(4)	1,044,084
Built-up head grade	g/t milled,4E	3.78	4.05	(7)	4.12
UG2 mined to total output	%	30	35.5	(15)	32
Development meters	M	2,178	3,140	(31)	10,292
R/t operating cost/ton milled	ZAR/t	1,199	987	21	989
R/4E operating cost/4E oz	ZAR/4E oz	11,722	8,516	38	8,888
Total labor (mine operations)	Number	5,399	4,657	16	5,116

Revenue

The mine concentrator milled 219,991 tonnes in Q1 2011, which is 4% lower than the 229,344 tonnes milled in Q1 2010. As a result of the lower tonnes milled, the mine produced 4,421 fewer 4E (includes platinum, palladium, rhodium and gold) ounces than Q1 2010.

—

Revenue from the sale of concentrate for Q1 2011 was $30.7 million (ZAR 218.1 million) compared to Q1 2010 of $32.2 million (ZAR 232.5 million). The decrease in revenue of $1.5 million is mainly due to lower 4E ounces produced and chrome penalties paid.

—

Partially offsetting the decline in ounces produced, the PGM basket price for Q1 2011 was 21% higher than the basket price achieved for Q1 2010. The basket price for Q1 2011 was US$1,457 (ZAR 10,210) compared to US$1,200 (ZAR 9,019) for Q1 2010.

Cost of Sales

Cost of sales of $47.6 million for Q1 2011 was $12 million higher than Q1 2010’s cost of sales of $35.6 million. The main reason was as follows:

—

Labour costs for Q1 2011 increased by $2 million (11%) compared to Q1 2010. The increase in costs was due to the annual salary increases that took place in July 2010 and an 8.8% increase in the number of enrolled employees.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

—

Contractor costs for Q1 2011 increased by $1.7 million (88%) compared to Q1 2010. The increases were due to the appointment of Manniken (MMM) as contractors at the UM2 shaft. The mine decided to employ a contractor (MMM) to mine out UM2 while the Bokoni crews at UM2 were moved to Brakfontein. During the latter part of Q4 2010, Bokoni appointed FHL Contracting (Pty) Ltd and Highpoint Trading 663 CC as contractors to carry out re-development, sub-development, equipping, vamping and white area stoping at Brakfontein shaft.

—

Store costs for Q1 2011 increased by $1.3 million (24%) compared to Q1 2010. The increase in costs was attributable to inflation, change in the SAP system, and mechanical and processing costs. Additional costs have been incurred in these areas to improve the availability of the tramming fleet and the stability of the concentrator.

—

Utilities costs for Q1 2011 increased by $0.5 million (29%) compared to Q1 2010 due to the annual Eskom tariff increases that took place in April 2010 and the 8% increase in the kilowatt hours utilized by the mine compared to the March 2010 quarter.

—	Transport of ore costs for Q1 2011 increased by $0.1 million (12%) compared to Q1 2010 as a result of more tons hoisted by Brakfontein, which is the furthest away from the concentrator.
—

The depreciation charge for Q1 2011 increased by $5.5m compared to Q1 2010, mainly as a result of the Brakfontein Project’s capital cost and related interest expense that were being capitalized in Q1 2010, and have been treated as expenses from April 2010.

—

Sundry costs for Q1 2011 increased by $0.4 million (12%) compared to Q1 2010 mainly as a result of increased costs incurred under service, maintenance and rental agreements at Brakfontein and Middelpunt. Brakfontein has increased the usage of Hilti drills whereas Middelpunt has increased the usage of Kwena contractors for the belt maintenance.

On a cost per ton basis, production cost for Q1 2011 was US$171 (ZAR 1,199) per ton as compared to US$131 (ZAR 987) per ton for Q1 2010, a US$ increase of 31% (increase of 21% in ZAR, which is the functional currency of the Bokoni Mine).

Exchange rate

For presentation purposes currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Q1 2011 was ZAR 7.10, a strengthening of 1.6% compared to the average exchange rate for Q1 2010 of ZAR 7.22.

Finance expense

Finance expense for Q1 2011 was $23.3 million compared to Q1 2010 of $10.3 million. The reason for this increase was mainly as a result of the Brakfontein project still being part of capital work-in-progress in Q1 2010, making it eligible for interest to be capitalized to the project. In Q2 2010, the project reached commercial levels of production and capitalization ceased, resulting in a significant decrease in the amount of interest that could be capitalized and a corresponding increase in the interest expense. The increase in the OCSF (as defined below) draw downs and compounded interest on the funding loan facilities also contributed to increased interest expense.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Safety

No fatal accidents were recorded for Q1 2011. The Anooraq Group’s LTI Frequency Rate deteriorated to 1.91 in Q1 2011 from 1.20 in Q1 2010. Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q1 2011 was $7.8 million (as opposed to $6 million for Q1 2010), comprising 34% sustaining capital and 66% project expansion capital (as opposed to 12% sustaining capital and 88% project expansion capital for Q1 2010).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act (the “Act”), imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales]. The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni Platinum Mines (Pty) Ltd.

The payments in respect of the royalty are due in three intervals:

—	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

—	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

—	six months after the financial year (June 30) – true up calculation done, and a final payment.

The calculated royalty tax percentage for Bokoni for 2010 was the minimum percentage of 0.5%, and the resulting royalty expense for Q1 2011 amounted to $0.1 million ($0.5 million for the 12 months of 2010).

Power Tariff Increases

The National Energy Regulator of South Africa released its decision on Eskom’s tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be effected over a three year period as follows:

2010/2011 : 24.8%
2011/2012 : 25.1%
2012/2013 : 25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the three year period from April 1, 2010. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over a three year period from April 1, 2010. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.5      Liquidity

At March 31, 2011, the Anooraq Group had positive working capital, excluding restricted cash, of $19.6 million compared to negative working capital of $64.1 million as at December 31, 2010. At December 31, 2010, the Anooraq Group did not meet certain covenants specified in the Senior Debt agreements. As a result, the related obligation was reflected as due in less than one year. During the first quarter of 2011, the Senior Lenders waived their rights and entitlements arising from the failure of the Anooraq Group to meet the specific covenants. Therefore, the Senior Debt was reclassified as long term debt as there was no legal or constructive obligation to settle the debt within the next 12 months.

The breach of the covenant resulted from not meeting certain production levels of concentrate (“production covenant”) during 2010, compared to the operating budget and mine plan approved by the Senior Lenders. In addition to waiving the breach at December 31, 2010, the Senior Lenders also waived the measurement of the production covenant against the currently approved operating budget and mine plan for 2011.

The Anooraq Group has the following long-term contractual obligations as at March 31, 2011:

	Payments due by period ($ million)
	Total	Less than one year	2 to 3 years	4 to 5 years	More than 5 years
Capital commitments	8.6	8.6	-	-	-
Long-term debt (1)	1,229.5	0.9	86.4	989.7	152.5
Operating lease commitments (2)	0.7	0.4	0.3	-	-
Purchase obligations (3)	26.5	12.5	8.3	5.7	-
Derivative liability (4)	3.1	-	3.1	-	-
Total	1,268.4	22.4	98.1	995.4	152.5

(1)

The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR 6.9638.

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)

The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4)

As part of the refinancing of the Senior Debt facility the interest rate hedge was unwound in April 2011, and RPM lent Plateau an amount equal to the cost of unwinding pursuant to a separate short term loan agreement to be entered into between RPM and Plateau. Subsequent to March 31, 2011 Anooraq and Anglo Platinum entered into discussions

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 surrounding a potential transaction. The discussions involve a strategic review by the parties of the Bokoni Platinum Holdings’ (“Bokoni Group”) assets, capital and financing structures, with a view to effecting a group restructure and refinancing transaction (the “Bokoni Group restructure”). Pursuant to the implementation of the Bokoni Group restructure Anooraq has unwound its interest rate hedge transaction with SCBand Anglo Platinum has taken cession of Anooraq’s senior loan obligations with SCB and RMBThe Senior Lenders have agreed with Anooraq and Anglo Platinum that Anglo Platinum’s subsidiary, RPM will acquire the outstanding indebtedness and related future funding obligations from the Senior Lenders in full, effective April 28, 2011. The outstanding amount of debt acquired by RPM is $96.4 million (ZAR 671 million).

On completion of the Bokoni Group restructure and the revisions to the Senior Debt described above, the Anooraq Group expects that the cash flows from the mining operations and the additional financing secured through the OCSF, combined with cash on hand, will be sufficient to meet the ongoing operational and capital cash requirements of the Anooraq Group for at least the next 12 months.

The Anooraq Group’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at Bokoni.

1.6      Capital Resources

Anooraq’s sources of capital are primarily debt.

The Anooraq Group’s access to capital sources is dependent upon general commodity and financial market conditions. The Anooraq Group has secured long-term funding to meet its operating and capital obligations through to the end of 2012. (See Section 1.13 – Financial Instruments and Risk Management – Debt Arrangements). The Anooraq Group’s cash balance as at March 31, 2011 was $22.8 million.

In addition to its cash resources, the Anooraq Group has access to various committed debt facilities from Anglo Platinum. All of the Anooraq Group’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 1, 2013, while it has management control at Bokoni. The reason for this capital repayment “holiday” period is that Bokoni is currently in a highly capital intensive project expansion growth phase until it reaches its phase 1 steady state of production of 160,000 tpm (240,000 PGM ounces per annum) expected in 2014. Thereafter, capital repayments will commence on the Senior Debt Facility and the Anooraq Group will be required to undertake a refinancing of the other Anglo Platinum debt facilities as and when market conditions allow it to do so. As discussed in section 1.5, management has initiated a refinancing to be implemented in the short-term.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

A summary of the Anooraq Group’s debt facilities as at March 31, 2011, adjusted to reflect the refinancing of the Senior Debt, is as follows:

	Balance at March 31, 2011, as adjusted	Total available facility	Un-utilized portion of facility
	$ million
RPM Debt facility (1)	87.9	134.0	46.1
OCSF	118.6	211.8	93.2
RPM funding loan	87.9	103.8	15.9
“A” preference share facility	410.7	410.7	-
Other	7.8	7.8	-
Total	712.9	868.1	155.2

(1)	RPM took cession and assignment of the Senior Debt effective 28 April 2011.

In addition to the facilities above, Anglo Platinum made available to Plateau a standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.

See a discussion of these debt facilities in Section 1.13 under the subheading “Debt Arrangements”. Also refer to Section 1.5 for a discussion of the refinancing of the Senior Debt.

Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the Department of Mineral Resources (“DMR”), the South African Reserve Bank and Anglo Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

1.7      Off-Balance Sheet Arrangements

The Anooraq Group has not entered into any off-balance sheet transactions.

1.8      Transactions with Related Parties

The Anooraq Group concluded a number of agreements with respect to services at Bokoni with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. It is anticipated that,

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011 as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services.

Transactions with RPM during Q1 2011, as compared to the full year 2010, are summarized below:

Concentrate sales	$30.7 million	(2010 – $148.3 million)

Cost of sales*	$6.3 million	(2010 – $19.6 million)

Administration expenses	$0 million	(2010 – $3.6 million)

Finance expense	$20.2 million	(2010 – $62.8 million)

(before interest capitalised)

* - included in cost of sales are the following:

Metal accounting services	$0.2 million	(2010 – $0.5 million)

Supply chain services	$5.1 million	(2010 – $11.9 million)

Treatment of Anglo ore	($0.4) million	(2010 – ($1.0) million)

Other	$1.4 million	(2010 – $8.2 million)

	$6.3 million	(2010 – $19.6 million)

The following balances were outstanding to/from RPM at March 31, 2011, as compared to December 31, 2010:

Loans and Borrowings	$623.0 million	(2010 – $624.1 million)

Trade and other payables	$1.3 million	(2010 – $2.5 million)

Trade and other receivables	$19.1 million	(2010 – $33.3 million)

Post Q1 2011, RPM assumed all the rights and obligations of the Senior Lenders and, by repaying the Senior Lenders, the Loans and Borrowings balance of related parties increased as follow:

Hedge Unwind	$3.7 million (ZAR 25.7 million)

Senior Debt	$92.6 million (ZAR 642.8 million)

1.9 Summary of Quarterly Results

$ Million	Mar 31, 2011 Restated	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009
Revenue	30.7	43.2	34.5	38.4	32.2	34.8	27.8	-
Cost of sales	(47.6)	(52)	(44.5)	(40.9)	(35.6)	(40.5)	(40.5)	-
Gross loss	(16.9)	(8.8)	(10.0)	(2.5)	(3.4)	(5.7)	(12.7)	-

Loss for the period	(36.1)	(32.4)	(28.1)	(19.9)	(13.2)	(18.6)	(18.7)	(10.8)

Basic and diluted loss per share ($)	(0.04)	(0.04)	(0.04)	(0.03)	(0.02)	(0.03)	(0.04)	(0.06)
Weighted number of common shares outstanding (million)	425	425	425	425	425	305	245	186

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Discussion of Last Eight Quarterly Results in General

Prior to July 1, 2009, Anooraq was regarded primarily as an exploration company. Therefore, Anooraq did not have any significant operating assets.

On July 1, 2009, Anooraq acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Anooraq that generated revenue. There was therefore a significant increase in the asset base of the Anooraq Group as revenue generating assets were effectively acquired.

The Anooraq Group had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

—	Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of 2010.
—	To commence generating profits on an operational level. This has not yet been achieved.
—	Reduce the unit cost. The unit cost has reduced by 20% in the first 18 months.

The Anooraq Group is continuing its efforts to grow production (Phase 1 expansion program) in order to achieve the Anooraq Group’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2014.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $27.8 million for Q3 2009, and ultimately to revenue of $30.7 million for Q1 2011.

The increased finance cost, as a result of the completion of capitalization of the Brakfontein Project which resulted in interest not being eligible for further capitalization, drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

1.10    Proposed Transactions

As at March 31, 2011, there were no reportable proposed transactions. Refer to note 12 of the restated unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011, which is filed at the same date as this restated MD&A, for a description of certain proposed transactions as of the date of this restated MD&A.

1.11    Critical Accounting Estimates

The Anooraq Group’s accounting policies are presented in note 4 of the audited financial statements for the year ended December 31, 2010, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for the year ended December 31, 2010 where applicable.

These estimates include:

Taxation

The Anooraq Group applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

The Anooraq Group provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Anooraq Group’s net deferred tax assets assumes that the Anooraq Group will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Anooraq Group.

During the 2010 fiscal year, the Anooraq Group calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the real post-tax weighted average cost of capital (“WACC”) of 9.67%. The WACC is based on the risk free rate as at December 31, 2010, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for the year ended December 31, 2010 for details of key assumptions used in the 2010 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for the year ended December 31, 2010. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2010. Cash generating units are based on individual subsidiaries within the Anooraq group.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation costs.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Anooraq Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% over a period of 20 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using a Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 35 of the audited financial statements for the year ended December 31, 2010 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at March 31, 2011 amounted to $1.1 million.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Anooraq Group’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Anooraq Group’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

1.12    Changes in Accounting Policies including Initial Adoption

Changes in accounting policies

The accounting policies applied by the Anooraq Group in the condensed consolidated interim financial statements for the period ended March 31, 2011 are the same as those applied by the Anooraq Group in the consolidated financial statements as at and for the year ended December 31, 2010 (available on SEDAR and EDGAR), except for the following standards and interpretations adopted in the current financial year:

—	IAS 24 (revised), Related Party Disclosures

—	IFRIC 19, Extinguishing Financial liabilities with Equity instruments

—	Amendments to IFRS 2, Share-based payments; vesting conditions and cancellations

—	Amendments to IAS 32 Financial Instruments: Presentation – Classification of Rights Issues

—	Various improvements to IFRS 2010

There was no significant impact on the condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to the Anooraq Group:

—	IFRS 9, Financial instruments

¡	Effective date January 1, 2013.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

¡

IFRS 9 (2009) is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before January 1, 2012.

—	IFRS 9, Additions to IFRS 9 Financial instruments

¡	Effective date January 1, 2013.
¡

IFRS 9 (2010) adds the requirements related to the classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

1.13 Financial Instruments and Risk Management

Financial instruments

The Anooraq Group’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. The Anooraq Group’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when the Anooraq Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

The Anooraq Group’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Anooraq Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Anooraq Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless the Anooraq Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

The Anooraq Group held derivative financial instruments to hedge its interest rate risk exposures up to 28 April 2011, whereafter the interest rate hedge has been unwound. Up to 28 April 2011 embedded derivatives were separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative were not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument was not measured at fair value through profit or loss.

On initial designation of the hedge, the Anooraq Group formally documented the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that had been used to assess the effectiveness of the hedging relationship. The Anooraq Group made an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments were expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge were within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should have been highly probable to occur and should have presented an exposure to variations in cash flows that could ultimately have affected reported net income.

Derivatives were recognized initially at fair value; attributable transaction costs were recognized in profit or loss as incurred.

24

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

Financial risk management activities

The Anooraq Group’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. The Anooraq Group may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of the Anooraq Group’s risk management framework.

The Anooraq Group’s risk management policies are established to identify and analyze the risks faced by the Anooraq Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Anooraq Group’s activities. The Anooraq Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to the Anooraq Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Anooraq Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Anooraq Group has no collateral against these receivables.

Liquidity risk

Liquidity risk is the risk that the Anooraq Group will not be able to meet its financial obligations as they fall due. The Anooraq Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Anooraq Group’s holdings of cash and cash equivalents. This is facilitated via the OCSF. The Anooraq Group’s cash and cash equivalents are invested in business accounts which are available on demand.

The Anooraq Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Anooraq Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Anooraq Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

The Bokoni Transaction was partially financed by a $107.7 million (ZAR 750 million) Debt Facility from Standard Chartered provided to Plateau, of which $71.8 million (ZAR 500 million) was drawn down on July 1, 2009. The remaining $35.9 million (ZAR 250 million) was available for interest roll-up during the next three years. The term of the Senior Debt facility was nine years with an interest and capital repayment holiday period. The Senior Debt facility bore interest equal to the JIBAR (5.575% at March 31, 2011) plus 4.5% applicable margin and 1.27% mandatory cost. Effective as of April 28, 2011, RPM will acquire the outstanding amounts from the Senior Lenders in full. (See Section 1.5 – Liquidity).

25

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The Anooraq Group had entered into an interest rate swap arrangement with SCB to fix the variable interest rate on $71.8 million (ZAR 500 million) of the principal amount of the loan at 14.695% which arrangement expires on July 31, 2012. On April 28, 2011 the interest rate hedge was unwound, and RPM lent Plateau an amount equal to the cost of unwinding pursuant to a separate short term loan agreement between RPM and Plateau. (See Section 1.5 – Liquidity).

A 100 basis point change in the interest rate for Q1 2011 on the Senior Debt and the RPM loan would have changed the loss for the quarter by approximately $1.7 million. This analysis assumes that all other variables remain constant. A 500 basis point change, based on the terms and conditions of the loan RPM has acquired from the Senior Lenders (Refer to Section 1.5 – Liquidity) would have reduced the finance cost by approximately $8.4 million.

Foreign currency risk

The Anooraq Group from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Anooraq Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Anooraq Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $49.5 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at March 31, 2011 would have resulted in an increase/decrease of $4.9 million in equity. The Anooraq Group has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of the Anooraq Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Anooraq Group currently operates Bokoni. The Anooraq Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Anooraq Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing the Anooraq Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Anooraq Group in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Anooraq Group remains in a sound financial position.

The Anooraq Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. The Anooraq Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

26

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

There were no changes to the Anooraq Group’s approach to capital management as at March 31, 2011.

Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Senior Debt facility provided by the Senior Lenders and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM will provide Plateau with an operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $107.7 million (ZAR 750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) which, with the Company’s portion, will provide up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Senior Debt facility. Subsequent to the initial financing, effective as of April 28, 2011 RPM will acquire the outstanding amounts on the Senior Debt in full from the Senior Lenders (Refer Section 1.5 – Liquidity).

1.        Debt Facility

Plateau secured the Senior Debt facility with SCB for an amount of up to $107.7 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $35.9 million (ZAR 250 million). On July 1, 2009, SCB advanced $71.8 million (ZAR 500 million) to Plateau, and interest amounting to $20.1 million (ZAR 140.1 million) has been rolled up through March 31, 2011.

The Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at March 31, 2011).

The total amount of the interest payable on the notional amount of the Senior Debt facility of $71.8 million (ZAR 500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The Senior Debt facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined above), if Plateau’s cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the Debt Facility, RPM was obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see “Standby loan facility” below).

On December 11, 2009, 34% of the Senior Debt facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011 RPM will acquire the outstanding amounts from the Senior Lenders in full. RPM also assumed all of the rights and obligations of the Senior lenders under the Debt Facility. (See Section 1.5 – Liquidity).

27

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

2.        Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $172.3 million (ZAR 1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $157.9 million (ZAR 1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $172.3 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Anooraq Group is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that the Anooraq Group is in the position to redeem the shares. Any preference shares not redeemed in six years (at 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of the Plateau OCSF and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $157.9 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $157.9 million (ZAR 1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares (“The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Anooraq will take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Anooraq common shares to be issued on implementation of the Share-Settled Financing arrangement is 227.4 million common shares. Once all the “B” preference shares have been converted into Plateau Ordinary Shares and then into Anooraq common shares, the Company will have 425 million common shares outstanding (not including any other Anooraq common shares that may hereafter be issued).

28

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Anooraq common shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of Anooraq common shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Pelawan continuing to own a minimum 51% shareholding in Anooraq. The total number of Anooraq common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Anooraq shares. Such Anooraq common shares will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq (at present the contractual lock in provision for Pelawan on all of its shares held in Anooraq remains in place up to January 1, 2015).

The final result of the Share-Settled Financing is that: (i) RPM funded a payment of $157.9 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive an additional 111.6 million common shares in Anooraq.

RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Anooraq Group’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.

3.        Operating Cash Flow Shortfall Facility (“OCSF”)

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $107.7 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at March 31, 2011, Plateau had drawn $60.9 million (ZAR 424.2 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni $103.4 million (ZAR 720 million) (the “RPM OCSF”) subject to the same terms and conditions as the Plateau OCSF. As at March 31, 2011, Bokoni had drawn $58.4 million (ZAR 406.4 million) of the available $103.4 million (ZAR 720 million) of the RPM OCSF.

29

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

4.        Standby loan facility

Anglo Platinum has made available to Plateau a standby loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa (currently 9%). As at March 31, 2011 no draw down has been made on the standby facility. This standby loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations is generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5.        Security

The Debt Facility is secured through various security instruments, guarantees and undertakings provided by the Anooraq Group against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The standby loan facility, Plateau OCSF and Plateau Preferred “A” shares rank behind the Debt Facility for security purposes.

1.14    Other MD&A Requirements

Additional information relating to the Anooraq Group, including the Anooraq Group’s Annual Information Form dated March 23, 2011, is available on SEDAR.

1.15    Internal Controls over Financial Reporting Procedures

The Anooraq Group’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations). The Anooraq Group’s internal control system was designed to provide reasonable assurance to the Anooraq Group’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Anooraq Group.

—

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Anooraq Group are being made only in accordance with authorizations of management and directors of the Anooraq Group.

—

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Anooraq Group’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

30

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The Anooraq Group excluded Bokoni from its assessment of the effectiveness of the Anooraq Group’s internal control over financial reporting as of December 31, 2009. During 2010, the Anooraq Group designed and implemented internal control over financial reporting at Bokoni. This included:

—	documentation of controls;
—	training of staff;
—	risk assessments;
—	design and implementation of controls; and
—	control measures to ensure standards and procedures are maintained.

During Q4 2010, the Anooraq Group went live on its own SAP system. The Anooraq Group previously used Anglo Platinum’s SAP system. All the necessary controls were designed and implemented for the new system, including the migration to the new system.

This included:

—	documentation of controls;
—	training of staff;
—	risk assessments;
—	user acceptance testing;
—	design and implementation of general information technology controls and application controls;
—	change management controls; and
—	controls around data migration.

Management assessed the effectiveness of the Anooraq Group’s internal control over financial reporting as at December 31, 2010. In making this assessment, the Anooraq Group’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, management concluded that the Anooraq Group’s internal control over financial reporting was effective as of December 31, 2010.

The original MD&A for the three months ended March 31, 2011, filed on May 13, 2011, stated that there has been no change in the Anooraq Group’s internal control over financial reporting that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected or is reasonably likely to materially affect the Anooraq Group’s internal control over financial reporting.

Subsequently, management has re-assessed the effectiveness of the Anooraq Group’s internal control over financial reporting as of March 31, 2011. In making this re-assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. As a result of this re-assessment, management identified that certain deficiencies existed and as a result, the internal control over financial reporting was not operating effectively at March 31, 2011. The deficiencies identified by management during the period-end financial reporting close process resulted in certain accounting adjustments being made in the preparation of the Anooraq Group’s financial results for the three months ended March 31, 2011, as described above on the cover page of this MD&A. The accounting adjustments were detected and corrected by management during the Company’s year-end financial reporting close process. As management identified and corrected the accounting adjustments as part of the year-end financial reporting process, the internal control over financial reporting was operating effectively as at December 31, 2011. Management has determined that the deficiencies in internal control over financial reporting and resulting accounting adjustments for Q1 2011 do not represent a material weakness in internal control over financial reporting as at December 31, 2011 or as of the end of Q1 2011 and such deficiencies have not materially affected internal control over financial reporting during such periods.

31

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

The deficiencies in internal controls over financial reporting referred to above related primarily to ineffective review procedures during the period-end financial reporting close process which impacted management’s ability to oversee the preparation of the consolidated financial statements. As a result, management conducted a thorough review of the underlying reasons that led to the accounting adjustments, as well as the design and operation of the controls over the period-end financial reporting close process during the last quarter of the year ended December 31, 2011 and made the necessary changes to the period-end accounting process to remediate these deficiencies in internal controls over financial reporting.

Management is committed to improving the Company’s internal control over financial reporting and will continue to diligently and vigorously review the Company’s internal control over financial reporting. As the Company continues to evaluate and works to improve its internal control over financial reporting, it may determine to take additional measures to address identified internal control deficiencies as management may determine is necessary.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations. As at December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Anooraq Group’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the Anooraq Group’s disclosure controls and procedures were effective.

In connection with the restatement of certain of the Company’s financial statements for the three months ended March 31, 2011, management of the Company re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2011. As a result management of the Company made the necessary changes to the quarter-end accounting process to remediate any deficiencies.

The description of the restatements and the impact on the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2011 are described in note 11 to the restated unaudited interim condensed consolidated financial statements, available on SEDAR at www.sedar.com.

32

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the period ended March 31, 2011

1.16    Disclosure of Outstanding Share Data.

The Anooraq Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 common shares. As at March 31, 2011, 13,166,000 options were outstanding. No share options were issued in Q1 2011. Options outstanding and exercisable at March 31, 2011 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$ 1.29	4,145,000	4,145,000	1.6
June 25, 2013	$ 1.29	916,000	916,000	2.3
June 30, 2013	$ 1.29	1,410,000	1,410,000	2.3
June 25, 2014	$ 0.96	600,000	600,000	3.3
November 30, 2016	$ 0.84	4,855,000	1,583,415	5.8
May 1, 2017	$ 1.68	500,000	-	6.2
July 1, 2017	$ 1.05	260,000	-	6.3
August 1, 2017	$ 1.11	480,000	-	6.4

Total		13,166,000	8,654,415

Weighted average exercise price		$ 1.11	$1.19

As at March 31, 2011, the issued share capital of the Anooraq Group was 201,888,473 common shares, 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares. The B preference shares are convertible into Anooraq shares on a 1 to 1 basis.

33

Document 3

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Anooraq Resources Corporation (the “issuer”) has refiled the interim financial report and interim MD&A of the issuer for the interim period ended March 31, 2011.

I, Harold Motaung, Chief Executive Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended March 31, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

1

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 30, 2012

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

2

Document 4

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Anooraq Resources Corporation (the “issuer”) has refiled the interim financial report and interim MD&A of the issuer for the interim period ended March 31, 2011.

I, De Wet Schutte, Chief Financial Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended March 31, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

1

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2011 and ended on March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 30, 2012

/s/ De Wet Schutte
De Wet Schutte
Chief Financial Officer

2

Document 5

RESTATED AND AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED 30 JUNE 2011

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Financial Position

As at 30 June 2011

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited

	Note	30 June 2011	31 December 2010

Assets		(Restated Note 14)

Non-current assets

Property, plant and equipment	5	920,779,762	984,906,533
Capital work-in-progress	6	13,209,653	10,311,973
Intangible assets	7	2,744,463	3,280,056
Mineral property interests		13,271,299	13,716,383
Goodwill		12,461,161	13,185,952
Platinum producers’ environmental trust (restricted cash)		3,047,831	2,862,075
Other non-current assets		364,896	348,076

Total non-current assets		965,879,065	1,028,611,048

Current assets

Inventories		318,457	-
Trade and other receivables		28,530,133	36,190,110
Current tax receivable		154,271	163,244
Cash and cash equivalents		19,240,026	25,764,590
Restricted cash		1,329,607	1,377,263

Total current assets		49,572,494	63,495,207

Total assets		1,015,451,559	1,092,106,255

Equity and Liabilities

Equity

Share capital		71,967,083	71,852,588
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(9,605,545)	(5,197,843)
Hedging reserve		-	(4,124,155)
Share-based payment reserve		23,627,621	22,032,571
Accumulated loss		(210,408,560)	(163,519,502)

Total equity attributable to equity holders of the Group		33,498,873	78,961,933

Non-controlling interest		4,465,183	42,404,014

Total equity		37,964,056	121,365,947

Liabilities

Non-current liabilities

Loans and borrowings	8	760,885,217	622,534,699
Deferred taxation		179,817,959	208,805,557
Provisions		8,059,085	8,184,494
Derivative liability		-	4,969,563

Total non-current liabilities		948,762,261	844,494,313

Current liabilities

Trade and other payables		27,806,542	31,844,332
Short-term portion of loans and borrowings		918,700	94,401,663
Total current liabilities		28,725,242	126,245,995

Total liabilities		977,487,503	970,740,308

Total equity and liabilities		1,015,451,559	1,092,106,255

Approved by the Board of Directors on 30 March 2012

/s/ Harold Motaung	/s/ Fikile de Buck

Harold Motaung (Director)	Fikile d Buck (Director)

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Comprehensive Loss

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 June		Six months ended 30 June
		2011	2010	2011	2010
		(Restated Note 14)		(Restated Note 14)

Revenue		35,916,397	38,354,910	66,614,625	70,561,013
Cost of sales		(56,212,465)	(40,919,441)	(103,764,020)	(76,551,589)

Gross loss		(20,296,068)	(2,564,531)	(37,149,395)	(5,990,576)

Administrative expenses	10	(10,294,361)	(3,609,512)	(14,599,479)	(6,281,150)
Transaction costs		-	(51,030)	-	(51,030)
Other income		3,947	(2,806)	54,238	82,617

Operating loss		(30,586,482)	(6,227,879)	(51,694,636)	(12,240,139)

Finance income		233,652	283,078	427,820	583,015
Finance expense		(25,078,380)	(17,336,496)	(48,331,003)	(27,596,502)

Net finance expense		(24,844,728)	(17,053,418)	(47,903,183)	(27,013,487)

Loss before income tax		(55,431,210)	(23,281,297)	(99,597,819)	(39,253,626)

Income tax		9,285,054	3,357,844	17,375,230	6,139,149

Loss for the period		(46,146,156)	(19,923,453)	(82,222,589)	(33,114,477)

Other comprehensive income/(loss)

Foreign currency translation differences for foreign operations		(853,472)	314,175	(7,007,453)	(4,329,154)

Effective portion of changes in fair value of cash flow hedges		9,054	(444,297)	1,602,501	(1,935,823)

Reclassification to profit or loss on settlement of cash flow hedge		2,521,654	-	2,521,654	-

Other comprehensive loss for the period, net of income tax		1,677,236	(130,122)	(2,883,298)	(6,264,977)

Total comprehensive loss for the period		(44,468,920)	(20,053,575)	(85,105,887)	(39,379,454)

Loss attributable to:
Owners of the Company		(28,244,686)	(10,825,637)	(46,889,058)	(17,823,544)
Non-controlling interest		(17,901,470)	(9,097,816)	(35,333,531)	(15,290,933)
Loss for the period		(46,146,156)	(19,923,453)	(82,222,589)	(33,114,477)

Total comprehensive loss attributable to:

Owners of the Company		(26,386,888)	(11,055,662)	(47,167,056)	(22,279,504)
Non-controlling interest		(18,082,032)	(8,997,913)	(37,938,831)	(17,099,950)

Total comprehensive loss for the period		(44,468,920)	(20,053,575)	(85,105,887)	(39,379,454)

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Changes in Equity

For the period ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve reserve	Share-based payment reserve	Hedging reserve	Accumulated loss	Total	Non- controlling interest	Total

				(Restated Note 14)	(Restated Note 14)		(Restated Note 14)	(Restated Note 14)	(Restated Note 14)	(Restated Note 14)

For the period ended 30 June 2010

Balance at 1 January 2010	71,713,114	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620

Total comprehensive income/(loss) for the period

Loss for the period	-	-	-	-	-	-	(17,823,544)	(17,823,544)	(15,290,933)	(33,114,477)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	(2,534,578)	-	14,441	-	(2,520,137)	(1,809,017)	(4,329,154)

Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(1,935,823)	-	(1,935,823)	-	(1,935,823)

Total other comprehensive loss	-	-	-	(2,534,578)	-	(1,921,382)	-	(4,455,960)	(1,809,017)	(6,264,977)

Total comprehensive loss for the period	-	-	-	(2,534,578)	-	(1,921,382)	(17,823,544)	(22,279,504)	(17,099,950)	(39,379,454)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Share-based payment transactions	-	-	-	-	926,037	-	-	926,037	-	926,037

Share issue	63,400	-	-	-	-	-	-	63,400	-	63,400

Total contributions by and distributions to owners	63,400	-	-	-	926,037	-	-	989,437	-	989,437

Balance at 30 June 2010	71,776,514	(4,991,726)	162,910,000	(11,925,477)	20,696,823	(2,652,675)	(129,621,636)	106,191,823	64,925,780	171,117,603

For the period ended 30 June 2011

Balance at 1 January 2011	71,852,588	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947

Total comprehensive income/(loss) for the period

Loss for the period	-	-	-	-	-	-	(46,889,058)	(46,889,058)	(35,333,531)	(82,222,589)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	(4,407,702)	5,549	-	-	(4,402,153)	(2,605,300)	(7,007,453)

Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	1,602,501	-	1,602,501	-	1,602,501

Reclassification to profit or loss on settlement of cash flow hedge	-	-	-	-	-	2,521,654	-	2,521,654	-	2,521,654

Total other comprehensive loss	-	-	-	(4,407,702)	5,549	4,124,155	-	(277,998)	(2,605,300)	(2,883,298)

Total comprehensive loss for the period	-	-	-	(4,407,702)	5,549	4,124,155	(46,889,058)	(47,167,056)	(37,938,831)	(85,105,887)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Common shares issued	114,495	-	-	-	(51,495)	-	-	63,000	-	63,000

Share-based payment transactions	-	-	-	-	1,640,996	-	-	1,640,996	-	1,640,996

Total contributions by and distributions to owners	114,495	-	-	-	1,589,501	-	-	1,703,996	-	1,703,996

Balance at 30 June 2011	71,967,083	(4,991,726)	162,910,000	(9,605,545)	23,627,621	-	(210,408,560)	33,498,873	4,465,183	37,964,056

ANOORAQ RESOURCES CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 June		Six months ended 30 June
		2011	2010	2011	2010

Cash flows from operating activities

Cash utilised by operations	9	(19,797,449)	(2,080,046)	(21,590,854)	(5,592,729)

Interest received		186,561	255,232	331,442	515,482

Interest paid		(3,030)	-	(528,340)	(12,754)

Taxation paid		-	-	-	(299,394)

Cash utilised by operating activities		(19,613,918)	(1,824,814)	(21,787,752)	(5,389,395)

Cash flows from investing activities

Acquisition of property, plant and equipment		-	(1,961,027)	-	(1,961,027)

Acquisition of capital-work-in-progress	6	(6,714,422)	(4,650,009)	(14,488,974)	(8,884,890)

Acquisition of intangible assets	7	(244,595)	-	(244,595)	-

Proceeds on disposal of property, plant and equipment		-	47,002	-	47,002

Investment in environmental trusts		(300,028)	(668)	(300,028)	(668)

Cash utilised by investing activities		(7,259,045)	(6,564,702)	(15,033,597)	(10,799,583)

Cash flows from financing activities

Settlement of interest rate swap	8	(3,691,604)	-	(3,691,604)	-

Funding loan raised – RPM	8	3,691,604	-	3,691,604	-

Long term borrowings raised – OCSF		23,722,587	10,906,147	31,981,790	16,410,632

Repayment of other loans		(492,311)	-	(492,311)	-

Common shares issued		-	-	63,000	25,800

Cash generated from financing activities		23,230,276	10,906,147	31,552,479	16,436,432

Effect of foreign currency translation		91,474	143,380	(1,255,694)	(502,473)
Net (decrease)/ increase in cash and cash equivalents		(3,551,213)	2,660,011	(6,524,564)	(255,019)

Cash and cash equivalents, beginning of period		22,791,239	28,032,481	25,764,590	30,947,511

Cash and cash equivalents, end of period		19,240,026	30,692,492	19,240,026	30,692,492

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Anooraq Resources Corporation (the “Company” or “Anooraq”) is incorporated in the Province of British Columbia, Canada. The condensed consolidated interim financial statements of the Company as at and for the three and six months ended 30 June 2011 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities. Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Anooraq operates in South Africa through its wholly-owned subsidiary Plateau Resources (Proprietary) Limited (“Plateau”) which historically owned the Group’s various mineral property interests and conducted the Group’s business in South Africa.

2.	GOING CONCERN

The condensed consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.

As a result of the acquisition of the operating mine in 2009, the Group secured various funding arrangements including securing a long-term credit facility, the Operating Cash Flow Shortfall Facility (“OCSF”), with Rustenburg Platinum Mines Limited (“RPM”) for an amount of $209.8 million (ZAR 1,470 million). The facility is used to fund operating cash and capital requirements for an initial period of three years. As at 30 June 2011, the Group utilised $123.8 million (ZAR 867.8 million), excluding interest, thereof to fund operating requirements from 1 July 2009 as the mining operations are not currently generating sufficient cash flows to fund operations and operational projects. The Group has no obligation to repay significant interest and capital on its outstanding loans and borrowings during 2011 and 2012.

As a result of securing the financial resources and long-term funding, management expects that cash flows from the mining operations and the OCSF will be sufficient to meet immediate ongoing operating and capital cash requirements of the Group.

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2010. The consolidated financial statements of the Group as at and for the year ended 31 December 2010 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2010, except for the following standards and interpretations, applicable to the Group, adopted in the current financial period:

•	IAS 24 (revised), Related Party Disclosures

•	Various improvements to IFRS 2010

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

	Six months ended 30 June 2011	Year ended 31 December 2010

5. PROPERTY, PLANT AND EQUIPMENT (RESTATED NOTE 14)

Summary

Cost

Balance at beginning of period	1,032,647,854	707,131,018

Additions	-	494,095

Transferred from capital work-in-progress	11,875,505	260,839,548

Disposals	(86,111)	(544,766)

Adjustment to rehabilitation assets	-	144,952

Effect of translation	(56,669,851)	64,583,007

Balance at end of period	987,767,397	1,032,647,854

Accumulated depreciation and impairment losses

Balance beginning of period	47,741,321	13,737,282

Depreciation for the period	21,770,099	31,397,522

Disposals	(68,181)	(499,587)

Effect of translation	(2,455,604)	3,106,104

Balance at end of period	66,987,635	47,741,321

Carrying value	(#) 920,779,762	984,906,533

(#) Refer to note 14 regarding the restatement of the six months ended results.

6. CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

Balance at beginning of period	10,311,973	235,838,915

Additions	14,488,974	28,193,472

Transfer to property, plant and equipment	(11,875,505)	(260,839,548)

Capitalisation of borrowing costs	824,322	8,271,379

Impairment	-	(345,123)

Effect of translation	(540,111)	(807,122)

Balance at end of period	13,209,653	10,311,973

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

7. INTANGIBLE ASSETS

Cost

Balance at beginning of period	3,473,000	-

Additions	244,595	3,328,100

Effect of translation	(189,000)	144,900

Balance at end of period	3,528,595	3,473,000

Accumulated amortisation and impairment losses

Balance beginning of period	192,944	-

Amortisation for the period	597,154	180,039

Effect of translation	(5,966)	12,905

Balance at end of period	784,132	192,944

Carrying value	2,744,463	3,280,056

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

	Six months ended 30 June 2011	Year ended 31 December 2010

8. LOANS AND BORROWINGS (RESTATED NOTE 14)

Senior Term Loan Facility	-	93,412,907

Capitalised transaction costs	-	(4,251,970)

Redeemable “A” preference shares (related party)	419,854,010	418,050,018

Rustenburg Platinum Mines – Funding loans (related party)	186,570,439	89,370,192

Rustenburg Platinum Mines – OCSF (related party)	146,782,575	111,208,925

Rustenburg Platinum Mines – Interest free loan (related party)	4,125,567	4,365,567

Rustenburg Platinum Mines – commitment fees (related party)	1,308,815	1,122,854

Other	3,162,511	3,657,869

	761,803,917	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(918,700)	(988,756)

	(918,700)	(94,401,663)
Non-current liabilities	(#) 760,885,217	622,534,699

The carrying value of the Group’s loans and borrowings changed during the period as follows:

Balance at beginning of the period	716,936,362	555,509,417

Rustenburg Platinum Mine – OCSF	31,981,790	39,043,300

Rustenburg Platinum Mine – Interest free loan	-	599,442

Loans repaid	-	(590,537)

Loans repaid – other	(492,311)	-

Commitment fee capitalised	(245,780)	(640,086)

Finance expenses accrued	44,145,063	74,436,897

Funding loan raised – Rustenburg Platinum Mine (related party)	3,691,604	-

Capitalisation transaction costs written-off	3,968,918	-

Amortisation of loan costs	18,360	631,929

Commitment fee liability	245,780	640,086

Interest rate swap adjustment	355,852	(354,093)

Other	-	3,328,100

Effect of translation	(38,801,721)	44,331,907

Balance at end of the period	761,803,917	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(918,700)	(988,756)

	(918,700)	(94,401,663)

Non-current portion	(#) 760,885,217	622,534,699

Senior Term Loan Facility

On 28 April 2011, the Senior Term Loan Facility with Standard Chartered Bank (“SCB”) and FirstRand Bank acting through its division, Rand Merchant Bank (“RMB”) was ceded to Anglo Platinum Limited (“Anglo”) through its subsidiary, Rustenburg Platinum Mines Limited (“RPM”). The outstanding interest rate swap was settled with funding obtained from RPM.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

The debt ceded to RPM has similar terms as the Senior Term Loan Facility except for certain revisions. The revised terms of the loan is a reduction in the interest rate from a 3 month JIBAR plus applicable margin (4.5%) and mandatory cost (11.735% at 31 December 2010) to 3 month JIBAR plus 4% (9.575% at 30 June 2011). The total facility has been increased from $107 million (ZAR 750 million) to $132.7 million (ZAR 930 million). The commencement of re-payments has been deferred by one year from 31 January 2013 to 31 January 2014. RPM has also waived the loan covenants on the debt until 30 June 2012.

Transaction costs capitalised of $4 million (ZAR 28 million) were written off to finance expense on the cession of the Senior Term Loan Facility.

(#) Refer to note 14 regarding the restatement of the six months ended results.

	Three months ended 30 June		Six months ended 30 June

	2011	2010	2011	2010

9. CASH (UTILISED BY)/GENERATED FROM OPERATIONS (RESTATED NOTE 14)

Loss before income tax	(#) (55,431,210)	(23,281,297)	(99,597,819)	(39,253,626)
Adjustments for:
Finance expense	(#) 25,078,380	17,336,496	48,331,003	27,596,502
Finance income	(233,652)	(283,078)	(427,820)	(583,015)
Non-cash items:
Depreciation and amortisation	(#) 10,849,330	6,134,925	22,367,253	12,192,443
Equity settled share-based compensation	(#) 665,401	453,497	1,640,996	963,637
Impairment of assets	-	336,306	-	336,306
Loss/(profit) on disposal of property, plant and equipment	17,929	(5,077)	17,929	(5,077)
Profit and loss impact of cash flow hedge	2,673,963	-	2,640,465	-
Other	-	(50,959)	-	(150,540)
Cash utilised/generated before working capital changes	(16,379,859)	640,813	(25,027,993)	1,096,630
Working capital changes
(Increase)/decrease in trade and other receivables	(5,701,111)	(5,173,384)	6,314,527	(4,116,199)
Increase /(decrease) in trade and other payables	1,528,988	714,277	(2,561,386)	(3,232,222)
Decrease/(increase) in inventories	754,533	1,738,248	(316,002)	659,062
Cash utilised by operations	(19,797,449)	(2,080,046)	(21,590,854)	(5,592,729)

(#) Refer to note 14 regarding the restatement of the three and six months ended results.

10.	ADMINISTRATION COSTS

Administration costs include the reclassification of the hedge reserve on settlement of the interest rate swap. The amount expensed was $2.6 million (ZAR18.6 million).

11.	SEGMENT INFORMATION (RESTATEMENT NOTE 14)

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

	Six months ended 30 June

	2011			2010

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(22,432,972)	(546,032)	(#) (22,979,004)	1,978,836	(20,891)	1,957,945	(i)
Total Assets	1,021,896,632	11,002,363	(#)1,032,898,995	1,004,266,950	11,708,140	1,015,975,090	(ii)

	Three months ended 30 June

	2011			2010

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(13,976,276)	(261,456)	(#) (14,237,732)	1,165,505	(1,756)	1,163,749	(i)

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

		2011	2010
(i)	EBITDA – six months ended
	EBITDA for reportable segments	(22,979,004)	1,957,945
	Net finance expense	(47,903,183)	(27,013,487)
	Depreciation and amortisation	(22,367,253)	(12,192,443)
	Corporate and consolidation adjustments	(6,348,379)	(2,005,641)
	Consolidated loss before income tax	(#) (99,597,819)	(39,253,626)

	EBITDA - three months ended
	EBITDA for reportable segments	(14,237,732)	1,163,749
	Net finance expense	(24,844,728)	(17,053,418)
	Depreciation and amortisation	(10,849,330)	(6,134,925)
	Corporate and consolidation adjustments	(5,499,420)	(1,256,703)
	Consolidated loss before income tax	(#) (55,431,210)	(23,281,297)

(ii)	Total assets
	Assets for reportable segments	1,032,898,995	1,015,975,090
	Corporate and consolidation adjustments	(17,447,436)	(10,458,596)
	Consolidated total assets	(#) 1,015,451,559	1,005,516,494

(#) Refer to note 14 regarding the restatement of the three and six months ended results.

12.	SUBSEQUENT EVENTS

The restated and amended condensed consolidated interim financial statements for the respective periods ended 30 September 2011 as well as the audited annual financial statements for the year ended 31 December 2011 were approved on the same date as these restated and amended condensed consolidated interim financial statements. The audited annual financial statements for the year ended 31 December 2011 should be referred to for a better understanding of the financial position of the company.

13.	EARNINGS PER SHARE (RESTATED NOTE 14)

The basic and diluted loss per share for the three and six months ended 30 June 2011 was 7 cents (2010: 3 cents) and 11 cents (2010: 4 cents) respectively.

The calculation of basic loss per share for the three months ended 30 June 2011 of 7 cents (2010: 3 cents) is based on the loss attributable to owners of the Company of (#) $28,244,686 (2010: $10,825,637) and a weighted average number of shares of 424,745,795 (2010: 424,658,123).

The calculation of basic loss per share for the six months ended 30 June 2011 of 11 cents (2010: 4 cents) is based on the loss attributable to owners of the Company of (#) $46,889,058 (2010: $17,823,544) and a weighted average number of shares of 424,745,795 (2010: 424,658,123).

Share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

(#) Refer to note 14 regarding the restatement of the three and six months ended results.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

14.	RESTATEMENT OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED 30 JUNE 2011

Subsequent to the 15 August 2011 issuance of the unaudited interim condensed consolidated financial statements for the three and six months ended 30 June 2011, on 30 March 2012 the Company announced that during its 2011 financial year-end closing procedures management had identified certain non material adjustments which had led to the understatement of its loss for the three and six months ended 30 June 2011. As a result, the following adjustments were identified that affected the Company’s reported results for the three and six month period ended 30 June 2011.

The Company determined that depreciation on property, plant and equipment was incorrectly calculated as a portion of inferred resources relating to a UG2 ramp up project at Bokoni, which was subsequently suspended, was inadvertently included in the units of production calculation. Consequently, adjustments to increase cost of sales were recorded. Refer to table below for actual adjusted amount.

In addition, the Company determined that based on a correct interpretation of the Bokoni Platinum Mine ESOP Trust Deed, it should account for the share-based payment implications arising from such Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which had not previously been accounted for. An adjustment to increase administrative expenses was recorded. Refer to table below for actual adjusted amount.

Finally, interest on the A Preference shares was erroneously calculated on a simple interest basis as opposed to on a compounded interest basis. This required an adjustment to increase finance expenses. Refer to table below for actual adjusted amount.

The abovementioned adjustments did not impact the annual consolidated financial statements of Anooraq for the years ended 31 December 2010 and 2009.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 June 2011

(Unaudited - Expressed in Canadian Dollars)

The impact of the correction was as follows:

Statement of financial position at 30 June 2011

	As previously reported	Correction	As restated

Property, plant and equipment	922,113,320	(1,333,558)	920,779,762
Total assets	1,016,785,117	(1,333,558)	1,015,451,559

Share-based payment reserve	22,907,685	719,936	23,627,621
Accumulated loss	(207,446,417)	(2,962,143)	(210,408,560)
Total equity	43,787,959	(5,823,903)	37,964,056

Loans and borrowings	756,021,476	4,863,741	760,885,217
Total liabilities	972,997,158	4,490,345	977,487,503

Statement of comprehensive loss for the three and six months ended 30 June 2011

	Three months ended			Six months ended
	As previously reported	Correction	As restated	As previously reported	Correction	As restated

Cost of sales	(56,204,989)	(7,476)	(56,212,465)	(102,440,742)	(1,323,278)	(103,764,020)

Gross loss	(20,288,592)	(7,476)	(20,296,068)	(35,826,117)	(1,323,278)	(37,149,395)

Operating loss	(30,423,899)	(162,583)	(30,586,482)	(49,656,971)	(2,037,665)	(51,694,636)

Finance expense	(23,395,734)	(1,682,646)	(25,078,380)	(43,504,754)	(4,826,249)	(48,331,003)

Loss for the period	(44,303,021)	(1,843,135)	(46,146,156)	(75,729,193)	(6,493,396)	(82,222,589)

Total comprehensive loss for the period	(42,662,245)	(1,806,675)	(44,468,920)	(78,567,579)	(6,538,308)	(85,105,887)

Basic loss per share	(0.06)	(0.01)	(0.07)	(0.10)	(0.01)	(0.11)

The restatement did not impact the statement of cash flows.

Document 6

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

This restated Management Discussion and Analysis (“MD&A”) is prepared as of March 30, 2012. The MD&A has not been updated except to reflect the revisions stated below. No attempt has been made to modify or update any other disclosure in the MD&A.

On 30 March 2012 the Company announced that during its 2011 financial year-end closing procedures management had identified certain non material adjustments which had led to the understatement of its loss for the three and six months ended 30 June 2011.

As a result certain financial information for the three and six months ended June 30, 2011 has been restated as a result of the following accounting adjustments:

The Company determined that depreciation on property, plant and equipment was incorrectly calculated as a portion of inferred resources relating to a UG2 ramp up project at Bokoni which was subsequently suspended was inadvertently included in the unit of production calculation. Consequently, an adjustment of $7,476 to increase cost of sales was recorded.

In addition, the Company determined that based on a correct interpretation of the Bokoni Platinum Mine ESOP Trust Deed, it should account for the share-based payment implications arising from such Bokoni Platinum Mine ESOP Trust, a consolidated special purpose entity which had not previously bee accounted for. An adjustment of $155,107 to increase administrative expenses was recorded.

Finally, the Company determined that interest on the A Preference shares was incorrectly calculated on a simple interest basis as opposed to on a compounded interest basis. An adjustment of $1,682,646 to increase finance expenses was recorded.

A complete description of these restatements and the impact on the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2011 are described in note 14 to the restated unaudited interim condensed consolidated financial statements of the Company, available on SEDAR at www.sedar.com.

In connection with the restatement of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2011, management has assessed the effectiveness of internal controls over financial reporting and disclosure controls and procedures and has included revised disclosure in this MD&A with respect thereto. See “Internal Controls over Financial Reporting Procedures”.

The accounting adjustments that affected the Company’s reported results for the three and six month period ended June 30, 2011 were detected and corrected by management during the year-end financial reporting close process.

The above mentioned adjustments did not impact the annual consolidated financial statements of Anooraq for the years ended December 31, 2010 and 2009. The above mentioned adjustments also do not have a material impact on the actual financial results or financial performance of the Company for the three and six months ended June 30, 2011.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

TA B L E    O F    C O N T E N T S

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

1.1      Date

This MD&A should be read in conjunction with the restated unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2011 and the annual consolidated financial statements of Anooraq Resources Corporation (“Anooraq” or “the Company”) for the years ended December 31, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Except as noted, information in this MD&A is presented as of June 30, 2011.

Anooraq has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Anooraq is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

As of January 1, 2009, Anooraq adopted IFRS and the following disclosure, as well as its associated unaudited interim condensed consolidated financial statements, has been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

This MD&A is prepared as of August 15, 2011.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

Additional information about Anooraq, including Anooraq’s Annual Information Form for the fiscal year ended December 31, 2010 (“AIF”), which is included in the Annual Report of Anooraq on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below), potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Anooraq’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Anooraq believes that such forward looking statements are based on material factors and reasonable

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011 assumptions, including assumptions that: the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) will complete on favourable terms, the Bokoni Mine will increase production levels from the previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) on favourable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 6 “Risk Factors” in Anooraq’s AIF.

Anooraq advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Anooraq or persons acting on its behalf. Anooraq assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with, or furnishes to, applicable Canadian securities regulators and the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

1.2      Overview

Anooraq Resources Corporation is engaged in mining, exploration and development of Platinum Group Metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

2009 represented the most important year in Anooraq’s history. With effect from July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”) collectively, with Anooraq and its subsidiaries, the “Anooraq Group”. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (“Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Anooraq’s objective is to become a significant PGM group with a substantial and diversified PGM asset base, including producing and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Anooraq Group’s PGM production strategy and has resulted in the Anooraq Group controlling a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million PGM ounces is directly attributable to Anooraq. On implementation of the Bokoni Transaction, Anooraq assumed management control over the Bokoni Group operations. Anglo Platinum Limited (“Anglo Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. The resultant Anooraq Group simplified corporate structure is depicted below:

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Anooraq Resources Corporate Structure

The above corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares.

Plateau is an indirect wholly owned South African subsidiary of Anooraq. Plateau owns the 51% shareholding in Bokoni Holdco.

The following are key financial performance highlights for the Anooraq Group for the three months ended June 30, 2011 (“Q2 2011”):

—

Anooraq had an operating loss of $30.6 million and a loss before tax of $55.4 million for Q2 2011, compared to an operating loss of $6.2 million and a loss before tax of $23.3 million for the three months ended June 30, 2010 (“Q2 2010”). The increased operating loss is the result of lower production and escalating production costs at the Bokoni mine, and the increased loss before tax is a result of higher administrative and finance cost.

—

The net loss (after tax) was $46.1 million or ($0.07) per share (basic and diluted) for Q2 2011 as compared to a net loss (after tax) of $19.9 million or ($0.03) per share for Q2 2010. The increased loss is mainly as a result of lower production, escalating production costs and higher administrative and financing cost.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

—	During Q2 2011 the Bokoni mine produced 28,310 4E ounces as compared to 29,926 4E ounces during Q2 2010. The lower 4E ounces produced contributed to the increased operating loss.

—	Anooraq had cash outflows of $3.6 million for Q2 2011 as compared to cash inflows of $2.7 million for Q2 2010.

—

During Q2 2011 Anooraq and Anglo Platinum entered into discussions surrounding a potential transaction. The discussions involved a strategic review by the parties of the Bokoni Holdco assets, capital and financing structures, with a view to effecting a group restructure and refinancing transaction (the “Bokoni Group restructure”). Pursuant to these discussions Anooraq has unwound its interest rate hedge transaction with Standard Chartered Bank (“SCB”) and Anglo Platinum has taken cession of Anooraq’s senior loan obligations (the “Senior Debt”) with SCB and Rand Merchant Bank (“RMB”), a division of FirstRand Bank Limited. SCB and RMB (the “Senior Lenders”) have agreed with Anooraq and Anglo Platinum that Anglo Platinum’s subsidiary, RPM will acquire the outstanding indebtedness and related future funding obligations from the Senior Lenders in full, effective as of April 28, 2011, with definitive agreements relating to the Senior Debt to be finalized with Anglo Platinum. The outstanding amount of debt acquired by RPM was $92.3 million (ZAR 643 million).

Black Economic Empowerment

Pelawan Investments (Pty) Ltd (“Pelawan”), the majority shareholder in Anooraq, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Pelawan shareholding, Anooraq remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

—	Premature closure

—	Planned decommissioning and closure

—	Post closure management of residual and latent environmental impacts

In respect of Bokoni (discussed in section 1.2.1), an external assessment to determine the environmental closure liability was undertaken in July 2010. As at June 30, 2010, the total environmental rehabilitation liability for Bokoni, in current monetary terms (undiscounted), was estimated to be $13.0 million.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

As at June 30, 2011, the amount invested in the environmental trust fund was $3.1 million. The shortfall of $9.9 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Anooraq Group has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1 Bokoni Mine

Bokoni is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 Reef horizons. Bokoni has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans in 2014. Bokoni has an extensive shallow ore body, capable of supporting a life-of-mine plan in excess of 50 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

Bokoni’s production for Q2 2011 averaged 88,955 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons, an increase of 22% over Q1 2011 production. UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of 4 adits and 2 underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next three years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 20,000 tpm, to a steady state production level of 120,000 tpm by 2016. On completion of the initial ramp up phase to 2016, it is anticipated that Bokoni will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of Bokoni’s ore body, lying open at depth with its numerous attack points, management is of the view that Bokoni has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

Bokoni, at the current metal prices and United States Dollar (“US$”) exchange rate against the South African Rand (“ZAR”), is cash flow negative at an operational level (before depreciation and interest expense) as a result of the ramp up phase of the mine and operational issues (underperformance at certain shafts) currently being experienced. Bokoni plans to become cash flow positive after capital expenditure towards the end of 2011 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the Senior Debt facility are made in accordance with the debt repayment profile of the Senior Debt facility (the “Initial Period”), Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

On April 28, 2011, the Senior Debt Lenders, SCB and RMB, agreed with Plateau and Anglo Platinum that Anglo Platinum’s subsidiary RPM would acquire the outstanding amounts from the Senior Lenders in full, as Anglo Platinum indicated that it is willing to provide funding on more flexible terms and conditions and with more favourable pricing going forward. Pursuant to a broader refinancing transaction contemplated between Anglo Platinum and the Anooraq Group, with effect from April 28, 2011, RPM assumed all of the rights and obligations of SCB under the Senior Debt facility (See the discussion in Section 1.5 – Liquidity).

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Anooraq Group, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

Bokoni produces a metal-in-concentrate, all of which is sold to RPM in terms of a sale of concentrate agreement entered into between Plateau and RPM. This agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend this agreement for a further five year term to July 1, 2019.

In terms of the sale of concentrate agreement, RPM receives metal-in-concentrate from Bokoni and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco shareholders agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

1.2.2    Ga-Phasha Project

As reported previously the Mineral Resource Estimate for the Ga-Phasha project was updated. The updated estimate has been previously disclosed in the MD&A for the year ended December 31, 2010 which is available on www.sedar.com. In 2011, management will focus on reviewing and updating the planning and economic parameters for the feasibility study.

1.2.3    Platreef Exploration Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Central Block, the Rietfontein Block and the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Rietfontein Block

The Anooraq Group has entered into a settlement agreement (the “Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the new Agreement are as follows:

—	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.
—

The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

—	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.
—

Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study, Anooraq may elect to either:

-	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or
-

relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

The Anooraq Group is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

The Anooraq Group intends to continue with its existing prospecting programs at the Kwanda mineral properties in 2011 at a cost of approximately $0.2 million per annum.

1.2.4    Boikgantsho Project

Management has commenced a prefeasibility study of the Boikgantsho project. The pre-feasibility will occur in phases, with phase 1 focusing on re-logging of a significant portion of the exploration drill holes. On completion of the re-logging exercise, management was informed that there was no correlation between the lithologies logged and the mineralized horizons. Furthermore, some lithologies were incorrectly identified. Management decided that a new geological model should be constructed and this necessitated that all the boreholes should be re-logged in order to develop a robust geological model that would include a correlation between lithology and mineralization.

The re-logging of all the boreholes has resulted in a change of scope of the project. The re-logging was completed during Q2 2011. The additional cost for the re-logging is approximately $0.2 million (ZAR1.1 million) resulting in the project cost for Phase 2 increasing to $1.6 million (ZAR11.3 million).

A preliminary geological model was completed. Management has commenced a prefeasibility study.

1.3      Market Trends and Outlook

Quarterly Trends

Q2 2011 represented another period of volatility for PGM stocks with high volatility in world markets, fueled by uncertainty in economic growth prospects through continued mixed economic data, continuing throughout the period. Sovereign risk concerns, primarily surrounding Eurozone sovereign credit risk, stimulated primarily by the Greek debt crisis, continues to place speculation on the future of Eurozone consumer demand, which has a continuing negative impact on fundamentals surrounding the PGM demand thesis.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

To some extent fears surrounding PGM demand continue to be offset by South African producer underperformance on the supply side relative to previous production estimates, further exacerbated by fears surrounding a potential breakdown in wage negotiations between South African PGM producers and Unionised labour in South Africa, which has the potential for strike action by labour and further production losses for the industry.

The net result of the push and pull demand/supply influences described above was that the white metal prices remained relatively flat during Q2 2011, with the US$ PGM basket price decreasing 3.4% and the Rand/US$ exchange rate declining 0.07%. The Bokoni revenue basket saw a 1.9% decline during Q2 2011 compared to Q1 2011.

Outlook

The biggest influence on the PGM markets in the near term will stem from the outcome of the Greek debt bail out package and its consequent effects on the economic outlook for Eurozone economies. With a number of Eurozone economies facing significant debt challenges, this may have a negative influence on the Eurozone demand thesis for consumer goods and credit. This may have a direct negative impact on auto demand and platinum demand for usage in the Eurozone economies, which hold a bias for platinum usage in diesel auto catalysts, as the Eurozone is 60% dominated by diesel car engines. The recent downgrade of the US credit rating will also raise a potential threat to US consumer spending and cost of credit, thereby creating a potential slowdown in US auto sales which have been improving steadily for the past quarters.

Furthermore, uncertainty remains over the potential for strike action in the South African PGM sector stemming from a potential dispute between the South African PGM producers and Unionised labour. This, together with a relatively flat PGM revenue basket which has been witnessed over past quarters will add pressure on PGM operating margins, which is a cause for concern looking forward in an environment where Unionised labour is currently pushing for double digit wage inflation increases, whilst the official consumer price index (“CPI”) in South Africa remains at 4.6%.

1.4      Discussion of Operations

Production performance for Q2 2011 was lower compared to Q2 2010. Though square metres mined for Q2 2011 increased by 3% over Q2 2010, tons milled decreased by 6%. Performance at the concentrator was marginally lower, with the recovered grade being 3% lower for Q2 2011 than for Q2 2010. The decrease in tons milled and grade resulted in a Q2 2011 decline of 5% with respect to 4E ounces produced. Safety performance at the operations for Q2 2011 improved significantly on Q2 2010. The number of lost time injuries decreased by 19% from Q2 2010 to Q2 2011. No fatal accident were incurred during Q2 2011. The key production parameters for Bokoni for Q2 2011 are depicted in the table below.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Bokoni Production Statistics:

		Q2 2011	Q2 2010	% Change	YTD 2011	YTD 2010	% Change	Total 2010 (12 months)
4E oz produced	Oz	28,310	29,926	(5)	50,810	56,520	(10)	116,164
Tonnes milled	T	266,866	283,637	(6)	486,857	512,981	(5)	1,044,084
Built-up head grade	g/t milled,4E	3.99	3.79	6	3.92	4.15	(6)	4.12
UG2 mined to total output	%	35.0	34.3	2	33.0	34.9	(5)	32.0
Development meters	M	2,549	2,791	(9)	4,851	5,931	(18)	10,292
R/t operating cost/ton milled	ZAR/t	1,226	942	30	1,214	940	29	989
R/4E operating cost/4E oz	ZAR/4E oz	11,554	8,916	30	11,629	8,533	36	8,888
Total permanent labor (mine operations)	Number	3,535	3,438	3	3,535	3,438	3	3,426
Total contractors (mine operations)	Number	2,029	1,087	87	2,029	1,087	87	1,690

Revenue

The mine concentrator milled 266,866 tonnes in Q2 2011, which is 6% lower than the 283,637 tonnes milled in Q2 2010. As a result of the lower tonnes milled, the mine produced 1,616 fewer 4E (includes platinum, palladium, rhodium and gold) ounces than Q2 2010.

—

Revenue from the sale of concentrate for Q2 2011 was $35.9 million (ZAR 252.4 million) compared to Q2 2010 of $38.4 million (ZAR 281.4 million). The decrease in revenue of $2.5 million is mainly due to lower 4E ounces produced, concentrate grade penalties and chrome penalties paid.

—

Partially offsetting the decline in ounces produced, the PGM basket price for Q2 2011 was 13% higher than the basket price achieved for Q2 2010. The basket price for Q2 2011 was US$1,430 (ZAR 9,726) compared to US$1,269 (ZAR 9,587) for Q2 2010.

Cost of Sales

Cost of sales of $56.2 million for Q2 2011 was $15.3 million higher than Q2 2010’s cost of sales of $40.9 million. The main reason was as follows:

—

Labour costs for Q2 2011 increased by $3.0 million (15%) compared to Q2 2010. The increase in costs was due to the annual salary increases that took place in July 2010, a 4% increase in enrolled employees, an increase in overtime hours worked and the payment of the Platinum bonus.

—	Contractor costs for Q2 2011 increased by $3.2 million (161%) compared to Q2 2010. The increases were mainly due:
¡

Brakfontein – the appointment of FHL Contracting (Pty) Ltd and Highpoint Trading 663 CC to carry out re-development, sub-development, equipping, vamping and white area stoping and the increase in the development footprint out of capital into operating expenditure;

¡	Middelpunt – the appointment of Fermel (Pty) Ltd to maintain the Load-Haul-Dump (LHD) fleet acquired during 2010;
¡	Vertical – the appointment of Highpoint Trading 663 CC to carry out re-development and sub-development; and
¡	UM2 – the continued use of Manniken (MMM) as contractors.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

—	Store costs for Q2 2011 increased by $1.9 million (29%) compared to Q2 2010. The increase in costs was mainly attributable to an increase in square meters and development meters mined and inflation.
—

Utilities costs for Q2 2011 increased by $0.8 million (29%) compared to Q2 2010 due to the 25% annual Eskom tariff increase and the 7% increase in the kilowatt hours utilized by the mine compared to Q2 2010.

—	Transport of ore costs for Q2 2011 decreased by $0.1 million (11%) compared to Q2 2010 as lower double handling costs were incurred by Vertical shaft.
—	The depreciation charge for Q2 2011 increased by $4.7 million (77%) compared to Q2 2010, mainly as a result of capital project costs and related interest expenses capitalized subsequent to Q2 2010.
—

Sundry costs for Q2 2011 increased by $1.1 million (40%) compared to Q2 2010 mainly as a result of increased costs incurred under service, maintenance and rental agreements at Brakfontein and Middelpunt.

—	$2.0 million (5%) of the increased cost when comparing Q2 2011 to Q2 2010 can be ascribed to the conversion impact of exchange rates.

On a cost per ton basis, production cost for Q2 2011 was US$180 (ZAR 1,226) per ton as compared to US$128 (ZAR 942) per ton for Q2 2010, a US$ increase of 41% (increase of 30% in ZAR, which is the functional currency of the Bokoni Mine). The increase is a result of the reasons discussed above.

Exchange rate

For presentation purposes currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Q2 2011 was ZAR 7.01, a strengthening of 4.7% compared to the average exchange rate for Q2 2010 of ZAR 7.34.

Finance expense

Finance expense for Q2 2011 was $25.1 million compared to Q2 2010 of $17.3 million. The increase in the OCSF (as defined below) draw downs and compounded interest on the funding loan facilities contributed to the increased interest expense.

Safety

No fatal accidents were recorded for Q2 2011. The Anooraq Group’s LTI Frequency Rate improved to 1.47 in Q2 2011 from 1.81 in Q2 2010. Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q2 2011 was $8.2 million (as opposed to $6.3 million for Q2 2010), comprising 57% sustaining capital and 43% project expansion capital (as opposed to 1% sustaining capital and 99% project expansion capital for Q2 2010).

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act (the “Act”), imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales]. The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni Platinum Mines (Pty) Ltd.

The payments in respect of the royalty are due in three intervals:

—	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

—	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

—	six months after the financial year (June 30) – true up calculation done, and a final payment.

The calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (2010 0.5%), and the resulting royalty expense for Q2 2011 amounted to $0.2 million ($0.5 million for the 12 months of 2010).

Power Tariff Increases

The National Energy Regulator of South Africa released its decision on Eskom’s tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be effected over a three year period as follows:

2010/2011	:	24.8%
2011/2012	:	25.1%
2012/2013	:	25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the three year period from April 1, 2010. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over a three year period from April 1, 2010. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.5      Liquidity

At June 30, 2011, the Anooraq Group had positive working capital, excluding restricted cash, of $19.5 million compared to negative working capital of $64.1 million as at December 31, 2010. At December 31, 2010, the Anooraq Group did not meet certain covenants specified in the Senior Debt agreements. As a result, the related obligation was reflected as due in less than one year. During the first quarter of 2011, the Senior Lenders waived their rights and entitlements arising from the failure of the Anooraq Group to meet the specific covenants. Therefore, the Senior Debt was reclassified as long term debt at March 31, 2011 as there was no legal or constructive obligation to settle the debt within the next 12 months.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

On April 28, 2011, the Senior Debt Lenders, SCB and RMB ceded the outstanding amounts under the Senior Debt Facility of $92.3 million to RPM. RPM also provided funding of $3.7 million to the Company to unwind the interest rate hedge. The terms of the ceded debt to RPM are similar to that of the Senior Debt Facility except for certain provisions. The revised terms of the loan is a reduction in the interest rate from a 3 month JIBAR plus applicable margin (4.5%) and mandatory costs (11.375% at December 31, 2010) to 3 month JIBAR plus 4% (9.575% at June 30, 2011). The total facility has been increased from $107 million (ZAR 750 million) to $132.7 million (ZAR 930 million). The commencement of re-payments has been deferred by one year from January 31, 2013 to January 31, 2014. RPM has waived the loan covenants of the debt until 30 June 2012.

The Anooraq Group has the following long-term contractual obligations as at June 30, 2011:

	Payments due by period ($ million)
	Total	Less than one year	2 to 3 years	4 to 5 years	More than 5 years
Capital commitments	9.5	9.5	-	-	-
Long-term debt (1)	1,534.7	0.4	0.9	733.1	800.3
Operating lease commitments (2)	0.4	0.3	0.1	-	-
Purchase obligations (3)	17.5	3.5	8.2	5.8	-
Total	1,562.1	13.7	9.2	738.9	800.3

(1)	The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR 6.9638.

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)	The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Anooraq Group expects that the cash flows from the mining operations and the financing secured through the OCSF, combined with cash on hand, will be sufficient to meet its immediate ongoing operational and capital cash requirements of the Anooraq Group.

The Anooraq Group’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at Bokoni. As noted earlier Anooraq is in discussions with Anglo Platinum involving a strategic review of its assets, capital and financing structures, with a view of effecting a group restructure and refinancing transaction.

1.6      Capital Resources

Anooraq’s sources of capital are primarily debt.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

The Anooraq Group’s access to capital sources is dependent upon general commodity and financial market conditions. The Anooraq Group has secured long-term funding to meet its operating and capital obligations through to the end of 2012. (See Section 1.13 – Financial Instruments and Risk Management – Debt Arrangements). The Anooraq Group’s cash balance as at June 30, 2011 was $19.2 million.

In addition to its cash resources, the Anooraq Group has access to various committed debt facilities from Anglo Platinum. All of the Anooraq Group’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2013, while it has management control at Bokoni. As discussed in section 1.5, management is in discussions with Anglo Platinum to initiate a refinancing to be implemented in the short-term.

A summary of the Anooraq Group’s debt facilities as at June 30, 2011, is as follows:

	Balance at June 30, 2011	Total available facility	Un-utilized portion of facility
	$ million
OCSF (1)	146.8	209.8	86.0
RPM funding loan	186.6	260.2	73.6
“A” preference share facility	419.9	419.9	-
RPM interest free loan	4.1	4.1	-
Other	4.4	4.4	-
Total	761.8	898.4	159.6

(1)	The balance of the OCSF includes interest, whereas the total available facility and un-utilized portion of the facility excludes interest.

In addition to the facilities above, Anglo Platinum made available to Plateau a standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.

See a discussion of these debt facilities in Section 1.13 under the subheading “Debt Arrangements”. Also refer to Section 1.5 for a discussion of the cession of the Senior Debt.

Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the Department of Mineral Resources (“DMR”), the South African Reserve Bank and Anglo Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

1.7      Off-Balance Sheet Arrangements

The Anooraq Group has not entered into any off-balance sheet transactions.

1.8      Transactions with Related Parties

The Anooraq Group concluded a number of agreements with respect to services at Bokoni with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

Transactions with RPM during the six months ended June 30, 2011, as compared to the full year 2010, are summarized below:

Concentrate sales	$66.6 million	(2010 – $148.3 million)

Cost of sales*	$16.9 million	(2010 – $19.6 million)

Administration expenses	$0 million	(2010 – $3.6 million)

Finance expense	$37.1 million	(2010 – $62.8 million)

(before interest capitalised)

* - included in cost of sales are the following:

Metal accounting services	$0.3 million	(2010 – $0.5 million)

Supply chain services	$9.9 million	(2010 – $11.9 million)

Treatment of Anglo ore	($0.5) million	(2010 – ($1.0) million)

Other	$7.2 million	(2010 – $8.2 million)

	$16.9 million	(2010 – $19.6 million)

The following balances were outstanding to/from RPM at June 30, 2011, as compared to December 31, 2010:

Loans and Borrowings	$761.8 million	(2010 – $624.1 million)

Trade and other payables	$4.8 million	(2010 – $2.5 million)

Trade and other receivables	$26.1 million	(2010 – $33.3 million)

1.9  Summary of Quarterly Results

$ Million	Jun 30, 2011 Restated	Mar 31, 2011 Restated	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009

Revenue	35.9	30.7	43.2	34.5	38.4	32.2	34.8	27.8

Cost of sales	(56.2)	(47.6)	(52.1)	(44.5)	(40.9)	(35.6)	(40.5)	(40.5)

Gross loss	(20.3)	(16.9)	(8.9)	(10.0)	(2.5)	(3.4)	(5.7)	(12.7)

Loss for the period	(46.1)	(36.1)	(32.4)	(28.1)	(19.9)	(13.2)	(18.6)	(18.7)

Basic and diluted loss per share ($)	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)	(0.02)	(0.03)	(0.04)

Weighted number of common shares outstanding (million)	425	425	425	425	425	425	305	245

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Discussion of Last Eight Quarterly Results in General

Prior to July 1, 2009, Anooraq was regarded primarily as an exploration company. Therefore, Anooraq did not have any significant operating assets.

On July 1, 2009, Anooraq acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Anooraq that generated revenue. There was therefore a significant increase in the asset base of the Anooraq Group as revenue generating assets were effectively acquired.

The Anooraq Group had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

—	Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of 2010.
—	To commence generating profits on an operational level. This has not yet been achieved.

The Anooraq Group is continuing its efforts to grow production (Phase 1 expansion program) in order to achieve the Anooraq Group’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2014.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $27.8 million for Q3 2009, and ultimately to revenue of $35.9 million for Q2 2011.

The increased finance cost, as a result of the drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

1.10      Proposed Transactions

As at June 30, 2011, there were no reportable proposed transactions. Refer to note 12 of the restated unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011, which is filed at the same date as this restated MD&A, for a description of certain proposed transactions as of the date of this restated MD&A.

1.11      Critical Accounting Estimates

The Anooraq Group’s accounting policies are presented in note 4 of the audited financial statements for the year ended December 31, 2010, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for the year ended December 31, 2010 where applicable.

These estimates include:

Taxation

The Anooraq Group applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

The Anooraq Group provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Anooraq Group’s net deferred tax assets assumes that the Anooraq Group will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Anooraq Group.

During the 2010 fiscal year, the Anooraq Group calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the real post-tax weighted average cost of capital (“WACC”) of 9.67%. The WACC is based on the risk free rate as at December 31, 2010, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for the year ended December 31, 2010 for details of key assumptions used in the 2010 impairment testing.

20

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for the year ended December 31, 2010. This remains management’s conclusion at June 30, 2011. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2010. Cash generating units are based on individual subsidiaries within the Anooraq group.

Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

—	changes to proven and probable ore reserves;
—	the grade of the ore reserves may vary significantly from time to time;
—	review of strategy;
—	differences between actual commodity prices and commodity price assumptions;
—	unforeseen operational issues at the mine; and
—	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Anooraq Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% over a period of 20 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 35 of the audited financial statements for the year ended December 31, 2010 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at June 30, 2011 amounted to $0.3 million.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Anooraq Group’s properties. In order to calculate the mineral reserves, estimates and

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011 assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Anooraq Group’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

1.12    Changes in Accounting Policies including Initial Adoption

Changes in accounting policies

The accounting policies applied by the Anooraq Group in the condensed consolidated interim financial statements for the period ended June 30, 2011 are the same as those applied by the Anooraq Group in the consolidated financial statements as at and for the year ended December 31, 2010 (available on SEDAR and EDGAR), except for the following standards and interpretations adopted in the current financial year:

—	IAS 24 (revised), Related Party Disclosures
—	Various improvements to IFRS 2010

There was no significant impact on the condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to the Anooraq Group:

—	IFRS 9, Financial instruments
—	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)
—	IFRS 10, Consolidated Financial Statements
—	IFRS 11, Joint Arrangements
—	IFRS 12, Disclosure of Interests in Other Entities
—	IFRS 13, Fair Value Measurement

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

1.13 Financial Instruments and Risk Management

Financial instruments

The Anooraq Group’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. The Anooraq Group’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when the Anooraq Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

The Anooraq Group’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Anooraq Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Anooraq Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011 amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless the Anooraq Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

The Anooraq Group held derivative financial instruments to hedge its interest rate risk exposures up to 28 April 2011, whereafter the interest rate hedge has been unwound. The Anooraq Group currently holds no derivative instruments to hedge its exposure to interest rate risk.

Financial risk management activities

The Anooraq Group’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. The Anooraq Group may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of the Anooraq Group’s risk management framework.

The Anooraq Group’s risk management policies are established to identify and analyze the risks faced by the Anooraq Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Anooraq Group’s activities. The Anooraq Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to the Anooraq Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Anooraq Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Anooraq Group has no collateral against these receivables.

Liquidity risk

Liquidity risk is the risk that the Anooraq Group will not be able to meet its financial obligations as they fall due. The Anooraq Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Anooraq Group’s holdings of cash and cash equivalents. This is facilitated via the OCSF. The Anooraq Group’s cash and cash equivalents are invested in business accounts which are available on demand.

The Anooraq Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Anooraq Group’s funding for its South African operations consists of loans advanced to its South African incorporated

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011 subsidiaries and it is possible the Anooraq Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

The Anooraq Group is currently financed primarily by the fixed rate Vendor Finance Facility and variable interest rate funding from RPM. Refer to Section 1.5 – Liquidity for the discussion on the cession of the Senior Debt Facility and the unwinding of the interest rate swap. There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point change in the interest rate for Q2 2011 on the RPM loans would have changed the loss for the quarter by approximately $1.8 million. This analysis assumes that all other variables remain constant.

Foreign currency risk

The Anooraq Group from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Anooraq Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Anooraq Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $49.6 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at June 30, 2011 would have resulted in an increase/decrease of $5.0 million in equity. The Anooraq Group has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of the Anooraq Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Anooraq Group currently operates Bokoni. The Anooraq Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Anooraq Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing the Anooraq Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Anooraq Group in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Anooraq Group remains in a sound financial position.

The Anooraq Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. The Anooraq Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

In addition, Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

There were no changes to the Anooraq Group’s approach to capital management as at June 30, 2011.

Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Senior Debt facility provided by the Senior Lenders and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the”Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM will provide Plateau with an operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $107.0 million (ZAR 750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) which, with the Company’s portion, will provide up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Senior Debt facility. Subsequent to the initial financing, effective as of April 28, 2011, RPM acquired the outstanding amounts on the Senior Debt in full from the Senior Lenders (Refer Section 1.5 – Liquidity).

1.	Debt Facility

Plateau secured the Senior Debt facility with SCB for an amount of up to $107.0 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $35.7 million (ZAR 250 million). On July 1, 2009, SCB advanced $71.4 million (ZAR 500 million) to Plateau, and interest amounting to $20.4 million (ZAR 142.8 million) has been rolled up through April 28, 2011.

The Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011).

The total amount of the interest payable on the notional amount of the Senior Debt facility of $71.4 million (ZAR 500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The Senior Debt facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined above), if Plateau’s cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the Debt Facility, RPM was obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see “Standby loan facility” below).

On December 11, 2009, 34% of the Senior Debt facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011 RPM acquired the outstanding amounts from the Senior Lenders in full. RPM also assumed all of the rights and obligations of the Senior lenders under the Debt Facility. See Section 1.5 – Liquidity for the revised terms of the debt.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

2.	Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $171.2 million (ZAR 1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $157.0 million (ZAR 1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $171.2 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Anooraq Group is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that the Anooraq Group is in the position to redeem the shares. Any preference shares not redeemed in six years (at 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of the Plateau OCSF and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $157.0 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $157.0 million (ZAR 1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares (“The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Anooraq will take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Anooraq common shares to be issued on implementation of the Share-Settled Financing arrangement is 227.4 million common shares. Once all the “B” preference shares have been converted into Plateau Ordinary Shares and then into Anooraq common shares, the Company will have 425 million common shares outstanding (not including any other Anooraq common shares that may hereafter be issued).

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Anooraq common shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of Anooraq common shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Pelawan continuing to own a minimum 51% shareholding in Anooraq. The total number of Anooraq common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Anooraq shares. Such Anooraq common shares will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq (at present the contractual lock in provision for Pelawan on all of its shares held in Anooraq remains in place up to January 1, 2015).

The final result of the Share-Settled Financing is that: (i) RPM funded a payment of $157.0 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive an additional 111.6 million common shares in Anooraq.

RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Anooraq Group’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.

3.	Operating Cash Flow Shortfall Facility (“OCSF”)

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $107.0 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at June 30, 2011, Plateau had drawn $63.2 million (ZAR 442.6 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni $102.7 million (ZAR 720 million) (the “RPM OCSF”) subject to the same terms and conditions as the Plateau OCSF. As at June 30, 2011, Bokoni had drawn $60.7 million (ZAR 425.2 million) of the available $102.7 million (ZAR 720 million) of the RPM OCSF.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

4.	Standby loan facility

Anglo Platinum has made available to Plateau a standby loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa (currently 9%). As at June 30, 2011 no draw down has been made on the standby facility. This standby loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations is generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5.	Security

The Debt Facility is secured through various security instruments, guarantees and undertakings provided by the Anooraq Group against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The standby loan facility, Plateau OCSF and Plateau Preferred “A” shares rank behind the Debt Facility for security purposes.

1.14    Other MD&A Requirements

Additional information relating to the Anooraq Group, including the Anooraq Group’s Annual Information Form dated March 23, 2011, is available on SEDAR.

1.15    Internal Controls over Financial Reporting Procedures

The Anooraq Group’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations). The Anooraq Group’s internal control system was designed to provide reasonable assurance to the Anooraq Group’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Anooraq Group.
—

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Anooraq Group are being made only in accordance with authorizations of management and directors of the Anooraq Group.

—

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Anooraq Group’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The original MD&A for the three and six months ended June 30, 2011, filed on August 15, 2011, stated that there has been no change in the Anooraq Group’s internal control over financial reporting that occurred during the period beginning on January 1, 2011 and ended on June 30, 2011 that has materially affected or is reasonably likely to materially affect the Anooraq Group’s internal control over financial reporting.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

Subsequently, management has re-assessed the effectiveness of the Anooraq Group’s internal control over financial reporting as of June 30, 2011. In making this re-assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. As a result of this re-assessment, management identified that certain deficiencies existed and as a result, the internal control over financial reporting was not operating effectively at June 30, 2011. The deficiencies identified by management during the period-end financial reporting close process resulted in certain accounting adjustments being made in the preparation of the Anooraq Group’s financial results for the three and six months ended June 30, 2011, as described above on the cover page of this MD&A. The accounting adjustments were detected and corrected by management during the Company’s year-end financial reporting close process. As management identified and corrected the accounting adjustments as part of the year-end financial reporting process, the internal control over financial reporting was operating effectively as at December 31, 2011. Management has determined that the deficiencies in internal control over financial reporting and resulting accounting adjustments for Q2 2011 and do not represent a material weakness in internal control over financial reporting as at December 31, 2011 or as of the end of Q2 2011 and such deficiencies have not materially affected internal control over financial reporting during such period.

The deficiencies in internal controls over financial reporting referred to above related primarily to ineffective review procedures during the period-end financial reporting close process which impacted management’s ability to oversee the preparation of the consolidated financial statements. As a result, management conducted a thorough review of the underlying reasons that led to the accounting adjustments, as well as the design and operation of the controls over the period-end financial reporting close process during the last quarter of the year ended December 31, 2011 and made the necessary changes to the period-end accounting process to remediate these deficiencies in internal controls over financial reporting.

Management is committed to improving the Company’s internal control over financial reporting and will continue to diligently and vigorously review the Company’s internal control over financial reporting. As the Company continues to evaluate and works to improve its internal control over financial reporting, it may determine to take additional measures to address identified internal control deficiencies as management may determine is neccessary.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations. As at December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Anooraq Group’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the Anooraq Group’s disclosure controls and procedures were effective.

In connection with the restatement of certain of the Company’s financial statements for the three and six months ended June 30, 2011, management of the Company re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2011. As a result management of the Company made the necessary changes to the quarter-end accounting process to remediate any deficiencies.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2011

The description of the restatements and the impact on the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2011 are described in note 14 to the restated unaudited interim condensed consolidated financial statements, available on SEDAR at www.sedar.com.

1.16    Disclosure of Outstanding Share Data.

The Anooraq Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 common shares. As at June 30, 2011, 13,166,000 options were outstanding. No share options were issued in Q2 2011. Options outstanding and exercisable at June 30, 2011 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$ 1.29	4,145,000	4,145,000	1.3
June 25, 2013	$ 1.29	916,000	916,000	2.0
June 30, 2013	$ 1.29	1,410,000	1,410,000	2.0
June 25, 2014	$ 0.96	600,000	600,000	3.0
November 30, 2016	$ 0.84	4,855,000	1,583,415	5.4
May 1, 2017	$ 1.68	500,000	166,500	5.8
July 1, 2017	$ 1.05	260,000	-	6.0
August 1, 2017	$ 1.11	480,000	-	6.1

Total		13,166,000	8,820,915

Weighted average exercise price		$ 1.11	$1.19

As at June 30, 2011, the issued share capital of the Anooraq Group was 201,888,473 common shares, 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares. The B preference shares are convertible into Anooraq shares on a 1 to 1 basis.

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Document 7

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Anooraq Resources Corporation (the “issuer”) has refiled the interim financial report and interim MD&A of the issuer for the interim period ended June 30, 2011.

I, Harold Motaung, Chief Executive Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended June 30, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

1

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 30, 2012

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

2

Document 8

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Anooraq Resources Corporation (the “issuer”) has refiled the interim financial report and interim MD&A of the issuer for the interim period ended June 30, 2011,

I, De Wet Schutte, Chief Financial Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended June 30, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

1

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 30, 2012

/s/ De Wet Schutte
De Wet Schutte
Chief Financial Officer

2

Document 9

RESTATED AND AMENDED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2011

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

These financial statements have not been reviewed by the Company’s auditors

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Financial Position

As at 30 September 2011

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited

	Note	30 September 2011	31 December 2010

Assets		(Restated Note 14)

Non-current assets

Property, plant and equipment	5	829,245,167	984,906,533
Capital work-in-progress	6	14,395,015	10,311,973
Intangible assets	7	2,220,746	3,280,056
Mineral property interests		12,563,479	13,716,383
Goodwill		11,308,482	13,185,952
Platinum producers’ environmental trust (restricted cash)		2,877,698	2,862,075
Other non-current assets		353,956	348,076

Total non-current assets		872,964,543	1,028,611,048
Current assets

Inventories		672,324	-
Trade and other receivables		35,622,430	36,190,110
Current tax receivable		140,001	163,244
Cash and cash equivalents		15,846,986	25,764,590
Restricted cash		1,207,226	1,377,263

Total current assets		53,488,967	63,495,207

Total assets		926,453,510	1,092,106,255
Equity and Liabilities

Equity

Share capital		71,967,083	71,852,588
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(11,117,912)	(5,197,843)
Hedging reserve		-	(4,124,155)
Share-based payment reserve		24,014,503	22,032,571
Accumulated loss		(226,392,742)	(163,519,502)

Total equity attributable to equity holders of the Group		16,389,206	78,961,933

Non-controlling interest		(9,330,761)	42,404,014

Total equity		7,058,445	121,365,947
Liabilities

Non-current liabilities

Loans and borrowings	8	730,509,191	622,534,699
Deferred taxation		157,125,310	208,805,557
Provisions		7,460,832	8,184,494
Derivative liability		-	4,969,563

Total non-current liabilities		895,095,333	844,494,313
Current liabilities

Trade and other payables		23,159,876	31,844,332
Short-term portion of loans and borrowings		1,139,856	94,401,663

Total current liabilities		24,299,732	126,245,995

Total liabilities		919,395,065	970,740,308

Total equity and liabilities		926,453,510	1,092,106,255

Approved by the Board of Directors on 30 March 2012

/s/ Harold Motaung	/s/ Fikile de Buck

Harold Motaung (Director)	Fikile de Buck (Director)

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Comprehensive Loss

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 September		Nine months ended 30 September
		2011	2010	2011	2010
		(Restated Note 14)		(Restated Note 14)
Revenue		45,278,023	34,481,850	111,892,648	105,042,863
Cost of sales		(54,978,429)	(44,528,975)	(158,742,449)	(121,080,564)

Gross loss		(9,700,406)	(10,047,125)	(46,849,801)	(16,037,701)

Administrative expenses	10	(4,960,444)	(6,114,310)	(19,559,923)	(12,395,460)
Transaction costs		-	(595)	-	(51,625)
Other income		31,764	128,375	86,002	210,992

Operating loss		(14,629,086)	(16,033,655)	(66,323,722)	(28,273,794)

Finance income		165,373	273,545	593,193	856,560
Finance expense		(22,047,827)	(18,908,247)	(70,378,830)	(46,504,749)

Net finance expense		(21,882,454)	(18,634,702)	(69,785,637)	(45,648,189)

Loss before income tax		(36,511,540)	(34,668,357)	(136,109,359)	(73,921,983)

Income tax		6,388,025	6,530,062	23,763,255	12,669,211

Loss for the period		(30,123,515)	(28,138,295)	(112,346,104)	(61,252,772)

Other comprehensive income/(loss)
Foreign currency translation differences for foreign operations		(1,243,599)	8,118,906	(8,251,052)	3,789,752
Effective portion of changes in fair value of cash flow hedges		-	(1,177,448)	1,602,501	(3,113,271)
Reclassification to profit or loss on settlement of cash flow hedge		-	-	2,521,654	-

Other comprehensive loss for the period, net of income tax		(1,243,599)	6,941,458	(4,126,897)	676,481

Total comprehensive loss for the period		(31,367,114)	(21,196,837)	(116,473,001)	(60,576,291)

Loss attributable to:

Owners of the Company		(15,984,182)	(15,495,792)	(62,873,240)	(33,319,336)
Non-controlling interest		(14,139,333)	(12,642,503)	(49,472,864)	(27,933,436)

Loss for the period		(30,123,515)	(28,138,295)	(112,346,104)	(61,252,772)

Total comprehensive loss attributable to:

Owners of the Company		(17,571,170)	(11,780,135)	(64,738,226)	(34,059,639)
Non-controlling interest		(13,795,944)	(9,416,702)	(51,734,775)	(26,516,652)

Total comprehensive loss for the period		(31,367,114)	(21,196,837)	(116,473,001)	(60,576,291)

ANOORAQ RESOURCES CORPORATION

Restated and Amended Condensed Consolidated Interim Statements of Changes in Equity

For the period ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share- based payment reserve	Hedging reserve	Accumulated loss	Total	Non- controlling interest	Total

				(Restated Note 14)	(Restated Note 14)		(Restated Note 14)	(Restated Note 14)	(Restated Note 14)	(Restated Note 14)

For the period ended 30 September 2010

Balance at 1 January 2010	71,713,114	(4,991,726)	162,910,000	(9,390,899)	19,770,786	(731,293)	(111,798,092)	127,481,890	82,025,730	209,507,620

Total comprehensive income/(loss) for the period

Loss for the period	-	-	-	-	-	-	(33,319,336)	(33,319,336)	(27,933,436)	(61,252,772)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	2,584,094	-	(211,126)	-	2,372,968	1,416,784	3,789,752

Effective portion of changes in fair value of cash flow hedges,net of tax	-	-	-	-	-	(3,113,271)	-	(3,113,271)	-	(3,113,271)

Total other comprehensive loss	-	-	-	2,584,094	-	(3,324,397)	-	(740,303)	1,416,784	676,481

Total comprehensive loss for the period	-	-	-	2,584,094	-	(3,324,397)	(33,319,336)	(34,059,639)	(26,516,652)	(60,576,291)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Share-based payment transactions	-	-	-	-	1,578,673	-	-	1,578,673	-	1,578,673

Common shares issued	63,400	-	-	-	-	-	-	63,400	-	63,400

Total contributions by and distributions to owners	63,400	-	-	-	1,578,673	-	-	1,642,073	-	1,642,073

Balance at 30 September 2010	71,776,514	(4,991,726)	162,910,000	(6,806,805)	21,349,459	(4,055,690)	(145,117,428)	95,064,324	55,509,078	150,573,402

For the period ended 30 September 2011

Balance at 1 January 2011	71,852,588	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947

Total comprehensive income/(loss) for the period

Loss for the period	-	-	-	-	-	-	(62,873,240)	(62,873,240)	(49,472,864)	(112,346,104)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	(5,920,069)	(69,072)	-	-	(5,989,141)	(2,261,911)	(8,251,052)

Effective portion of changes in fair value of cash flow hedges,net of tax	-	-	-	-	-	1,602,501	-	1,602,501	-	1,602,501

Reclassification to profit or loss on settlement of cash flow hedge	-	-	-	-	-	2,521,654	-	2,521,654	-	2,521,654

Total other comprehensive loss	-	-	-	(5,920,069)	(69,072)	4,124,155	-	(1,864,986)	(2,261,911)	(4,126,897)

Total comprehensive loss for the period	-	-	-	(5,920,069)	(69,072)	4,124,155	(62,873,240)	(64,738,226)	(51,734,775)	(116,473,001)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Common shares issued	114,495	-	-	-	(51,495)	-	-	63,000	-	63,000

Share-based payment transactions	-	-	-	-	2,102,499	-	-	2,102,499	-	2,102,499

Total contributions by and distributions to owners	114,495	-	-	-	2,051,004	-	-	2,165,499	-	2,165,499

Balance at 30 September 2011	71,967,083	(4,991,726)	162,910,000	(11,117,912)	24,014,503	-	(226,392,742)	16,389,206	(9,330,761)	7,058,445

ANOORAQ RESOURCES CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 September		Nine months ended 30 September
		2011	2010	2011	2010

Cash flows from operating activities

Cash utilised by operations	9	(16,657,875)	(6,133,339)	(38,275,012)	(11,722,149)

Interest received		118,339	249,047	449,781	764,530

Interest paid		-	(665)	(523,153)	(13,419)

Taxation paid		-	-	-	(299,394)

Cash utilised by operating activities		(16,539,536)	(5,884,957)	(38,348,384)	(11,270,432)

Cash flows from investing activities

Acquisition of property, plant and equipment		(2,294)	-	(2,294)	(463,723)

Acquisition of capital-work-in-progress	6	(5,863,788)	(7,427,473)	(20,352,762)	(17,809,667)

Acquisition of intangible assets	7	-	-	(242,177)	-

Proceeds on disposal of property, plant and equipment		-	548	-	47,550

Investment in environmental trusts		(96,005)	-	(396,032)	(518)

Cash utilised by investing activities		(5,962,087)	(7,426,925)	(20,993,265)	(18,226,358)

Cash flows from financing activities

Settlement of interest rate swap	8	-	-	(3,691,604)	-

Funding loan raised – RPM	8	-	-	3,691,604	-

Long term borrowings raised – OCSF		20,465,542	12,031,289	52,447,321	28,441,921

Repayment of other loans		-	-	(492,311)	-

Other loans raised		69,200	-	69,200	-

Common shares issued		-	-	63,000	25,800

Cash generated from financing activities		20,534,742	12,031,289	52,087,210	28,467,721

Effect of foreign currency translation		(1,426,159)	1,492,851	(2,663,165)	986,308

Net (decrease)/ increase in cash and cash equivalents		(3,393,040)	212,258	(9,917,604)	(42,761)

Cash and cash equivalents, beginning of period		19,240,026	30,692,492	25,764,590	30,947,511

Cash and cash equivalents, end of period		15,846,986	30,904,750	15,846,986	30,904,750

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Anooraq Resources Corporation (the “Company” or “Anooraq”) is incorporated in the Province of British Columbia, Canada. The condensed consolidated interim financial statements of the Company as at and for the three and nine months ended 30 September 2011 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities. Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Anooraq operates in South Africa through its wholly-owned subsidiary Plateau Resources (Proprietary) Limited (“Plateau”) which historically owned the Group’s various mineral property interests and conducted the Group’s business in South Africa.

2.	GOING CONCERN

The condensed consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.

As a result of the acquisition of the operating mine in 2009, the Group secured various funding arrangements including securing a long-term credit facility, the Operating Cash Flow Shortfall Facility (“OCSF”), with Rustenburg Platinum Mines Limited (“RPM”) for an amount of $190.4 million (ZAR 1,470 million). The facility is used to fund operating cash and capital requirements for an initial period of three years. As at 30 September 2011, the Group utilised $131.6 million (ZAR 1,016 million), excluding interest, thereof to fund operating requirements from 1 July 2009 as the mining operations are not currently generating sufficient cash flows to fund operations and operational projects. The Group has no obligation to repay significant interest and capital on its outstanding loans and borrowings during 2011 and 2012.

As a result of securing the financial resources and long-term funding, management expects that cash flows from the mining operations and the OCSF will be sufficient to meet immediate ongoing operating and capital cash requirements of the Group.

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2010. The consolidated financial statements of the Group as at and for the year ended 31 December 2010 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2010, except for the following standards and interpretations, applicable to the Group, adopted in the current financial period:

—	IAS 24 (revised), Related Party Disclosures

—	Various improvements to IFRS 2010

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

	1,032,647,854	1,032,647,854
	Nine months ended 30 September	Year ended 31 December
	2011	2010

5. PROPERTY, PLANT AND EQUIPMENT (RESTATED NOTE 14)

Summary

Cost

Balance at beginning of period	1,032,647,854	707,131,018

Additions	2,294	494,095

Transferred from capital work-in-progress	15,580,507	260,839,548

Disposals	(85,259)	(544,766)

Adjustment to rehabilitation assets	-	144,952

Effect of translation	(148,215,406)	64,583,007

Balance at end of period	899,929,990	1,032,647,854

Accumulated depreciation and impairment losses

Balance beginning of period	47,741,321	13,737,282

Depreciation for the period	32,265,989	31,397,522

Disposals	(67,507)	(499,587)

Effect of translation	(9,254,980)	3,106,104

Balance at end of period	70,684,823	47,741,321

Carrying value	(#) 829,245,167	984,906,533

(#) Refer to note 14 regarding the restatement of the nine months ended results.

6.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	1,032,647,854	1,032,647,854
Balance at beginning of period	10,311,973	235,838,915

Additions	20,352,762	28,193,472

Transfer to property, plant and equipment	(15,580,507)	(260,839,548)

Capitalisation of borrowing costs	1,237,727	8,271,379

Impairment	-	(345,123)

Effect of translation	(1,926,940)	(807,122)

Balance at end of period	14,395,015	10,311,973

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

7.	INTANGIBLE ASSETS

	1,032,647,854	1,032,647,854
Cost

Balance at beginning of period	3,473,000	-

Additions	242,177	3,328,100

Effect of translation	(512,983)	144,900

Balance at end of period	3,202,194	3,473,000

Accumulated amortisation and impairment losses

Balance beginning of period	192,944	-

Amortisation for the period	883,396	180,039

Effect of translation	(94,892)	12,905

Balance at end of period	981,448	192,944

Carrying value	2,220,746	3,280,056

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

	622,534,699	622,534,699
	Nine months ended 30 September	Year ended 31 December 2010
	2011

8. LOANS AND BORROWINGS (RESTATED NOTE 14)

Senior Term Loan Facility	-	93,412,907

Capitalised transaction costs	-	(4,251,970)

Redeemable “A” preference shares (related party)	392,051,443	418,050,018

Rustenburg Platinum Mines – Funding loans (related party)	173,400,721	89,370,192

Rustenburg Platinum Mines – OCSF (related party)	158,175,304	111,208,925

Rustenburg Platinum Mines – Interest free loan (related party)	3,743,980	4,365,567

Rustenburg Platinum Mines – commitment fees (related party)	1,272,317	1,122,854

Other	3,005,282	3,657,869

	731,649,047	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(1,139,856)	(988,756)

	(1,139,856)	(94,401,663)

Non-current liabilities	(#) 730,509,191	622,534,699

The carrying value of the Group’s loans and borrowings changed during the period as follows:

Balance at beginning of the period	716,936,362	555,509,417

Rustenburg Platinum Mine – OCSF	52,447,321	39,043,300

Rustenburg Platinum Mine – Interest free loan	-	599,442

Loans repaid	-	(590,537)

Loans repaid – other	(492,311)	-

Commitment fee capitalised	(334,907)	(640,086)

Finance expenses accrued	66,496,171	74,436,897

Funding loan raised – Rustenburg Platinum Mine (related party)	3,691,604	-

Capitalisation transaction costs written-off	3,968,918	-

Amortisation of loan costs	18,179	631,929

Commitment fee liability	334,907	640,086

Interest rate swap adjustment	355,852	(354,093)

Other	69,200	3,328,100

Effect of translation	(111,842,249)	44,331,907

Balance at end of the period	731,649,047	716,936,362

Short-term portion

Senior Term Loan Facility	-	(93,412,907)

Other	(1,139,856)	(988,756)

	(1,139,856)	(94,401,663)

Non-current portion	(#) 730,509,191	622,534,699

Senior Term Loan Facility

On 28 April 2011, the Senior Term Loan Facility with Standard Chartered Bank (“SCB”) and FirstRand Bank acting through its division, Rand Merchant Bank (“RMB”) was ceded to Anglo Platinum Limited (“Anglo”) through its subsidiary, Rustenburg Platinum Mines Limited (“RPM”). The outstanding interest rate swap was settled with funding obtained from RPM.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

The debt ceded to RPM has similar terms as the Senior Term Loan Facility except for certain revisions. The revised terms of the loan is a reduction in the interest rate from a 3 month JIBAR plus applicable margin (4.5%) and mandatory cost (11.735% at 31 December 2010) to 3 month JIBAR plus 4% (9.585% at 30 September 2011). The total facility has been increased from $107 million (ZAR 750 million) to $132.7 million (ZAR 930 million). The commencement of re-payments has been deferred by one year from 31 January 2013 to 31 January 2014. RPM has also waived the loan covenants on the debt until 30 June 2012.

Transaction costs capitalised of $4 million (ZAR 28 million) were written off to finance expense on the cession of the Senior Term Loan Facility.

(#) Refer to note 14 regarding the restatement of the nine months ended results.

	Three months ended 30 September		Nine months ended 30 September

	2011	2010	2011	2010

9. CASH (UTILISED BY)/GENERATED FROM OPERATIONS (RESTATED NOTE 14)

Loss before income tax	(#) (36,511,540)	(34,668,357)	(136,109,359)	(73,921,983)

Adjustments for:

Finance expense	(#) 22,047,827	18,908,247	70,378,830	46,504,749

Finance income	(165,373)	(273,545)	(593,193)	(856,560)

Non-cash items:

Depreciation and amortisation	(#) 10,782,132	9,386,448	33,149,385	21,578,891

Equity settled share-based compensation	(#) 461,503	652,636	2,102,499	1,616,273

Impairment of assets	-	-	-	340,225

Loss/(profit) on disposal of property, plant and equipment	-	83,258	17,752	78,181

Profit or loss impact of cash flow hedge	-	-	2,614,359	-

Other	-	(35,958)	-	(186,498)

Cash utilised before working capital changes	(3,385,451)	(5,947,271)	(28,439,727)	(4,846,722)

Working capital changes

(Increase)/decrease in trade and other receivables	(11,255,000)	3,319,738	(4,940,473)	(796,460)

Decrease in trade and other payables	(1,605,551)	(271,185)	(4,166,937)	(3,503,408)

Increase in inventories	(411,873)	(3,234,621)	(727,875)	(2,575,559)

Cash utilised by operations	(16,657,875)	(6,133,339)	(38,275,012)	(11,722,149)

(#) Refer to note 14 regarding the restatement of the nine months ended results.

10.	ADMINISTRATION COSTS

Administration costs include the reclassification of the hedge reserve on settlement of the interest rate swap. The amount expensed was $2.6 million (ZAR18.6 million).

11.	SEGMENT INFORMATION (RESTATED NOTE 14)

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly. The following summary describes the operations in each of the Group’s reportable segments:

—	Bokoni Mine - Mining of PGM’s.
—	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa. An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

	Nine months ended 30 September

	2011			2010

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(24,946,917)	(587,002)	(#) (25,533,919)	(2,142,732)	(244,957)	(2,387,689)	(i)

Total Assets	932,911,055	9,951,787	(#) 942,862,842	1,062,249,751	12,423,598	1,074,673,349	(ii)

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

	Three months ended 30 September

	2011			2010

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(2,513,945)	(40,970)	(#) (2,554,915)	(163,896)	(224,066)	(387,962)	(i)

	2011	2010
(i) EBITDA – nine months ended

EBITDA for reportable segments	(25,533,919)	(2,387,689)

Net finance expense	(69,785,637)	(45,648,189)

Depreciation and amortisation	(33,149,385)	(21,578,891)

Corporate and consolidation adjustments	(7,640,418)	(4,307,214)

Consolidated loss before income tax	(#) (136,109,359)	(73,921,983)

EBITDA - three months ended

EBITDA for reportable segments	(2,554,915)	(387,962)

Net finance expense	(21,882,454)	(18,634,702)

Depreciation and amortisation	(10,782,132)	(9,386,448)

Corporate and consolidation adjustments	(1,292,039)	(6,259,245)

Consolidated loss before income tax	(#) (36,511,540)	(34,668,357)

(ii) Total assets
Assets for reportable segments	942,862,842	1,074,673,349

Corporate and consolidation adjustments	(16,409,332)	(14,281,366)

Consolidated total assets	(#) 926,453,510	1,060,391,983

(#) Refer to note 14 regarding the restatement of the three and nine months ended results.

12.	SUBSEQUENT EVENTS

The audited annual financial statements for the year ended 31 December 2011 were approved on the same date as these restated and amended condensed consolidated interim financial statements. The audited annual financial statements for the year ended 31 December 2011 should be referred to for a better understanding of the financial position of the company.

13.	EARNINGS PER SHARE (RESTATED NOTE 14)

The basic and diluted loss per share for the three and nine months ended 30 September 2011 was 4 cents (2010: 4 cents) and 15 cents (2010: 8 cents) respectively.

The calculation of basic loss per share for the three months ended 30 September 2011 of 4 cents (2010: 4 cents) is based on the loss attributable to owners of the Company of (#) $15,984,182 (2010: $15,495,792) and a weighted average number of shares of 424,764,699 (2010: 424,660,916).

The calculation of basic loss per share for the nine months ended 30 September 2011 of 15 cents (2010: 8 cents) is based on the loss attributable to owners of the Company of (#) $62,873,240 (2010: $33,319,336) and a weighted average number of shares of 424,764,699 (2010: 424,660,916).

Share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

(#) Refer to note 14 regarding the restatement of the three and nine months ended results.

ANOORAQ RESOURCES CORPORATION

Notes to the Condensed Consolidated Interim Financial Statements

For the periods ended 30 September 2011

(Unaudited - Expressed in Canadian Dollars)

14.	RESTATEMENT OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2011

Subsequent to the 14 November 2011 issuance of the unaudited interim condensed consolidated financial statements for the three and nine months ended 30 September 2011, on 30 March 2012 the Company announced that during its 2011 financial year-end closing procedures management had identified certain non material adjustments which had led to the understatement of its loss for the three and nine months ended 30 September 2011. As a result, the following adjustments were identified that affected the Company’s reported results for the three and nine month period ended 30 September 2011.

The Company determined that depreciation on property, plant and equipment was incorrectly calculated as a portion of inferred resources relating to a UG2 ramp up project at Bokoni, which was subsequently suspended, was inadvertently included in the units of production calculation. Consequently, adjustments to increase cost of sales were recorded. Refer to table below for actual adjusted amount.

In addition, the Company determined that based on a correct interpretation of the Bokoni Platinum Mine ESOP Trust Deed, it should account for the share-based payment implications arising from such Bokoni Platinum Mine ESOP Trust, a consolidated SPE, which had not previously been accounted for. An adjustment to increase administrative expenses was recorded. Refer to table below for actual adjusted amount.

Finally, interest on the A Preference shares was erroneously calculated on a simple interest basis as opposed to on a compounded interest basis. This required an adjustment to increase finance expenses. Refer to table below for actual adjusted amount.

The abovementioned adjustments did not impact the annual consolidated financial statements of Anooraq for the years ended 31 December 2010 and 2009.

The impact of the correction was as follows:

Statement of financial position at 30 September 2011

	As previously reported	Correction	As restated

Property, plant and equipment	830,455,368	(1,210,201)	829,245,167

Total assets	927,663,711	(1,210,201)	926,453,510

Share-based payment reserve	23,178,542	835,961	24,014,503

Accumulated loss	(222,372,844)	(4,019,898)	(226,392,742)

Total equity	14,190,183	(7,131,738)	7,058,445

Loans and borrowings	724,248,798	6,260,393	730,509,191

Total liabilities	913,473,528	5,921,537	919,395,065

Statement of comprehensive loss for the three and nine months ended 30 September 2011

	Three months ended			Nine months ended
	As previously reported	Correction	As restated	As previously reported	Correction	As restated

Cost of sales	(54,991,512)	13,083	(54,978,429)	(157,432,254)	(1,310,195)	(158,742,449)

Gross loss	(9,713,489)	13,083	(9,700,406)	(45,539,606)	(1,310,195)	(46,849,801)

Operating loss	(14,451,523)	(177,563)	(14,629,086)	(64,108,494)	(2,215,228)	(66,323,722)

Finance expense	(20,096,415)	(1,951,412)	(22,047,827)	(63,601,169)	(6,777,661)	(70,378,830)

Loss for the period	(27,990,876)	(2,132,639)	(30,123,515)	(103,720,069)	(8,626,035)	(112,346,104)

Total comprehensive loss for the period	(29,868,633)	(1,498,481)	(31,367,114)	(108,436,230)	(8,036,771)	(116,473,001)

Basic loss per share	(0.04)	-	(0.04)	(0.14)	(0.01)	(0.15)

The restatement did not impact the statement of cash flows.

Document 10

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

This restated Management Discussion and Analysis (“MD&A”) is prepared as of March 30, 2012. The MD&A has not been updated except to reflect the revisions stated below. No attempt has been made to modify or update any other disclosure in the MD&A.

On 30 March 2012 the Company announced that during its 2011 financial year-end closing procedures management had identified certain non material adjustments which had led to the understatement of its loss for the three and nine months ended 30 September 2011.

As a result certain financial information for the three and nine months ended September 30, 2011 has been restated as a result of the following accounting adjustments:

The Company determined that depreciation on property, plant and equipment was incorrectly calculated as a portion of inferred resources relating to a UG2 ramp up project at Bokoni, which was subsequently suspended, was inadvertently included in the units of production calculation. Consequently, an adjustment of $13,083 to increase cost of sales was recorded.

In addition, the Company determined that based on a correct interpretation of the Bokoni Platinum Mine ESOP Trust Deed , it should account for the share-based payment implications arising from such Bokoni Platinum Mine ESOP Trust, a consolidated special purpose entity, which had not previously been accounted for. An adjustment of $190,646 to increase administrative expenses was recorded.

Finally, the Company determined that interest on the A Preference shares was incorrectly calculated on a simple interest basis as opposed to on a compounded interest basis. An adjustment of $1,951,412 to increase finance expenses was recorded.

A complete description of these restatements and the impact on the unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2011 are described in note 14 to the restated unaudited interim condensed consolidated financial statements of the Company, available on SEDAR at www.sedar.com.

In connection with the restatement of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011, management has assessed the effectiveness of internal controls over financial reporting and disclosure controls and procedures and has included revised disclosure in this MD&A with respect thereto. See “Internal Controls over Financial Reporting Procedures”.

The accounting adjustments affected the Company’s reported results for the three and nine month period ended September 30, 2011 were detected and corrected by management during the year-end financial reporting close process.

The above mentioned adjustments did not impact the annual consolidated financial statements of Anooraq for the years ended December 31, 2010 and 2009. The above mentioned adjustments also do not have a material impact on the actual financial results or financial performance of the Company for the three and nine months ended September 30, 2011.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

TA B L E   O F   C O N T E N T S

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

1.1      Date

This MD&A should be read in conjunction with the restated unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011 and the annual consolidated financial statements of Anooraq Resources Corporation (“Anooraq” or the “Company”) for the years ended December 31, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Except as noted, information in this MD&A is presented as of September 30, 2011.

Anooraq has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Anooraq is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

As of January 1, 2009, Anooraq adopted IFRS and the following disclosure, as well as its associated unaudited interim condensed consolidated financial statements, has been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

This MD&A is prepared as of November 14, 2011.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

Additional information about Anooraq, including Anooraq’s Annual Information Form for the fiscal year ended December 31, 2010 (“AIF”), which is included in the Annual Report of Anooraq on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below), potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Anooraq’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Anooraq believes that such forward looking statements are based on material factors and reasonable

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011 assumptions, including assumptions that: the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) will complete on favourable terms and in a timely manner; the Bokoni Mine will increase production levels from the previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the Bokoni Group restructure (as defined below) and refinancing of the Senior Debt (as defined below) on favourable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 6 “Risk Factors” in Anooraq’s AIF.

Anooraq advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Anooraq or persons acting on its behalf. Anooraq assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with, or furnishes to, applicable Canadian securities regulators and the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources”

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011 have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s AIF.

1.2      Overview

Anooraq Resources Corporation is engaged in mining, exploration and development of platinum group metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Anooraq, through its wholly owned South African subsidiary Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”) collectively, with Anooraq and its subsidiaries, the “Anooraq Group”. These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (“Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Anooraq’s objective is to become a significant PGM group with a substantial and diversified PGM asset base, including producing and exploration assets. The acquisition of the controlling interest in Bokoni Holdco is the first stage of advancing the Anooraq Group’s PGM production strategy and has resulted in the Anooraq Group controlling a significant mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million PGM ounces is directly attributable to Anooraq. On implementation of the Bokoni Transaction, Anooraq assumed management control over the Bokoni Group operations. Anglo Platinum Limited (“Anglo Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. The resultant Anooraq Group simplified corporate structure is depicted below:

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

AnooraqResourcesCorporateStructure

The above corporate structure is illustrated on a fully diluted share basis, post conversion of the B preference shares.

Plateau is an indirect wholly owned South African subsidiary of Anooraq. Plateau owns the 51% shareholding in Bokoni Holdco.

The following are key financial performance highlights for the Anooraq Group for the three months ended September 30, 2011 (“Q3 2011”):

—

Anooraq had an operating loss of $14.6 million and a loss before tax of $36.5 million for Q3 2011, compared to an operating loss of $16.0 million and a loss before tax of $34.7 million for the three months ended September 30, 2010 (“Q3 2010”). The reduced operating loss is the result of increased production, offset by escalating production costs at the Bokoni mine.

—

The net loss (after tax) was $30.1 million for Q3 2011 as compared to a net loss (after tax) of $28.1 million for Q3 2010. The reduced loss is mainly as a result of higher production, offset by escalating production costs and higher administrative and financing costs.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

—

The basic and diluted loss per share for Q3 2011 was $0.04 as compared to $0.04 for Q3 2010. The basic and diluted loss per share is based on the loss attributable to the owners of the company of $16.0 million for Q3 2011 as compared to $15.5 million for Q3 2010.

—

During Q3 2011 the Bokoni mine produced 33,499 platinum, palladium, Rhodium and gold (“4E”) ounces as compared to 28,868 4E ounces during Q3 2010. The higher 4E ounces produced contributed to the reduced operating loss.

—	Anooraq had cash outflows of $3.4 million for Q3 2011 as compared to cash inflows of $0.2 million for Q3 2010, which is a net decrease of $3.6 million.

—

During the three months ended March 31, 2011 (“Q1 2011”) Anooraq and Anglo Platinum entered into discussions surrounding a potential transaction. The discussions involved a strategic review by the parties of the Bokoni Holdco assets, capital and financing structures, with a view to effecting a group restructure and refinancing transaction (the “Bokoni Group restructure”). Pursuant to these discussions Anooraq has unwound its interest rate hedge transaction with Standard Chartered Bank (“SCB”) and Anglo Platinum has taken cession of Anooraq’s senior loan obligations (the “Senior Debt”) with SCB and Rand Merchant Bank (“RMB”), a division of FirstRand Bank Limited. SCB and RMB (the “Senior Lenders”) agreed with Anooraq and Anglo Platinum that Anglo Platinum’s subsidiary, RPM will acquire the outstanding debt and related future funding obligations from the Senior Lenders in full, effective as of April 28, 2011, with definitive agreements relating to the Senior Debt to be finalized with Anglo Platinum. The outstanding amount of debt acquired by RPM was $92.3 million (ZAR 643 million). RPM also provided funding of $3.7 million to the Company for the costs associated with the unwinding of the interest rate hedge.

Black Economic Empowerment

Pelawan Investments (Pty) Ltd (“Pelawan”), Anooraq’s majority shareholder, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Pelawan shareholding, Anooraq remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

—	Premature closure

—	Planned decommissioning and closure

—	Post closure management of residual and latent environmental impacts

In respect of Bokoni (discussed in section 1.2.1), an external assessment to determine the environmental closure liability was undertaken in July 2010. As at September 30, 2011, the total environmental rehabilitation liability for Bokoni, in current monetary terms (undiscounted), was estimated to be $11.8 million.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at September 30, 2011, the amount invested in the environmental trust fund was $2.9 million (ZAR 22.2 million) as compared to $3.1 million (ZAR 21.4 million) as at June 30, 2011. The reason for the decrease is as a result of the weakening ZAR:$ exchange rate. The shortfall of $8.9 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Anooraq Group has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1 Bokoni Mine

Bokoni is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni property consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. Bokoni has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans in 2014. Bokoni has an extensive shallow ore body, capable of supporting a life-of-mine plan in excess of 50 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

Bokoni’s production for Q3 2011 averaged 100,974 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons, an increase of 14% over Q2 2011 production. UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of 4 adits and 2 underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next three years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 120,000 tpm by 2018 (previously 2016 – extended as a result of a change in the life of mine plan). On completion of the initial ramp up phase to 2016, it is anticipated that Bokoni will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of Bokoni’s ore body, lying open at depth with its numerous attack points, management is of the view that Bokoni has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011 for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

Bokoni, at the current metal prices and United States Dollar (“US$”) exchange rate against the South African Rand (“ZAR”), is cash flow negative at an operational level (before depreciation and interest expense) as a result of the ramp up phase of the mine and operational issues (underperformance at certain shafts) currently being experienced. Bokoni plans to become cash flow positive after capital expenditure towards the end of 2011 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the Senior Debt facility are made in accordance with the debt repayment profile of the Senior Debt facility (the “Initial Period”), Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

On April 28, 2011, the Senior Debt Lenders, SCB and RMB, agreed with Plateau and Anglo Platinum that Anglo Platinum’s subsidiary RPM would acquire the outstanding amounts from the Senior Lenders in full, as Anglo Platinum indicated that it is willing to provide funding on more flexible terms and conditions and with more favourable pricing going forward. Pursuant to a broader

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011 refinancing transaction contemplated between Anglo Platinum and the Anooraq Group, effective April 28, 2011, RPM assumed all of the rights and obligations of SCB and RMB under the Senior Debt facility (See the discussion in Section 1.5 – Liquidity).

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. The Anooraq Group, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

Bokoni produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement entered into between Bokoni and RPM. This agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend this agreement for a further five year term to July 1, 2019.

Pursuant to the sale of concentrate agreement, RPM receives metal-in-concentrate from Bokoni and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco shareholders agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

1.2.2    Ga-Phasha Project

An updated mineral resource estimate for the Ga-Phasha project was previously disclosed in the MD&A for the year ended December 31, 2010 and is available on www.sedar.com. In 2011, management will focus on reviewing and updating the planning and economic parameters for a feasibility study.

1.2.3    Platreef Exploration Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) covering 37,000 hectares that make up the Central Block, the Rietfontein Block and the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Rietfontein Block

The Anooraq Group has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

—	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

—

The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

—	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.
—

Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study, Anooraq may elect to either:

-	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or
-

relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

The Anooraq Group is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

The Anooraq Group intends to continue its existing prospecting programs at the Kwanda mineral properties in 2011 at a cost of approximately $0.2 million per annum.

1.2.4    Boikgantsho Project

Management has commenced a prefeasibility study of the Boikgantsho project. The prefeasibility will occur in phases, with phase 1 focusing on re-logging of a significant portion of the exploration drill holes. On completion of the re-logging exercise, management was informed that there was no correlation between the lithologies logged and the mineralized horizons. Furthermore, some lithologies were incorrectly identified. Management decided that a new geological model should be constructed and this necessitated that all the boreholes should be re-logged in order to develop a robust geological model that would include a correlation between lithology and mineralization.

The re-logging of all the boreholes has resulted in a change of scope of the project. The re-logging was completed during Q2 2011. The additional cost for the re-logging is approximately $0.1 million (ZAR1.1 million) resulting in the project cost for phase 2 increasing to $1.5 million (ZAR11.3 million).

A preliminary geological model was completed in Q1 2011. Management has commenced a prefeasibility study.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

1.3      Market Trends and Outlook

Quarterly Trends

Q3 2011 market trends continued similar to Q2 2011 with another quarter of volatility for PGM based stocks within the context of highly volatile world markets, fuelled by the Eurozone debt crisis and general uncertainty in economic growth prospects, through continued mixed economic data throughout the period. Sovereign risk concerns, primarily surrounding Eurozone sovereign credit risk, stimulated primarily by the Greek debt crisis, continues to place speculation on the future of Eurozone consumer demand, which has a continuing negative impact on fundamentals surrounding the PGM demand thesis. Towards the end of Q3 2011 we witnessed a significant downward trend in PGM spot prices, largely exacerbated by investor sell offs in Exchange Traded Funds (“ETFs”) and, in particular, Palladium ETFs.

From a South African PGM producer perspective, the reduction in spot PGM prices has, to some extent, been offset by a weakening Rand to the US dollar during the period. However, the net result of decreasing metal prices with a weakening Rand has meant that the Rand PGM basket price for South African producers has remained relatively static through the quarter, which is a concern against the backdrop of a 10% average wage inflation increase in the South African PGM industry and other inflationary cost pressures, including increasing power charges.

Outlook

The biggest short term influence on the PGM markets will be the outcome of the current discussions surrounding the Eurozone debt crisis and the proposed solution to such crisis. With a number of Eurozone economies facing significant debt challenges and having to adopt austerity packages relating to spending, this may have a negative influence on the Eurozone demand thesis for consumer goods and credit. This may have a direct negative impact on auto demand and platinum demand for usage in the Eurozone economies, which hold a bias for platinum usage in diesel auto catalysts, as the Eurozone is 60% dominated by diesel car engines. With China and the US consumer spending in the auto space still playing a dominant role, the US and Chinese economic data will impact trend outlooks for consumer spending and manufacturing in the auto space.

Although the risk of strike action in South Africa having a potential negative impact on PGM production from the region has largely dissipated, certain South African PGM producers remain in talks with unionised labour which, if unsuccessfully concluded, could result in potential strike action in the South African PGM sector with consequent impact on production.

Based on current economic conditions, as discussed above, management believes that South African PGM producers will remain under pressure from a margin perspective in the near term, until consumer confidence and spending improves, especially in the Eurozone. To a large extent the PGM sector will remain reliant on emerging market economies (Brazil, Russia, India and China (“BRICs”)) for real demand growth in the short to medium term, until the traditional strong consumer demand economies of the United States and Europe return to economic indicator levels last seen in 2008, before the global financial crisis.

In the current economic environment management believes that it is imperative that the Company retain focus on cost containment and continue to improve on production volumes and trends in order to position the Company well for the next upward trend in the precious metals market which, traditionally, is a late cycle recovery process.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

1.4      Discussion of Operations

Tonnage and secondary development performance for Q3 2011 was higher than in Q3 2010. Though square metres mined for Q3 2011 was only marginally higher than Q3 2010, tons milled increased by 20% year on year. Performance at the concentrator slightly improved, with the recovered grade being 3% higher for Q3 2011 than for Q3 2010. The increase in tons milled and improved recoveries resulted in a Q3 2011 increase of 14% with respect to 4E ounces produced. Safety performance at the operations for Q3 2011 improved significantly as compared to Q3 2010. The number of lost time injuries decreased by 16% from Q3 2010 to Q3 2011. No fatal accidents were incurred during Q3 2011.

Though tons milled for the 9 months ended September 30, 2011 increased by 3% compared to the same period for 2010, 4E ounces produced was marginally lower.

The key production parameters for Bokoni for Q3 2011 and for the 9 months ended September 30, 2011 are depicted in the table below.

Bokoni Production Statistics:

		Q3 2011	Q3 2010	% Change	YTD 2011	YTD 2010	% Change	Total 2010 (12 months)
4E oz produced	Oz	33,499	28,829	16	84,309	85,349	(1)	116,164
Tonnes milled	T	302,923	252,862	20	789,780	765,843	3	1,044,084
Built-up head grade	g/t milled,4E	3.73	4.11	(9)	3.79	5.1	(26)	4.12
UG2 mined to total output	%	14.3	30.0	(52)	21.9	40.1	(45)	32.0
Development meters	M	2,600	2,840	(8)	7,451	8,771	(15)	10,292
R/t operating cost/ton milled	ZAR/t	1,086	1,034	5	1,165	964	(21)	989
R/4E operating cost/4E oz	ZAR/4E oz	9,820	9,057	(8)	10,910	8,644	(26)	8,888
Total permanent labor (mine operations)	Number	3,530	3,475	2	3,530	3,475	2	3,426
Total contractors (mine operations)	Number	1,536	1,199	28	1,536	1,199	28	1,690

Revenue

The mine concentrator milled 302,923 tonnes in Q3 2011, which is 20% higher than the 252,862 tonnes milled in Q3 2010. As a result of the higher tonnes milled, the mine produced more 4E ounces than in Q3 2010.

—

Revenue from the sale of concentrate for Q3 2011 was $45.3 million (ZAR 327.6 million) compared to Q3 2010 of $34.5 million (ZAR 242.3 million). The increase in revenue of $10.8 million is mainly due to higher 4E ounces produced.

—	The PGM basket price for Q3 2011 was 18% higher than the basket price achieved for Q3 2010. The basket price for Q3 2011 was US$1,414 (ZAR 10,102) compared to US$1,202 (ZAR 8,804) for Q3 2010.

Revenue for the 9 months ended September 30, 2011 was $111.9 million (ZAR 798.1 million) compared to the 9 months ended September 30, 2010 of $105.0 million (ZAR 756.2 million). The increase in revenue of 7% is mainly as a result of the increase in PGM basket prices.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Cost of Sales

Cost of sales of $55.0 million for Q3 2011 was $10.4 million higher than Q3 2010’s cost of sales of $44.5 million. The main reasons were as follows:

—	Labour costs for Q3 2011 increased by $3.1 million (16%) compared to Q3 2010. The increase in costs was due to the annual salary increases that took place in July 2011 and increased overtime hours.
—	Contractor costs for Q3 2011 increased by $3.0 million (134%) compared to Q3 2010. The increases was mainly due to:
¡

Brakfontein – the appointment of FHL Contracting (Pty) Ltd and Highpoint Trading 663 CC to carry out re-development, sub-development, equipping, vamping and white area stoping and the increase in the development footprint out of capital into operating expenditure;

¡	Middelpunt – the appointment of Fermel (Pty) Ltd to maintain the Load-Haul-Dump (LHD) fleet acquired during 2010;
¡	Vertical – the appointment of Highpoint Trading 663 CC to carry out re-development and sub-development; and
¡	UM2 – increase in mining activity with the continued use of Manniken (MMM) as contractors.
—

Store costs for Q3 2011 increased by $2.9 million (45%) compared to Q3 2010. The increase in costs was mainly attributable to an increase in square meters and development meters mined. During 2011, additional focus was placed on ensuring panels were available for stoping resulting in additional equipping costs. The remaining store cost increase was attributable to the concentrator which increased critical spares on liners and mechanical spares.

On a cost per ton basis, production cost for Q3 2011 was US$149 (ZAR 1,086) per ton as compared to US$141 (ZAR 1,034) per ton for Q3 2010, a US$ increase of 6% (increase of 5% in ZAR, which is the functional currency of the Bokoni Mine). The increase is a result of the reasons discussed above.

Cost of sales of $158.7 million for the 9 months ended September 30, 2011 was $37.7 million higher than the $121.1 million for the 9 months ended September 30, 2010.

On as cost per ton basis, production cost for the 9 months ended September 30, 2011 was US$ 163 (ZAR 1,165) per ton as compared to US$ 134 (ZAR 964) per ton for the 9 months ended September 30, 2010, a US$ increase of 22% (increase of 21% in ZAR). This increase is a result of increases in labour cost (increases in rates and overtime hours), contractor cost (additional companies contracted to carry out re- and sub-development) and stores cost.

Exchange rate

For presentation purposes currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Q3 2011 was ZAR 7.29=$1, a weakening of 3.4% compared to the average exchange rate for Q3 2010 of ZAR 7.04=$1. The average ZAR to $ exchange rate for the 9 months ended September 30, 2011 was ZAR 7.14=$1, a strengthening of 1% compared to the average exchange rate for the 9 monthe ended September 30, 2010 of ZAR 7.20=$1.

Finance expense

Finance expense for Q3 2011 was $22.0 million compared to $18.9 million in Q3 2010. The increase in the OCSF (as defined below) draw downs and compounded interest on the funding loan facilities contributed to the increased interest expense. The proceeds from the OCSF draw downs are used to

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011 fund operational costs and capital requirements. The finance expenses of $70.4 million for the 9 months ended September 30, 2011 was $23.9 million higher than the $46.5 million for the 9 months ended September 30, 2010.

Safety

No fatal accidents were recorded for Q3 2011. The Anooraq Group’s Lost Time Injury Frequency Rate (“LTIFR”) decreased to 1.66 in Q3 2011 from 1.33 in Q3 2010. Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q3 2011 was $5.9 million (as opposed to $7.1 million for Q3 2010), comprising 50% sustaining capital and 50% project expansion capital (as opposed to 2% sustaining capital and 98% project expansion capital for Q3 2010).

For the 9 months ended September 30, 2011 total capital expenditure was $21.9 million (as opposed to $19.2 million for the 9 months ended September 30, 2010), and this comprised of 47% sustaining capital and 53% project expansion capital (as opposed to 5% sustaining capital and 95% project expansion capital for the 9 months ended September 30, 2010).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act (the “Act”), imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales]. The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni Platinum Mines (Pty) Ltd.

The payments in respect of the royalty are due in three intervals:

—	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

—	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

—	six months after the financial year (June 30) – true up calculation done, and a final payment.

The calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (2010 0.5%), and the resulting royalty expense for Q3 2011 amounted to $0.2 million ($0.5 million for the 12 months of 2010). For the 9 months ended September 30, 2011 the royalty expense was $1.0 million as compared to $0.5 million for the 9 months ended September 30, 2010.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Power Tariff Increases

The National Energy Regulator of South Africa released its decision on Eskom’s tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be effected over a three year period as follows:

2010/2011	:	24.8%
2011/2012	:	25.1%
2012/2013	:	25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will increase by approximately 100% over the three year period from April 1, 2010. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over a three year period from April 1, 2010. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.5      Liquidity

At September 30, 2011, the Anooraq Group had positive working capital, excluding restricted cash, of $27.9 million compared to negative working capital of $64.1 million as at December 31, 2010. At December 31, 2010, the Anooraq Group did not meet certain covenants specified in the Senior Debt agreements. As a result, the related obligation was reflected as due in less than one year. During the first quarter of 2011, the Senior Lenders waived their rights and entitlements arising from the failure of the Anooraq Group to meet the specific covenants. Therefore, the Senior Debt was reclassified as long term debt at March 31, 2011 as there was no legal or constructive obligation to settle the debt within the next 12 months.

On April 28, 2011, the Senior Debt Lenders, SCB and RMB ceded the outstanding amounts under the Senior Debt Facility of $92.3 million to RPM. RPM also provided funding of $3.7 million to the Company to unwind the interest rate hedge. The terms of the ceded debt to RPM are similar to that of the Senior Debt Facility except for certain provisions. The revised terms of the loan is a reduction in the interest rate from a 3 month JIBAR plus applicable margin (4.5%) and mandatory costs (11.375% at December 31, 2010) to 3 month JIBAR plus 4% (9.585% at September 30, 2011). The total facility has been increased from $97.1 million (ZAR 750 million) to $120.4 million (ZAR 930 million). The commencement of re-payments has been deferred by one year from January 31, 2013 to January 31, 2014. RPM has waived the loan covenants of the debt until June 30, 2012.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

The Anooraq Group has the following long-term contractual obligations as at September 30, 2011:

	Payments due by period ($ million)
	Total	Less than one year	2 to 3 years	4 to 5 years	More than 5 years
Capital commitments	9.7	9.7	-	-	-
Long-term debt (1)	1,377.0	0.6	1.2	665.8	709.4
Operating lease commitments (2)	0.3	0.3	-	-	-
Purchase obligations (3)	14.5	2.9	6.4	5.2	-
Total	1,401.5	13.5	7.6	671.0	709.4

(1)

The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR 7.722.

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)

The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Anooraq Group expects that the cash flows from the mining operations and the financing secured through the OCSF, combined with cash on hand, will be sufficient to meet the immediate ongoing operational and capital cash requirements of the Anooraq Group.

The Anooraq Group’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at Bokoni. As noted earlier, Anooraq is in discussions with Anglo Platinum involving a strategic review of its asset, capital and financing structures, with a view of effecting a group restructure and refinancing transaction.

1.6      Capital Resources

Anooraq’s sources of capital are primarily debt.

The Anooraq Group’s access to capital sources is dependent upon general commodity and financial market conditions. The Anooraq Group has secured long-term funding to meet its operating and capital obligations through to the end of 2012. (See Section 1.13 – Financial Instruments and Risk Management – Debt Arrangements). The Anooraq Group’s cash balance as at September 30, 2011 was $15.8 million.

In addition to its cash resources, the Anooraq Group has access to various committed debt facilities from Anglo Platinum. All of the Anooraq Group’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2013, while it has management control at Bokoni. As discussed in section 1.5, management is in discussions with Anglo Platinum to initiate a refinancing to be implemented in the short-term.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

A summary of the Anooraq Group’s debt facilities as at September 30, 2011, is as follows:

	Balance at September 30, 2011	Total available facility	Un-utilized portion of facility
	$ million
OCSF (1)	158.2	190.4	58.8
RPM funding loan	173.4	236.1	62.7
“A” preference share facility	392.1	392.1	-
RPM interest free loan	3.7	3.7	-
Other	4.3	4.3	-
Total	731.7	826.6	121.5

(1)	The balance of the OCSF includes interest, whereas the total available facility and un-utilized portion of the facility excludes interest.

In addition to the facilities above, Anglo Platinum made available to Plateau a standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.

See a discussion of these debt facilities in Section 1.13 under the subheading “Debt Arrangements”. Also refer to Section 1.5 for a discussion of the cession of the Senior Debt.

Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the Department of Mineral Resources (“DMR”), the South African Reserve Bank and Anglo Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

1.7      Off-Balance Sheet Arrangements

The Anooraq Group has not entered into any off-balance sheet transactions.

1.8      Transactions with Related Parties

The Anooraq Group concluded a number of agreements with respect to services at Bokoni with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Transactions with RPM during the nine months ended September 30, 2011, as compared to the full year 2010, are summarized below:

Concentrate sales	$111.8 million	(2010 – $148.3 million)
Cost of sales*	$28.1 million	(2010 – $19.6 million)
Administration expenses	$0 million	(2010 – $3.6 million)
Finance expense	$62.4 million	(2010 – $62.8 million)

(before interest capitalised)

* - included in cost of sales are the following:

Metal accounting services	$0.4 million	(2010 – $0.5 million)
Supply chain services	$21.7 million	(2010 – $11.9 million)
Treatment of Anglo ore	($0.4) million	(2010 – ($1.0) million)
Other	$6.4 million	(2010 – $8.2 million)
	$28.1 million	(2010 – $19.6 million)

The following balances were outstanding to/from RPM at September 30, 2011, as compared to December 31, 2010:

Loans and Borrowings	$731.7 million	(2010 – $624.1 million)
Trade and other payables	$3.5 million	(2010 – $2.5 million)
Trade and other receivables	$31.6 million	(2010 – $33.3 million)

1.9  Summary of Quarterly Results

$ Million *	Sep 30, 2011 Restated	Jun 30, 2011 Restated	Mar 31, 2011 Restated	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
Revenue	45.3	35.9	30.7	43.2	34.5	38.4	32.2	34.8
Cost of sales	(55.0)	(56.2)	(47.6)	(52.1)	(44.5)	(40.9)	(35.6)	(40.5)
Gross loss	(9.7)	(20.3)	(16.9)	(8.9)	(10.0)	(2.5)	(3.4)	(5.7)
Loss for the period	(30.1)	(46.1)	(36.1)	(32.4)	(28.1)	(19.9)	(13.2)	(18.6)
Basic and diluted loss per share ($)	(0.04)	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)	(0.02)	(0.03)
Weighted number of common shares outstanding (million)	425	425	425	425	425	425	425	305

* Data for all presented periods was prepared in accordance with IFRS.

Discussion of Last Eight Quarterly Results

Prior to July 1, 2009, Anooraq was regarded primarily as an exploration company. Therefore, Anooraq did not have any significant operating assets.

On July 1, 2009, Anooraq acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Anooraq that generated revenue. There was therefore a significant increase in the asset base of the Anooraq Group as revenue generating assets were effectively acquired.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

The Anooraq Group had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

—	Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of 2010.
—	To commence generating profits on an operational level. This has not yet been achieved.

The Anooraq Group is continuing its efforts to grow production (Phase 1 expansion program) in order to achieve the Anooraq Group’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2016.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $34.8 million for Q4 2009, and ultimately to revenue of $45.3 million for Q3 2011. Fluctuation in revenue between the quarters are mainly as a result of fluctuation in production, and also as a result of varying PGM basket prices and exchange rates.

The increased finance cost, as a result of the drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

1.10      Proposed Transactions

As at September 30, 2011, there were no reportable proposed transactions. Refer to note 12 of the restated unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011, which is filed at the same date as this restated MD&A, for a description of certain proposed transactions as of the date of this restated MD&A.

1.11     Critical Accounting Estimates

The Anooraq Group’s accounting policies are presented in note 4 of the audited financial statements for the year ended December 31, 2010, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for the year ended December 31, 2010 where applicable.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

These estimates include:

Taxation

The Anooraq Group applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

The Anooraq Group provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Anooraq Group’s net deferred tax assets assumes that the Anooraq Group will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Anooraq Group.

During the 2010 fiscal year, the Anooraq Group calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the real post-tax weighted average cost of capital (“WACC”) of 9.67%. The WACC is based on the risk free rate as at December 31, 2010, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for the year ended December 31, 2010 for details of key assumptions used in the 2010 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for the year ended December 31, 2010 and for the six months ended June 30, 2011. This remains management’s conclusion at September 30, 2011. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2010. Cash generating units are based on individual subsidiaries within the Anooraq group.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the Anooraq Group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% over a period of 20 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 35 of the audited financial statements for the year ended December 31, 2010 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at September 30, 2011 amounted to $0.7 million.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from the Anooraq Group’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Because the economic assumptions used to estimate the mineral reserves changes from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect the Anooraq Group’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

1.12      Changes in Accounting Policies including Initial Adoption

Changes in accounting policies

The accounting policies applied by the Anooraq Group in the condensed consolidated interim financial statements for the period ended September 30, 2011 are the same as those applied by the Anooraq Group in the consolidated financial statements as at and for the year ended December 31, 2010 (available on SEDAR and EDGAR), except for the following standards and interpretations adopted in the current financial year:

—	IAS 24 (revised), Related Party Disclosures
—	Various improvements to IFRS 2010

There was no significant impact on the condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to the Anooraq Group:

—	IFRS 9, Financial instruments
—	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)
—	IFRS 10, Consolidated Financial Statements
—	IFRS 11, Joint Arrangements
—	IFRS 12, Disclosure of Interests in Other Entities
—	IFRS 13, Fair Value Measurement

1.13 Financial Instruments and Risk Management

Financial instruments

The Anooraq Group’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. The Anooraq Group’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011 other payables and certain derivative instruments. Financial instruments are initially measured at fair value when the Anooraq Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

The Anooraq Group’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Anooraq Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Anooraq Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless the Anooraq Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

The Anooraq Group held derivative financial instruments to hedge its interest rate risk exposures up to 28 April 2011, whereafter the interest rate hedge has been unwound. The Anooraq Group currently holds no derivative instruments to hedge its exposure to interest rate risk.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Financial risk management activities

The Anooraq Group’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. The Anooraq Group may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of the Anooraq Group’s risk management framework.

The Anooraq Group’s risk management policies are established to identify and analyze the risks faced by the Anooraq Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Anooraq Group’s activities. The Anooraq Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to the Anooraq Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Anooraq Group’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. The Anooraq Group has no collateral against these receivables.

Liquidity risk

Liquidity risk is the risk that the Anooraq Group will not be able to meet its financial obligations as they fall due. The Anooraq Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Anooraq Group’s holdings of cash and cash equivalents. This is facilitated via the OCSF. The Anooraq Group’s cash and cash equivalents are invested in business accounts which are available on demand.

The Anooraq Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of the Anooraq Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Anooraq Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

The Anooraq Group is currently financed primarily by the fixed rate Vendor Finance Facility and variable interest rate funding from RPM. Refer to Section 1.5 – Liquidity for the discussion on the cession of the Senior Debt Facility and the unwinding of the interest rate swap. There are currently no derivative instruments to mitigate any interest rate risk.

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

A 100 basis point change in the interest rate for Q3 2011 on the RPM loans would have changed the loss for the quarter by approximately $1.8 million. This analysis assumes that all other variables remain constant.

Foreign currency risk

The Anooraq Group from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Anooraq Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Anooraq Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $49.8 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at September 30, 2011 would have resulted in an increase/decrease of $5.0 million in equity. The Anooraq Group has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of the Anooraq Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Anooraq Group currently operates Bokoni. The Anooraq Group does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Anooraq Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing the Anooraq Group’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of the Anooraq Group in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that the Anooraq Group remains in a sound financial position.

The Anooraq Group manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. The Anooraq Group may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Pelawan, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Pelawan and Anooraq in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

There were no changes to the Anooraq Group’s approach to capital management as at September 30, 2011.

Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Senior Debt facility provided by the Senior Lenders and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

Company secured an agreement with RPM whereby RPM will provide Plateau with an operating cash flow shortfall facility (the “OCSF”) of up to a maximum of $97.1 million (ZAR 750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the standby facility”) which, with the Company’s portion, will provide up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Senior Debt facility. Subsequent to the initial financing, effective as of April 28, 2011, RPM acquired the outstanding amounts on the Senior Debt in full from the Senior Lenders (Refer to Section 1.5 – Liquidity).

1.	Debt Facility

Plateau secured the Senior Debt facility with SCB for an amount of up to $97.1 million (ZAR 750 million), including capitalized interest up to a maximum of three years or $32.4 million (ZAR 250 million). On July 1, 2009, SCB advanced $64.8 million (ZAR 500 million) to Plateau, and interest amounting to $18.5 million (ZAR 142.8 million) has been rolled up through April 28, 2011.

The Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011).

The total amount of the interest payable on the notional amount of the Senior Debt facility of $64.8 million (ZAR 500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The Senior Debt facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement (as defined above), if Plateau’s cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the Debt Facility, RPM was obligated, pursuant to the standby loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see “Standby loan facility” below).

On December 11, 2009, 34% of the Senior Debt facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011 RPM acquired the outstanding amounts from the Senior Lenders in full. RPM also assumed all of the rights and obligations of the Senior Lenders under the Debt Facility. See Section 1.5 – Liquidity for the revised terms of the debt.

2.	Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $155.4 million (ZAR 1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $142.5 million (ZAR 1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $155.4 million (ZAR 1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12%. The Anooraq Group is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that the Anooraq Group is in the position to redeem the shares. Any preference shares not redeemed in six years (at July 1, 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

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Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of the Plateau OCSF and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Pelawan, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $142.5 million (ZAR 1.1 billion). Pelawan encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $142.5 million (ZAR 1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares (The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Anooraq will take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Anooraq common shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Anooraq common shares to be issued on implementation of the Share-Settled Financing arrangement is 227.4 million common shares. Once all the “B” preference shares have been converted into Plateau Ordinary Shares and then into Anooraq common shares, the Company will have 425 million common shares outstanding (not including any other Anooraq common shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Anooraq common shares.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of Anooraq common shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Pelawan continuing to own a minimum 51% shareholding in Anooraq. The total number of Anooraq common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Anooraq shares. Such Anooraq common shares will be subject to a lock-in that will prevent the Pelawan SPV and Pelawan from disposing of such shareholding for so long as Pelawan is required to maintain a minimum 51% shareholding in Anooraq (at present the contractual lock in provision for Pelawan on all of its shares held in Anooraq remains in place up to January 1, 2015).

The final result of the Share-Settled Financing is that: (i) RPM funded a payment of $142.5 million (ZAR 1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million common shares in Anooraq; and (ii) Pelawan will receive an additional 111.6 million common shares in Anooraq.

RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Anooraq Group’s common shares which it will hold. It will, however, prior to disposing of any such common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such common shares in Anooraq in a reasonable manner. Neither Pelawan nor any of shareholders of Pelawan have any pre-emptive rights in respect of RPM’s common shares in Anooraq.

3.	Operating Cash Flow Shortfall Facility (“OCSF”)

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $97.1 million (ZAR 750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. As at September 30, 2011, Plateau had drawn $66.7 million (ZAR 518.2 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni $93.2 million (ZAR 720 million) (the “RPM OCSF”) subject to the same terms and conditions as the Plateau OCSF. As at September 30, 2011, Bokoni had drawn $64.5 million (ZAR 497.8 million) of the available $93.2 million (ZAR 720 million) of the RPM OCSF.

4.	Standby loan facility

Anglo Platinum has made available to Plateau a standby loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the Debt Facility during its term. The standby facility will bear interest at the prime rate of interest in South Africa (currently 9%). As at September 30, 2011 no draw down has been made on the standby facility. This standby loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations is generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

5.	Security

The Debt Facility is secured through various security instruments, guarantees and undertakings provided by the Anooraq Group against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The standby loan facility, Plateau OCSF and Plateau Preferred “A” shares rank behind the Debt Facility for security purposes.

1.14    Other MD&A Requirements

Additional information relating to the Anooraq Group, including the Anooraq Group’s Annual Information Form dated March 23, 2011, is available on SEDAR.

1.15    Internal Controls over Financial Reporting Procedures

The Anooraq Group’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations). The Anooraq Group’s internal control system was designed to provide reasonable assurance to the Anooraq Group’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Anooraq Group.
—

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Anooraq Group are being made only in accordance with authorizations of management and directors of the Anooraq Group.

—

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Anooraq Group’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The original MD&A for the three and nine months ended September 30, 2011, filed on November 14, 2011, stated that there has been no change in the Anooraq Group’s internal control over financial reporting that occurred during the period beginning on January 1, 2011 and ended on September 30, 2011 that has materially affected or is reasonably likely to materially affect the Anooraq Group’s internal control over financial reporting.

Subsequently, management has re-assessed the effectiveness of the Anooraq Group’s internal control over financial reporting as of September 30, 2011. In making this re-assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. As a result of this re-assessment, management identified that certain deficiencies existed and as a result, the internal control over financial reporting was not operating effectively at September 30, 2011. The deficiencies identified by management during the period-end financial reporting close process resulted in certain accounting adjustments being

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Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011 made in the preparation of the Anooraq Group’s financial results for the three and nine months ended September 30, 2011, as described above on the cover page of this MD&A. The accounting adjustments were detected and corrected by management during the Company’s year-end financial reporting close process. As management identified and corrected the accounting adjustments as part of the year-end financial reporting process, the internal control over financial reporting was operating effectively as at December 31, 2011. Management has determined that the deficiencies in internal control over financial reporting and resulting accounting adjustments for Q3 2011, do not represent a material weakness in internal control over financial reporting as at December 31, 2011 or as of the end of Q3 2011 and such deficiencies have not materially affected internal control over financial reporting during such period.

The deficiencies in internal controls over financial reporting referred to above related primarily to ineffective review procedures during over the period-end financial reporting close process which impacted management’s ability to oversee the preparation of the consolidated financial statements. As a result, management conducted a thorough review of the underlying reasons that led to the accounting adjustments, as well as the design and operation of the controls over the period-end financial reporting close process during the last quarter of the year ended December 31, 2011 and made the necessary changes to the period-end accounting process to remediate these deficiencies in internal controls over financial reporting.

Management is committed to improving the Company’s internal control over financial reporting and will continue to diligently and vigorously review the Company’s internal control over financial reporting. As the Company continues to evaluate and works to improve its internal control over financial reporting, it may determine to take additional measures to address identified internal control deficiencies as management may determine is necessary.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations. As at December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Anooraq Group’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the Anooraq Group’s disclosure controls and procedures were effective.

In connection with the restatement of certain of the Company’s financial statements for the three and nine months ended September 30, 2011, management of the Company re-evaluated the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2011. As a result management of the Company made the necessary changes to the quarter-end accounting process to remediate any deficiencies.

The description of the restatements and the impact on the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2011 are described in note 14 to the restated unaudited interim condensed consolidated financial statements, available on SEDAR at www.sedar.com.

31

Anooraq Resources Corporation

Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2011

1.16    Disclosure of Outstanding Share Data.

The Anooraq Group has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 common shares. As at September 30, 2011, 13,166,000 options were outstanding. No options were granted in Q3 2011. Options outstanding and exercisable at September 30, 2011 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$ 1.29	4,145,000	4,145,000	1.0
June 25, 2013	$ 1.29	916,000	916,000	1.7
June 30, 2013	$ 1.29	1,410,000	1,410,000	1.8
June 25, 2014	$ 0.96	600,000	600,000	2.7
November 30, 2016	$ 0.84	4,855,000	1,583,415	5.2
May 1, 2017	$ 1.68	500,000	166,500	5.6
July 1, 2017	$ 1.05	260,000	86,580	5.8
August 1, 2017	$ 1.11	480,000	159,840	5.8

Total		13,166,000	9,067,335

Weighted average exercise price		$ 1.11	$1.21

As at September 30, 2011, the issued share capital of the Anooraq Group was 201,888,473 common shares, 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares. The B preference shares are convertible into Anooraq common shares on a 1 to 1 basis.

32

Document 11

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Anooraq Resources Corporation (the “issuer”) has refiled the interim financial report and interim MD&A of the issuer for the interim period ended September 30, 2011.

I, Harold Motaung, Chief Executive Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended September 30, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

1

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2011 and ended on September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 30, 2012

/s/ Harold Motaung
Harold Motaung Chief Executive Officer

2

Document 12

Form 52-109F2R

Certification of Refiled Interim Filings

This certificate is being filed on the same date that Anooraq Resources Corporation (the “issuer”) has refiled the interim financial report and interim MD&A of the issuer for the interim period ended September 30, 2011.

I, De Wet Schutte, Chief Financial Officer of Anooraq Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of the issuer for the interim period ended September 30, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

1

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2011 and ended on September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 30, 2012

/s/ De Wet Schutte
De Wet Schutte Chief Financial Officer

2

Document 13

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

TA B L E    O F    C O N T E N T S

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

1.1	Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual consolidated financial statements of Anooraq Resources Corporation (“Anooraq” or the “Company”, and should be read as including its subsidiaries where the context requires) for the years ended December 31, 2011, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. This MD&A is prepared as of March 30, 2012.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

Additional information about Anooraq, including Anooraq’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Anooraq’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Bokoni Group restructuring and refinancing transaction will complete on favorable terms and in a timely manner; the Bokoni Mine (as defined below) will increase production levels from the previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Bokoni Group restructuring and refinancing transaction on favorable

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Anooraq’s Form 20-F.

Anooraq advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Anooraq or persons acting on its behalf. Anooraq assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Anooraq files from time to time with, or furnishes to, applicable Canadian securities regulators and the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Anooraq advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Anooraq in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s Form 20-F.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Anooraq advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Anooraq’s Form 20-F.

Cautionary Note to Investors Concerning Technical Review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the conclusions of the technical review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally, all necessary mining permits would

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 be required in order to classify this part of Bokoni Mine’s, Ga-Phasha Project’s and Boikgantsho Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2	Overview

Anooraq Resources Corporation is engaged in mining, exploration and development of platinum group metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Anooraq, through its wholly owned South African subsidiary, Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni” or “the Bokoni Mine”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”), the Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni and the other project companies (“Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Anooraq’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. The acquisition of the controlling interest in Bokoni Holdco was the first stage of advancing Anooraq’s PGM production strategy and resulted in Anooraq controlling a significant estimated mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 million PGM ounces is directly attributable to Anooraq. On implementation of the Bokoni Transaction, Anooraq assumed management control over the Bokoni Group operations. Anglo American Platinum Limited (“Anglo Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. During Fiscal 2011, Anooraq and Anglo Platinum engaged in negotiations to refinance, restructure and recapitalize the Bokoni Holdco assets. In February 2012, Anooraq and Anglo Platinum announced their strategic plan including the disposal of undeveloped PGM ounces to Anglo Platinum, the recapitalization and refinancing of Anooraq and Bokoni Holdco, together with accelerated production growth at Bokoni.

The Anooraq simplified corporate structure is depicted below:

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Anooraq Resources Corporate Structure

Atlatsa Holdings (Pty) Ltd (*BEE)
ESOP & Community Trusts (*BEE)
Public shareholders
51%
3%
20%
Anooraq Resources Corporation
26%
Anglo Platinum Ltd
100%
N1C Resources Incorporation
100%
N2C Resources Incorporation
100%
Plateau Resources (Pty) Ltd
Rustenburg Platinum Mines Ltd
51%
49%
Bokoni Platinum Holdings (Pty) Ltd
100%
100%
100%
100%
Boikgantsho Platinum Mine (Pty) Ltd
Kwanda Platinum Mine (Pty) Ltd
Ga-Phasha Platinum Mine (Pty) Ltd
Bokoni Platinum Mines (Pty) Ltd

* Black Economic Empowerment

The above corporate structure is illustrated on a fully diluted share basis, post conversion of Anooraq’s class B preference shares.

Plateau is an indirect wholly owned South African subsidiary of Anooraq. Plateau owns the 51% shareholding in Bokoni Holdco.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

The following are key financial consolidated performance highlights for Anooraq for the year ended December 31, 2011 (“Fiscal 2011”):

•

Anooraq had an operating loss of $89.2 million and a loss before tax of $180.5 million for 2011, compared to an operating loss of $44.5 million and a loss before tax of $110.9 million for the year ended December 31, 2010 (“Fiscal 2010”). The increased loss is the result of lower production compounded by escalating production costs at the Bokoni mine.

•

The net loss (after tax) was $147.9 million for Fiscal 2011 as compared to a net loss (after tax) of $93.7 million for Fiscal 2010. The increased loss is mainly as a result of lower production, as well as escalating production costs and higher administrative and financing costs.

•

The basic and diluted loss per share for Fiscal 2011 was $0.19 as compared to $0.12 for Fiscal 2010. The basic and diluted loss per share is based on the loss attributable to the owners of the Company of $81.9 million for Fiscal 2011 as compared to $51.7 million for Fiscal 2010.

•

During Fiscal 2011, the Bokoni Mine produced 113,625 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 116,164 4E ounces during Fiscal 2010. The lower 4E ounces produced contributed to the increased operating loss.

•	Anooraq had cash outflows of $9.8 million for Fiscal 2011 as compared to cash outflows of $5.2 million for Fiscal 2010, which is a net increase of $4.6 million.

•

During the three months ended March 31, 2011 (“Q1 2011”) Anooraq and Anglo Platinum entered into discussions surrounding a potential transaction. The discussions involved a strategic review by the parties of the Bokoni Holdco assets, capital and financing structures, with a view to effecting a Bokoni Group restructuring and refinancing transaction. Pursuant to these discussions, Anooraq unwound its interest rate hedge transaction with Standard Chartered Bank (“SCB”) and Anglo Platinum acquired the amounts outstanding under Anooraq’s senior loan obligations (the “Senior Debt”) with SCB and Rand Merchant Bank (“RMB”), a division of FirstRand Bank Limited as of April 28, 2011. SCB and RMB (the “Senior Lenders”) agreed with Anooraq and Anglo Platinum that Anglo Platinum’s subsidiary, RPM, would acquire the outstanding debt and related future funding obligations from the Senior Lenders in full, effective as of April 28, 2011. The outstanding amount of debt acquired by RPM was $92.3 million (ZAR643 million). RPM also provided funding of $3.7 million to the Company for the costs associated with the unwinding of the interest rate hedge.

Proposed Transaction

On February 2, 2012, further to ten months of strategic review and negotiations, Anooraq and Anglo Platinum released a joint announcement on their agreement to refinance Anooraq and to restructure and recapitalize the Bokoni Group. Key highlights of the proposed transaction for Anooraq include:

•

A new strategic plan for the Bokoni Group which will result in the disposal of certain assets representing estimated PGM mineral resources to Anglo Platinum, the recapitalization and refinancing of Anooraq and the Bokoni Group, together with accelerated production growth at Bokoni Mine. The new plan includes:

o

Accelerating production growth at Bokoni through a new $327.3 million (ZAR2.6 billion) capital development program, which management estimates will add 100,000 PGM ounces per annum to the Bokoni Mine production profile by 2016, which had previously been deferred until after 2020;

o	Implementing a strategic re-alignment of the Bokoni Group exploration and development mineral assets, by consolidating certain Bokoni assets into existing mine

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 operations at Anglo Platinum’s Twickenham and Mogalakwena mines, as well as expanded production at the Bokoni Mine. The net effect of the strategic re-alignment is that the Bokoni Group will dispose of its entire interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project (comprised of the Paschaskraal and De Kamp farm resources) to Anglo Platinum and utilize these proceeds to partially reduce its debt outstanding to Anglo Platinum. Anooraq will continue to hold a 51% majority interest in the Bokoni Group with Anglo Platinum retaining a 49% minority interest.

•	Solidification of a long-term strategic partnership by Anglo Platinum extending its 26% equity investment in Anooraq via the convertible “B” preference shares through to December 31, 2018.

•	Deleveraging, recapitalizing and refinancing the consolidated Anooraq statement of financial position by:

o

Anglo Platinum, through a series of related transactions, acquiring the whole of the Boikgantsho Project and the Eastern section of the Ga-Phasha Project. On implementation of these transactions, the effective net consideration of $214 million (ZAR1.7 billion) received by Anooraq will be applied to reduce its approximately $742.8 million (ZAR5.9 billion) debt owing to Anglo Platinum.

o

The parties entering into an interest standstill agreement with respect to existing debt owing to Anglo Platinum effective 1 July 2011 through to 30 April 2012. This translates into an interest saving of approximately $72 million (ZAR572 million) for Anooraq over the standstill period.

o

The net effect of the asset disposal and application of the proceeds thereof against existing debt, together with the interest standstill agreement described above and the recapitalization of Bokoni Holdco is that Anooraq’s existing attributable debt owing to Anglo Platinum will reduce by 83% from approximately $742.8 million (ZAR5.9 billion) to approximately $125.9 million (ZAR1 billion).

o

The historical debt balance owing by Anooraq to Anglo Platinum following the asset disposal, interest standstill agreement and the recapitalization of Bokoni Holdco (approximately $125.9 million (ZAR1 billion)) will be consolidated under one new debt facility (the “Consolidated Debt Facility”).

o

Anglo Platinum providing further debt funding to Anooraq under the Consolidated Debt Facility for an amount of up to $327.3 million (ZAR2.6 billion), with a maximum total facility limit of $453.2 million (ZAR3.6 billion). Anooraq will utilise this extended facility to fund the Brakfontein and MPH Delta 80 UG2 expansion projects, including the construction of a new UG2 concentrator plant at Bokoni Mine.

o

The Consolidated Debt Facility will be available to Anooraq for nine years terminating on 31 December 2020 and will attract a variable interest rate. The variable interest rate will be determined by adding a fixed margin to 3-month JIBAR. The Consolidated Debt Facility will attract a reduced interest rate during the initial term (comprising the capital intensive phase of the growth operations at Bokoni Mine through to 2016) and escalating at an increased rate depending on the amount owing by Anooraq under the Consolidated Debt Facility over the funding period.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

o

The weighted average interest rate under the Consolidated Debt Facility will escalate from 0.5% to approximately 15% up to 2020, thereby substantially reducing Anooraq’s current cost of debt (approximately 16%).

o

There will be no fixed repayment term for the Consolidated Debt Facility during the peak funding years while the Brakfontein and MPH Delta 80 UG2 expansion projects are still in their ramp-up phase through to 2016. Anooraq will be required to fully repay the Consolidated Debt Facility to Anglo Platinum by 31 December 2020. There will be no penalty for early repayment. Anooraq will be required to reduce the Consolidated Debt Facility owing to Anglo Platinum to an outstanding balance (including capitalised interest) of $125.9 million (ZAR1 billion) as at 31 December 2018, and $63 million (ZAR0.5 billion) as at 31 December 2019.

o

Anooraq being obliged to utilise 90% of its attributable share of free cash flows generated from Bokoni Mine operations to service the Consolidated Debt Facility and 10% of such free cash flow will be available to Anooraq.

o	Anooraq not being required to effect any mandatory refinancing of the Consolidated Debt Facility during the debt term through to 2020.

o	Bokoni Mine extending its existing Concentrate Agreement with RPM on the same terms and conditions for a period of eight years, terminating on 31 December 2020.

o	Anooraq retaining its existing option to acquire an ownership interest in Anglo Platinum’s Polokwane smelter complex on the same terms agreed between the parties in the Bokoni Transaction.

o

Anglo Platinum providing Anooraq with a working capital facility at JIBAR plus 4% per annum of up to $11.3 million (ZAR90 million) (including capitalised interest) to fund its general and administrative expenses. This will ensure that Anooraq has sufficient working capital to cover its corporate overheads through to 2015. The working capital facility is fully repayable by 31 December 2018.

o

Anglo Platinum committing to hold the B preference shares issued at the time of the Original Transaction (representing a 26% interest in Anooraq) until 31 December 2018. Atlatsa Holdings (Proprietary) Limited, being the 51% Black Economic Empowerment majority shareholder in Anooraq, will also extend its shareholding in Anooraq through to 31 December 2018.

•	Anooraq will not issue any new equity pursuant to the proposed transaction and its fully diluted shares outstanding will remain at 445 million common shares outstanding.

•

Anglo Platinum and Anooraq agreeing on a new operating protocol for the management of the Bokoni operations, which will increase Anglo Platinum’s active involvement in areas of the operations relating to mining, processing and capital projects execution.

•

Completion of these above mentioned transactions is subject to the satisfaction of conditions precedent, including shareholder approval, the settlement of definitive legal agreements and regulatory approval (expected to be completed on or around June 2012).

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

For additional information on the above mentioned proposed transaction please refer to the press release of Anooraq dated February 2, 2012 and the material change report filed on February 13, 2012, both available on SEDAR at www.sedar.com.

Black Economic Empowerment

Atlatsa Holdings (Pty) Ltd (“Atlatsa Holdings”) (formerly Pelawan Investments (Pty) Ltd), Anooraq’s majority shareholder, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Atlatsa Holdings shareholding, Anooraq remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

—	Premature closure
—	Planned decommissioning and closure
—	Post closure management of residual and latent environmental impacts

In respect of the Bokoni Mine (discussed in section 1.2.1), an external assessment to determine the environmental closure liability was undertaken in September 2011. As at December 31, 2011, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (undiscounted), was estimated to be $13.0 million.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at December 31, 2011, the amount invested in the environmental trust fund was $2.9 million (ZAR 23.3 million) as compared to $2.8 million (ZAR19.7 million) as at December 31, 2010. The shortfall of $10.1 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Anooraq’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Anooraq has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1 Bokoni Mine

The Bokoni Mine is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni Mine consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans in 2014. The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated at 39 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for the three months ended December 31, 2011 (“Q4 2011”) averaged 85,874 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons, a decrease of 15% from the three months ended September 30, 2011 production (“Q3 2011”). The Bokoni Mine’s production for Fiscal 2011 averaged 87,283 tpm of ore from its UG2 and Merensky reef horizons, which was in line with Fiscal 2010 production. UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of four adits and two underground levels. Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next three years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 120,000 tpm by 2018 (previously 2016 – extended as a result of a change in the life of mine plan). On completion of the initial ramp up phase to 2016, it is anticipated that the Bokoni Mine will produce 160,000 tpm of ore (240,000 PGM ounces per annum) consisting of 120,000 tpm from the Merensky reef and 40,000 tpm from the UG2 reef.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth with its numerous attack points, management is of the view that the Bokoni Mine has the potential to be developed into a 375,000 tpm (570,000 PGM ounces per annum) steady state operation in the medium to longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is in the process of converting the transport of broken ore from its current mechanized hauling system to a conveyor belt transport system similar to that of Brakfontein shaft. Vamping opportunities in the older adit areas are being investigated to supplement underground mining production.

The Bokoni Mine, at the current metal prices and United States Dollar (“US$”) exchange rate against the South African Rand (“ZAR”), is cash flow negative at an operational level (before depreciation and interest expense) as a result of the ramp up phase of the mine and operational issues (underperformance

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 at certain shafts) currently being experienced. Management expects the Bokoni Mine to become cash flow positive after capital expenditure towards the end of 2015 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels. See “Cautionary Note Regarding Forward-Looking Statements”.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Anooraq, has the right to call for shareholder contributions, either by way of a shareholder loan or equity. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that, until the expiry of a period from the closing date of the Bokoni Transaction until the earlier of (i) the date on which the BEE credits attributable to the Anglo Platinum group and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the Senior Debt facility are made in accordance with the debt repayment profile of the Senior Debt facility (the “Initial Period”). Plateau’s shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions.

On April 28, 2011, the Senior Lenders agreed with Plateau and Anglo Platinum that Anglo Platinum’s subsidiary, RPM, would acquire the outstanding amounts from the Senior Lenders in full, as Anglo Platinum indicated that it was willing to provide funding on more flexible terms and conditions and with more favorable pricing going forward. Pursuant to the broader refinancing transaction contemplated between Anglo Platinum and Anooraq, effective April 28, 2011, RPM assumed all of the rights and obligations of SCB and RMB under the Senior Debt facility (See the discussions in Section 1.2 – Overview and Section 1.5 – Liquidity, respectively).

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Anooraq, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement entered into between Bokoni and RPM. This agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend this agreement for a further five year term to July 1, 2019. Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 which include, amongst

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 others, the proposed extension of the concentrate purchase agreement through to 2020 on the same terms and conditions.

Pursuant to the sale of concentrate agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

1.2.2	Ga-Phasha Project

Management has commissioned ExplorMine Consultants (“ExplorMine”) to update the geological model for Ga-Phasha and compile a new mineral resource estimate. The mineral resource estimate has been updated with no material change from the Technical Report on the Updated Resource Estimates on the Merensky Reef and UG2 Deposits, Ga-Phasha Platinum Group Metals Project, Eastern Limb, Bushveld Complex, Limpopo Province, Republic of South Africa, dated March 30, 2012, filed on SEDAR on March 30, 2012. The current mineral resource estimate as of December 31, 2011 is set out below:

Ga-Phasha <75 degrees rock temperature			Total			Attributable to Anooraq			Pt grade	Pd grade	Rh grade	Au grade	Cu grade %	Ni grade %
Mineral Resources		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Containing 4E Moz	(g/t)	(g/t)	(g/t)	(g/t)
	Measured	MR	20.1	4.52	2.9	51	10.3	1.5	2.73	1.35	0.15	0.30	0.08	0.21
	Indicated	MR	37.7	4.97	6.0	51	19.2	3.1	3.04	1.44	0.18	0.31	0.08	0.21
	Meas + Ind	MR	57.8	4.82	9.0	51	29.5	4.6	2.93	1.41	0.17	0.31	0.08	0.21
	Measured	UG2	40.4	6.00	7.8	51	20.6	4.0	2.53	2.86	0.51	0.10	0.03	0.15
	Indicated	UG2	60.8	5.84	11.4	51	31.0	5.8	2.46	2.79	0.50	0.10	0.03	0.15
	Meas + Ind	UG2	101.2	5.90	19.2	51	51.6	9.8	2.49	2.82	0.50	0.10	0.03	0.15

Notes:

(1)

The qualified persons (“QPs”) responsible for the compilation of the mineral resource estimates are Andre Deiss, Garth Mitchell and Dr. W. Northrop. These QPs are independent for purposes of National Instrument 43-101.

(2)	The mineral resources are inclusive of dilution and recovery factors.
(3)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied. A cut-off grade of 3.23 g/t for the UG2 Reef was applied.
(4)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed sale of a portion of the Ga-Phasha Project.

1.2.3	Platreef Exploration Properties, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) covering 37,000 hectares that make up the Central Block, the Rietfontein Block and the Boikgantsho and Kwanda Projects (see below), collectively, known as the Platreef Properties.

Rietfontein Block

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Anooraq has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

•

The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

•	Anooraq will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Anooraq.

•

Anooraq is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Anooraq has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Anooraq. On delivery of the feasibility study, Anooraq may elect to either:

-	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or

-

relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Anooraq is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Kwanda Project

Anooraq intends to continue its existing prospecting programs at the Kwanda mineral properties in 2012 at a cost of approximately $0.2 million per annum.

1.2.4	Boikgantsho Project

The following technical information is derived from the technical report by Kai Batla Minerals Industry Consultants, written in compliance with NI 43-101 and the CIM Definition Standards, which describes the Boikgantsho Project’s mineral exploration. The January 2012 Technical Report is based on a detailed technical review of work performed by others and completed by the following independent qualified persons: DS. Ferreira, Bsc.(Geology), BEng.(Mining), Pr.Sci.Nat., A. Bisnath, PhD (Geology), MGSSA, Pr.Sci.Nat.

In Fiscal 2010, Anooraq engaged the services of TWP Projects (The Basil Read Group) and Kai Batla Minerals Industry Consultants to complete an updated mineral resource and reserve estimate for the Boikgantsho Project. Kai Batla relogged several drillholes and re-sampled several holes in order to

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 verify the reliability of the existing assay database. The re-assaying results demonstrated that the current assay database could be duplicated and thus could be used in estimating a South African Code for Reporting of Mineral Resources and Mineral Reserves (“SAMREC Code”) and Canadian Institute of Mining and Metallurgy (“CIM”) compliant mineral resource model.

The re-logging was done under the guidance of Dr. Andrew Mitchell who initiated a new interpretation of the geology. A new geological model was then constructed and a new mineral resource was estimated into it. The results for the Mineral Resource estimate are shown below at a Pt cut-off grade of 0.5g/t.

Measured and Indicated Mineral Resources – 0.5g/t Pt Cut-off

Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3E (g/t)	Ni (%)	Cu (%)
Measured	25,346,000	0.70	0.66	0.07	1.43	0.15	0.11
Indicated	61,751,000	0.80	0.84	0.08	1.72	0.10	0.07
TOTAL	87,097,000	0.77	0.79	0.08	1.63	0.11	0.09

The QP responsible for the Mineral Resource and Reserve estimate is D. Ferreira, B.Sc. Pri Sci. Nat. D. Ferreira is an independent consultant to Anooraq.

Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed sale of the Boikgantsho Project.

1.2.5	Mineral reserves and resources

The annual Mineral Reserve and Resource Estimates for the Bokoni Mine, shown in tables 1 and 2 below, have been updated as of December 31, 2011. The QP responsible for the Reserve Estimate is B. Reddy B.Sc.Pri Sci.Nat (Executive: Mineral Resource Management at Anooraq). The QPs responsible for the Resource Estimate are Messer’s G. Mitchell, A. Deiss and Dr. W. Northrop of ExplorMine (Independent consultants).

There has been no material change from the reserve and resource estimates as of December 31, 2011.

Resources are inclusive of reserves.

Table 1: Ore Reserve Tabulation for the Bokoni Mine as at December 31, 2011

Bokoni Platinum Mine			Total			Attributable to Anooraq Resources
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t	Pt Grade g/t	Pd Grade g/t	Rh Grade g/t	Au Grade g/t
Ore Reserves	Proved	MR	21.2	4.08	2.8	51.0	10.8	4.08	1.68	1.99	0.34	0.07
	Probable	MR	8.1	3.67	1.0	51.0	4.1	3.67	1.51	1.79	0.30	0.07
	Total Reserve	MR	29.3	3.97	3.7	51.0	14.9	3.97	1.63	1.94	0.33	0.07

Bokoni Platinum Mine	Total			Attributable to Anooraq Resources
Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t	Pt Grade g/t	Pd Grade g/t	Rh Grade g/t	Au Grade g/t

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Ore Reserves	Proved	UG2	17.0	5.50	3.0	51.0	8.7	5.50	2.27	2.69	0.45	0.10
	Probable	UG2	20.8	5.26	3.5	51.0	10.6	5.26	2.17	2.57	0.43	0.10
	Total Reserve	UG2	37.8	5.37	6.5	51.0	19.3	5.37	2.21	2.62	0.44	0.10

Notes:

(1)	The QP responsible for the compilation of the mineral reserves is B. Reddy, B.Sc. Pri Sci. Nat., Executive : Mineral Resource Management at Anooraq.
(2)	The mineral reserves are inclusive of dilution and recovery factors.
(3)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(4)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral reserves.
(5)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Table 2: Mineral Resources Tabulation for the Bokoni Mine as at December 31, 2011

Bokoni Platinum Mine			Total			Attributable to Anooraq Resources			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t
		Reef type	Mt	Grade 4E g/t	Containing	Attributable %	Mt	Grade 4E g/t
					4E Moz
Mineral Resources	Measured	MR	43.3	5.15	7.2	51.0	22.1	5.15	3.16	1.51	0.18	0.30
	Indicated	MR	53.6	4.88	8.4	51.0	27.3	4.88	3.00	1.42	0.18	0.29
	Meas + Ind	MR	96.9	5.00	15.6	51.0	49.4	5.00	3.07	1.46	0.18	0.30
	Inferred	MR	128.8	4.89	20.2	51.0	65.7	4.89	3.02	1.41	0.17	0.30
	Total Resource	MR	225.7	4.94	35.8	51.0	115.1	4.94	3.04	1.43	0.17	0.30

Bokoni Platinum Mine			Total			Attributable to Anooraq Resources			Pt grade g/t	Pd grade g/t	Rh grade g/t	Au grade g/t
		Reef type	Mt	Grade 4E g/t	Containing 4E Moz	Attributable %	Mt	Grade 4E g/t

Mineral Resources	Measured	UG2	96.6	6.49	20.2	51.0	49.3	6.49	2.67	3.17	0.53	0.12
	Indicated	UG2	124.3	6.30	25.2	51.0	63.4	6.30	2.62	3.04	0.53	0.11
	Meas + Ind	UG2	220.9	6.38	45.3	51.0	112.7	6.38	2.64	3.10	0.53	0.11
	Inferred	UG2	147.6	6.40	30.4	51.0	75.3	6.40	2.61	3.15	0.52	0.12
	Total Resource	UG2	368.5	6.39	75.7	51.0	187.9	6.39	2.63	3.12	0.53	0.12

Notes:

(1)	The QPs responsible for the compilation of the mineral resources are G. Mitchell Pri. Sci. Nat., A. Deiss Pri. Sci. Nat. and Dr. W. Northrop. All QPs are independent consultants to Anooraq.
(2)	The mineral resources are inclusive of mineral reserves.
(3)	The mineral resources are inclusive of dilution and recovery factors.
(4)	A cut-off grade of 2.58 g/t for the Merensky Reef was applied.

A cut-off grade of 3.23 g/t for the UG2 Reef was applied.

(5)	Metal price assumptions of US$1,500/oz platinum, US$478/oz palladium, US$2,000/oz rhodium and US$1,200/oz gold were used in the estimation of mineral resources.
(6)	4E is the sum of platinum (Pt), palladium (Pd), rhodium (Rh) and gold (Au).

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

The Mineral Resource and Reserve Estimates as at December 31, 2011 are shown in Tables 1 and 2 above. There has been no material changes in the Mineral Resource and Reserve from December 31, 2010 to December 31, 2011. The major difference is due to depletion by mining activities over the last year.

1.3	Market Trends and Outlook

Outlook

Since the onset of the global financial crisis in mid 2008, PGM metal prices (in US$) (“PGM complex”) have remained volatile due to the linkage between the PGM complex and consumer demand for industrial goods, especially in the auto sector.

Given that the European economy has a significant impact on platinum demand, the PGM complex will likely remain volatile until the European economy stabilizes.

Auto demand in countries such as Brazil, Russia, India, China and South Africa (“BRICS”) continue to show signs of improvement, however, the PGM complex continues to be dominated by speculative trading, which supported PGM prices for much of Fiscal 2011.

The South African PGM sector has suffered during Fiscal 2011 and the first part of 2012 from a series of negative events, with labour unrest and safety related stoppages dominating news headlines. The South African government has been engaged by the industry to consider the manner in which safety related stoppages are adjudicated and imposed and we may see a change in approach on this matter during 2012. The industry leader, Anglo Platinum, has also announced a potential restructuring of its business in South Africa which could have an impact on the PGM sector during 2012. With cost pressures mounting for South African platinum producers and other factors weighing negatively on these producers, management expects that a marked improvement in the ZAR PGM price is necessary before there will be incentive pricing for new PGM project investment in South Africa.

Given the current market trends for the PGM complex, Anooraq must focus on cost containment and ensure that capital expenditures are carefully contemplated in order to position operations to take advantage of any potential recovery in the PGM sector.

Quarterly Trends

The PGM complex decreased by 14% during Q4 2011 when compared to Q3 2011. Q4 2011 market trends continued to be volatile for the PGM complex, in part due to continuing fears surrounding the potential solutions to the European debt crisis and its consequent negative impact on economic growth and consumer demand for industrial goods, especially in the auto sector. The negative impact of a declining US dollar price in the PGM complex was, to a limited extent, offset from a South African PGM producer perspective by a weakening South African Rand. The net effect of this was that the ZAR PGM basket price decreased by 2% during Q4 2011. The ZAR PGM price remained in the range between ZAR9,500 – ZAR10,500/ PGM oz as it has for much of the previous three and a half years.

The auto industry, to which the PGM complex is tied, showed signs of improvements, with China overtaking the United States in consumer demand and the United States consumer demand beginning to show signs of an upward trend. Japanese auto data on the production side also improved during Q4 2011. However, the negative sentiment in Europe over shadowed these improvements and speculative trading in PGM continued to influence PGM spot prices.

In South Africa, labour tensions continued resulting in continued industrial action in the sector which may have a negative impact on operations for South African mines. Anooraq was affected by a marked increase in the number of safety related stoppages by the South African Department of Mineral Resources, resulting in a significant amount of lost production during Q4 2011.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Annual Trends

The PGM basket price (in US$) for Fiscal 2011 was 10% higher than the basket price achieved in Fiscal 2010. The US$ platinum price was 7% higher in Fiscal 2011 compared to Fiscal 2010.

The average ZAR:US$ exchange rate demonstrated a strengthening of the ZAR of 3% compared to the average exchange rate during Fiscal 2010.

1.4	Selected Annual Information and Results of Operations

For the years ended December 31, 2011, 2010 and 2009, the consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Consolidated statements of financial position	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Total assets	$893,008,966	$1,092,106,255	$1,014,215,005
Non-current liabilities ( including short-term portion of loans and borrowings)	$897,968,643	$938,895,976	$777,605,509

Consolidated statements of comprehensive income	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	$144,406,716	$148,286,833	$62,627,868
Cost of sales	($209,966,805)	($173,151,188)	($80,966,467)
Gross loss	($65,560,089)	($24,864,355)	($18,338,599)

Loss for the year	($147,864,548)	($93,658,806)	($51,780,529)
Basic and diluted loss per share	$ 0.19	$ 0.12	$ 0.12

Weighted average number of common shares outstanding	424,783,603	424,665,314	305,971,455

Effective July 1, 2009, Anooraq transformed from an exploration and development company into the manager of an operating mine. This transformation was achieved through the Bokoni Transaction. See Section 1.2 “Overview” for a discussion of the Bokoni Transaction. As a result of the acquisition of Bokoni on July 1, 2009, the financial position and results of operations of Anooraq have changed significantly.

Consolidated Statement of Financial Position

Fiscal 2011 compared to Fiscal 2010

The decrease in total assets of $199.1 million is primarily due to the effect of translating property, plant and equipment of the South African subsidiaries from ZAR to $, which equates to $161.7 million and the reduction in cash and cash equivalents of $9.8 million.

The decrease in total non-current liabilities, including the short-term portion of the loans and borrowings, is primarily due to the effect of translating the non-current liabilities of the South African subsidiaries from ZAR to $, as well as a reduction in the deferred tax liability. This decrease was partially offset by the increase in the loans and borrowings due to the interest accrued on the A preference shares, Senior Loan Facility and Operating Cash Shortfall Facility (“OCSF”), as well as the drawdowns made on the OCSF during Fiscal 2011.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Fiscal 2010 compared to the fiscal year ended December 31, 2009

The increase in total assets is primarily due to additions to capital work-in-progress relating to mine development and infrastructure costs, capitalization of borrowing costs as well as increased trade receivables.

The increase in total non-current liabilities, including the short-term portion of the loans and borrowings, is primarily due to the increase in the loans and borrowings due to the interest accrued on the A preference shares, Senior Loan Facility and OCSF, as well as the drawdowns made on the OCSF during Fiscal 2010.

During the fourth quarter of 2010, arbitration awards were made against Anooraq in the arbitration between the Company and North Corporate Finance Advisory Services Limited, as well as QuestCo (Pty) Ltd, relating to disputed fee payments associated with the Bokoni Transaction. The Company was required to make payment to North Corporate Finance Advisory Services Limited of an amount of $1.2 million or the ZAR equivalent as at the date of payment together with interest calculated at 15.5% from July 1, 2009 to date of payment, as well as the costs of the arbitration. As against Questco (Pty) Ltd it was ordered that the Company make payment of the sum of $0.6 million (ZAR4 million) plus VAT of $0.09 million (ZAR0.6 million) and interest calculated at 15.5% from July 1, 2009, as well as costs. These amounts (total of $2.2 million) were discharged in full subsequent to December 31, 2010. The above amounts were included as part of trade and other payables on the Company’s Statement of Financial Position.

Consolidated Statement of Comprehensive Income

Fiscal 2011 compared to Fiscal 2010

The loss for Fiscal 2011 increased from $93.7 million in the previous year to $147.9 million. The loss per share increased from 12 cents to 19 cents as at December 31, 2011. The increased loss is due to lower production and escalating costs at Bokoni, as well as increased finance expenses.

The major contributors to the increase in the loss to $147.9 million for Fiscal 2011 were:

•	A gross loss from mining activities of $65.6 million (Fiscal 2010 - $24.9 million).

Revenue for Fiscal 2011 was $144.4 million (ZAR1,055.6 million) compared to Fiscal 2010 of $148.3 million (ZAR1,052.4 million). The decrease in revenue of 3% is mainly as a result of the decrease in 4E ounces produced.

Although tonnes milled for Fiscal 2011 remained relatively the same as compared to Fiscal 2010, lower grades and recoveries led to ounces produced for Fiscal 2011 being 2% lower than Fiscal 2010.

Partially offsetting the result of decreased production, the PGM basket price for Fiscal 2011 was 10% higher than the basket price achieved for Fiscal 2010. The basket price for Fiscal 2011 was US$1,380/oz (ZAR10,028/oz) compared to US$1,257/oz (ZAR9,207/oz) for Fiscal 2010. The average platinum price of US$1,720/oz for Fiscal 2011 was 7% higher than the average platinum price of US$1,611/oz for Fiscal 2010.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Cost of sales of $209.9 million for Fiscal 2011 was $36.7 million higher than the $173.2 million for Fiscal 2010, mainly as a result of:

➢	Labor cost increasing due to increases in labor numbers, annual salary increases, overtime hours and bonus payments.

➢	Increasing use of additional companies contracted to carry out re- and sub-development depending on management’s production and development planning requirements.

➢	Increases in store costs based predominately on inflationary increases, panel equipping costs, increase on liner and mechanical critical spares and tonnes milled.

➢	Utility costs are subject to annual tariff increases.

➢

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in Q2 2010).

On as cost per tonne basis, production cost for Fiscal 2011 was US$ 164 (ZAR1,194) per tonne as compared to US$ 135 (ZAR989) per tonne for Fiscal 2010, a US$ increase of 21% (increase of 21% in ZAR, which is the functional currency of Bokoni Mine).

•	Finance expenses of $92.0 million (Fiscal 2010 – $67.5 million)

Due to the compounding effect of the interest on the A preference shares, the Senior Loan Facility and the OCSF, the reduction of capitalized interest expense, as well as the drawdowns made on the OCSF during Fiscal 2011, the finance expenses increased. Refer to note 18 of the annual consolidated financial statements (available on SEDAR) for details of the individual liabilities to which the finance expense relate.

•	Income tax (credit) of $32.7 million (Fiscal 2010 - $17.3 million)

Taxable losses and deductible expenditure incurred by the Bokoni Group in Fiscal 2011, resulted in a reduction in the deferred tax liabilities during the year. Refer to note 28 of the notes to the annual consolidated financial statements for a reconciliation of the income tax for the periods. The primary reason for the difference between the statutory tax rate of 26.5% and the effective tax rate of 18.1% during Fiscal 2011 is primarily due to non-deductible expenditure, including preference share dividends which are not tax deductible.

•	Exchange rate

The average ZAR to $ exchange rate for Fiscal 2011 was ZAR7.33=$1, a weakening of 3% compared to the average exchange rate for Fiscal 2010 of ZAR7.10=$1.

On revenue, the average realized ZAR/US$ exchange rate for Fiscal 2011 was ZAR7.26=US$1 compared to the average exchange rate for Fiscal 2010 of ZAR7.32=US$1 (a strengthening of the ZAR against the US$ of 1%).

•	Capital

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

For Fiscal 2011 total capital expenditure was $28.7 million (as opposed to $28.2 million for Fiscal 2010), comprising of 50% sustaining capital and 50% project expansion capital (as opposed to 14% sustaining capital and 86% project expansion capital for Fiscal 2010).

•	Royalties

For Fiscal 2011, the royalty expense was $0.6 million as compared to $0.5 million for Fiscal 2010.

Fiscal 2010 compared to the year ended December 31, 2009

The loss for Fiscal 2010 increased from $51.8 million in the previous year to $93.7 million. The loss per share remained unchanged at 12 cents per share as at December 31, 2010.

The primary reason for the increase is that Fiscal 2010 includes the results of the Bokoni Mine as well as the interest expense resulting from the funding of the Bokoni Transaction for a 12 month period whereas it is only included from July 1, 2009 (six month period) for the 2009 financial year.

The major contributors to the increase in the loss to $93.7 million for Fiscal 2010 were:

•	A gross loss from mining activities of $24.9 million (2009 – $18.3 million).

The main reason for the higher gross loss in Fiscal 2010 compared to the 2009 financial year is that the 2009 financial year results reflects a six month period of Bokoni Mine being under Anooraq control and the Fiscal 2010 results reflect a 12 month period.

Although tonnes milled for Fiscal 2010 increased by 10% compared to the 12 months of the 2009 financial year, lower grades and recoveries led to ounces produced for Fiscal 2010 being in line with the 12 months of the 2009 financial year.

The PGM basket price for Fiscal 2010 was 42% higher than the basket price achieved for the 2009 financial year. The basket price for Fiscal 2010 was US$1,257 / oz (ZAR9,207 / oz) compared to US$882 / oz (ZAR7,418 / oz) for the 2009 financial year. The average platinum price of US$1,611 / oz for Fiscal 2010 was 34% higher than the average platinum price of US$1,205 / oz for the 2009 financial year.

The average ZAR/US$ exchange rate for Fiscal 2010 was ZAR7.32=US$1 compared to the average exchange rate of the 2009 financial year of ZAR8.41=US$1 (a strengthening of the ZAR against the US$ of 13%).

Cost of sales, in absolute terms, increased from the 2009 financial year to Fiscal 2010 mainly as a result of an increase in labor, contractor and utility costs.

On a per tonne basis, production costs were US$135 (ZAR989) per tonne as compared to US$126 (ZAR1,061) per tonne in the previous year, a US$ increase of 7% (decrease of 7% in ZAR, which is the functional currency of the Bokoni Mine).

The ZAR per tonne operating cost for Fiscal 2010 of ZAR989 is in line with the six months of 2009 under Anooraq control of ZAR965.

•	Transaction costs of $1.8 million (2009 - $10.4 million)

Transaction costs decreased as a result of the completion of the Bokoni Transaction. The 2010 costs primarily relate to the arbitration matter discussed in the “Statement of Financial Position” above.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

•	Finance expenses of $67.5 million (2009 - $20.3 million).

The Bokoni Transaction was funded through a number of interest bearing loans, which only commenced accruing interest as from July 1, 2009. The loans accrued interest for the full 12 months in 2010, resulting in increased finance expenses for the year. Refer to note 19 of the annual consolidated financial statements for details of the individual liabilities to which the finance expenses relate. In addition, interest capitalized decreased compared to the prior year as a result of lower capital work-in-progress during the year.

•	Income tax (credit) of $17.3 million (2009 – $7.6 million).

Due to the taxable losses and deductable expenditure incurred by the Bokoni Group in 2010, a portion of the deferred tax liabilities was reversed to profit or loss. Refer to note 28 of the notes to the 2011 annual consolidated financial statements for a reconciliation of the income tax for the periods. The primary reason for the difference between the statutory tax rate of 28.5% and the effective tax rate of 15.6% during 2010 is primarily due to non-deductible expenditure, including preference share dividends which are not tax deductible.

Bokoni Production Statistics

The production statistics below reflect Fiscal 2011 compared to Fiscal 2010, as well as Fiscal 2010 compared to the 2009 financial year (although Bokoni Mine was only under the control of Anooraq from July 1, 2009) as well as the production statistics for the six months of the 2009 financial year under Anooraq control.

		2011 12 months	% Change	2010 12 months	2009 12 months	% Change	2009 6 months
4E oz produced	Oz	113,625	(2)	116,164	116,586	-	61,347
Tonnes milled	T	1,047,401	-	1,044,084	943,403	10	503,398
Recovered grade	g/t milled,4E	3.86	(6)	4.12	4.31	(4)	4.29
UG2 mined to total output	%	32.6	1	32.2	35.9	(9)	34.1
Development meters	M	10,549	3	10,292	11,326	(9)	4,922
ZAR/t operating cost/tonne milled	ZAR/t	1,194	(21)	989	1,061	7	965
ZAR/4E operating cost/4E oz	ZAR/4E oz	11,009	(24)	8,888	8,582	(4)	7,918
Total labor (mine operations)	Number	5,324	4	5,116	4,402	16	4,402

Safety

One fatal accident was recorded for Fiscal 2011. An employee was killed in a trackless mobile machinery accident on Friday, 18 November 2011. The Company’s Lost Time Injury Frequency Rate (“LTIFR”) improved to 1.87 in Fiscal 2011 from 2.11 in Fiscal 2010. This deteriorating trend remains a focus area and an area of concern for management at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Also refer to Section 1.9 for a discussion of the quarterly results.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

1.5	Liquidity

At December 31, 2011, Anooraq had positive working capital, excluding restricted cash and assets classified as held for sale, of $19.7 million compared to negative working capital of $64.1 million as at December 31, 2010. At December 31, 2010, Anooraq did not meet certain covenants specified in the Debt facility agreements. As a result, the related obligation was reflected as due in less than one year. During Q1 2011, the Senior Lenders waived their rights and entitlements arising from the failure of Anooraq to meet the specific covenants. Therefore, the Debt facility was reclassified as long term debt at March 31, 2011 as there was no legal or constructive obligation to settle the debt within the next 12 months.

On April 28, 2011, RPM acquired the amounts outstanding under Anooraq’s Debt facility ($92.3 million) with the Senior Lenders. RPM also provided funding of $3.7 million to the Company to unwind the interest rate hedge. The terms of the ceded debt to RPM are similar to that of the Senior Debt except for certain provisions. The revised terms of the loan is a reduction in the interest rate from a 3 month Johannesburg Interbank Agreed Rate (“JIBAR”) plus applicable margin (4.5%) and mandatory costs (11.375% at December 31, 2010) to 3 month JIBAR plus 4% (9.575% at December 31, 2011). The Debt facility has been increased from $94.4 million (ZAR750 million) to $117.1 million (ZAR930 million). The commencement of re-payments has been deferred by one year from January 31, 2013 to January 31, 2014. RPM has waived the loan covenants of the Debt facility as of December 31, 2011 until January 31, 2013.

Anooraq has the following long-term contractual obligations as at December 31, 2011:

	Payments due by period ($ million)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	32.8	32.8	-	-	-
Long-term debt (1)	1,605.3	1.0	48.7	166.9	1,388.7
Operating lease commitments (2)	0.2	0.2	-	-	-
Purchase obligations (3)	11.9	3.3	6.6	2.0	-
Total	1,650.2	37.3	55.3	168.9	1,388.7

(1)

The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR7.9428.

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)

The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Anooraq expects that the cash flows from the mining operations and the financing secured through the OCSF, combined with cash on hand, will be sufficient to meet the immediate ongoing operational and capital cash requirements of the Bokoni Group.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Anooraq’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligation to repay interest and capital on long-term debt during 2012.

At December 31, 2011, Anooraq had a negative total equity position of $28.1 million compared to a positive total equity position of $121.4 million as at December 31, 2010. Management expects the negative equity position to change once the Bokoni Group refinancing and restructuring transaction referred to in Section 1.2 under the subheading “Proposed Transaction” has been implemented.

1.6	Capital Resources

Anooraq’s sources of capital are primarily debt.

Anooraq’s access to capital sources is dependent upon general commodity and financial market conditions. Anooraq has secured long-term funding to meet its operating and capital obligations through to the end of January 2013. (See Section 1.13 – Financial Instruments and Risk Management – Debt Arrangements). Anooraq’s cash balance as at December 31, 2011 was $15.9 million.

In addition to its cash resources, Anooraq has access to various committed debt facilities from Anglo Platinum. All of Anooraq’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2014, while it has management control at the Bokoni Mine. As discussed in Sections 1.2 and 1.5, Anooraq has agreed with Anglo Platinum on the proposed terms of a refinancing and restructuring transaction to be implemented in the short-term.

A summary Anooraq’s debt facilities as at December 31, 2011, is as follows:

	Balance at December 31, 2011	Total available facility	Un-utilized portion of facility
	$ million
OCSF (1) (2)	172.9	185.1	44.6
RPM funding loan (3)(4)(5)	172.6	229.6	56.9
“A” preference share facility (5)	392.1	392.1	-
RPM interest free loan (5)	3.6	3.6	-
Other (5)	4.3	4.3	-
Total (5)	745.5	814.6	101.5

(1)	The balance of the OCSF includes interest, whereas the total available facility and un-utilized portion of the facility excludes interest.
(2)

The OCSF facility may be utilized only for the purposes of operating or capital expenditure shortfalls at Bokoni Mine. In addition, RPM has extended the terms of the OCSF facility to fund cash shortfalls at Bokoni Mine up to January 31, 2013.

(3)	The principal portion of the RPM funding loan has been fully drawn, and the available facility may only be used for purposes of capitalizing interest.
(4)	Anglo Platinum has waived the loan covenants of the debt until January 31, 2013.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

(5)

The above sources of finance do not have an expiry date, but are fully drawn, except for the OCSF. Also refer to section 1.2 for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 on the proposed transaction to refinance and restructure the Anooraq Group.

RPM has waived the loan covenants of the Senior Debt as of December 31, 2011 and until January 31, 2013.

In addition to the facilities above, Anglo Platinum made available to Plateau a standby facility for up to a maximum of 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in funding any accrued and capitalized interest and fund repayment obligations under the Debt Facility during its term.

See a discussion of these debt facilities in Section 1.13 under the subheading “Debt Arrangements”. Also refer to Section 1.5 for a discussion of RPM acquiring the outstanding amounts of the Senior Debt and Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 on the proposed transaction to refinance and restructure the Bokoni Group.

Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Atlatsa Holdings and Anooraq in favour of the Department of Mineral Resources (“DMR”), the South African Reserve Bank and Anglo Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.7	Off-Balance Sheet Arrangements

Anooraq has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.8	Transactions with Related Parties

Anooraq concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices, which are calculated using actual market prices and then applying a treatment to account for grade and chrome content.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012, which include, amongst others, the proposed changes to certain related party transactions.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Transactions with RPM during Fiscal 2011, as compared to Fiscal 2010, are summarized below:

	2011	2010
Concentrate sales	$144.4 million	($148.3 million)
Cost of sales*	$40.9 million	($19.6 million)
Administration expenses	$1.3 million	($3.6 million)
Finance expense	$85.0 million	($62.8 million)
(before interest capitalised)
* - included in cost of sales are the following:
Metal accounting services	$0.4 million	($0.5 million)
Supply chain services	$29.3 million	($11.9 million)
Treatment of Anglo ore	($0.4) million	(($1.0) million)
Other	$11.6 million	($8.2 million)

	$40.9 million	($19.6 million)

The following balances were outstanding to/from RPM at December 31, 2011, as compared to December 31, 2010:

	2011	2010
Loans and Borrowings	$742.8 million	($624.1 million)
Trade and other payables	$5.4 million	($2.5 million)
Trade and other receivables	$24.2 million	($33.3 million)

Refer to Section 1.5 “Liquidity”, Section 1.6 “Capital Resources” and Section 1.3 under subheading “Debt Arrangements” for additional discussion of financing and debt arrangements with RPM.

1.9	Summary of Quarterly Results

$ Million *	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Revenue	32.5	45.3	35.9	30.7	43.2	34.5	38.4	32.2
Cost of sales	(51.1)	(55.0)	(56.2)	(47.6)	(52.1)	(44.5)	(40.9)	(35.6)
Gross loss	(18.7)	(9.7)	(20.3)	(16.9)	(8.9)	(10.0)	(2.5)	(3.4)

Loss for the period	(35.6)	(30.1)	(46.1)	(36.1)	(32.4)	(28.1)	(19.9)	(13.2)

Basic and diluted loss per share ($)	(0.04)	(0.04)	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)	(0.02)
Weighted number of common shares outstanding (million)	425	425	425	425	425	425	425	425

* Data for all presented periods was prepared in accordance with IFRS.

Discussion of Last Eight Quarterly Results

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Prior to July 1, 2009, Anooraq was regarded primarily as an exploration company. Therefore, Anooraq did not have any significant operating assets.

On July 1, 2009, Anooraq acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Anooraq that generated revenue. There was therefore a significant increase in the asset base of the Anooraq Group as revenue generating assets were effectively acquired.

Anooraq had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

•	Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of Fiscal 2010.
•	To commence generating profits on an operational level. This has not yet been achieved.

Anooraq is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Anooraq’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2016.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $34.8 million for the last quarter of the 2009 financial year, and ultimately to revenue of $32.5 million for Q4 2011. Fluctuation in revenue between the quarters is mainly as a result of fluctuation in production, and also as a result of varying PGM basket prices and exchange rates:

•

Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 33,499 4E ounces during Q3 2011 and a low of 22,500 4E ounces during Q1 2011. This 49% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•

PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,457 for Q1 2011 to a low of US$1,200 for Q1 2010. This 21% variance indicates the volatility of the PGM basket price to fluctuations.

•

Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the Rand against the US$. The Rand’s strongest quarterly average position against the US$ was experienced during the second quarter of Fiscal 2011(“Q2 2011”) at an exchange rate of ZAR6.80 =US$1 and the weakest during Q4 2011, which was ZAR8.11 = US$1. The 19% variance indicates the volatility of the Rand against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in store costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

•

Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in the second quarter of Fiscal 2010).

The increased finance cost, as a result of the drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

Q4 2011 Highlights

Safety performance deteriorated in Q4 2011 when compared to the fourth quarter of Fiscal 2010 (“Q4 2010”). The Lost Time Injury Frequency Rate (LTIFR) increased by 4% quarter on quarter.

Tonnes delivered to the concentrator for Q4 2011 decreased marginally as compared to Q4 2010; however, there was a 7.5% decreased in the tonnes milled for the comparative period. The higher tonnes milled for Q4 2010 was due to stockpiles that accumulated from the third quarter of Fiscal 2010 (“Q3 2010”), whereas in Fiscal 2011, no stockpiles were accumulated.

Primary development increased by 35% in Q4 2011 as compared to Q4 2010. The operations continue to focus on increasing development in order to increase available mineable facelength and achieve production ramp up targets.

Recoveries at the concentrator improved by 1% and 3% for the Merensky and UG2 concentrate, respectively, between Q4 2011 and Q4 2010. Additional focus on improving recoveries will continue into 2012.

4E ounces produced reduced by 6.5% in Q4 2011 when compared to Q4 2010, primarily as a result of as a result of lower volumes milled. Delivered grade improved by 11% in the comparative period,

The key production parameters for Bokoni for Q4 2011 and for Fiscal 2011 are depicted in the table below.

Bokoni Production Statistics:

		Q4 2011	Q4 2010	% Change	2011	2010	% Change
4E oz produced	Oz	29,316	30,776	(5)	113,625	116,164	(2)
Tonnes milled	T	257,621	278,242	(7)	1,047,401	1,044,084	-
Recovered grade	g/t milled,4E	4.08	4.17	(2)	3.86	4.12	(6)
UG2 mined to total output	%	36.4	27.7	24	32.6	32.2	1
Development meters	M	2,875	2,308	25	10,549	10,292	3
ZAR/t operating cost/tonne milled	ZAR/t	1,285	1,058	(21)	1,194	989	(21)
ZAR/4E operating cost/4E oz	ZAR/4E oz	11,292	9,566	(18)	11,009	8,888	(24)
Total permanent labor (mine operations)	Number	3,498	3,426	2	3,498	3,426	2
Total contractors (mine operations)	Number	1,826	1,690	8	1,826	1,690	8

Revenue

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

The mine concentrator milled 257,621 tonnes in Q4 2011, which is 7% lower than the 278,242 tonnes milled in Q4 2010. As a result of the lower tonnes milled, the mine produced less 4E ounces than in Q4 2010.

•

Revenue from the sale of concentrate for Q4 2011 was $32.5 million (ZAR257.5 million) compared to Q4 2010 of $43.2 million (ZAR296.2 million). The decrease in revenue of $10.7 million is mainly due to a decrease in 4E ounces produced.

•	The PGM basket price for Q4 2011 was 11% lower than the basket price achieved for Q4 2010. The basket price for Q4 2011 was US$1,220/oz (ZAR9,891/oz) compared to US$1,357/oz (ZAR9,366/oz) for Q4 2010.

Cost of Sales

Cost of sales of $52.5 million for Q4 2011 was $0.4 million higher than Q4 2010’s cost of sales of $52.1 million. The main reasons were as follows:

•

Labor costs for Q4 2011 increased by $2.3 million (11%) compared to Q4 2010. The increase in costs was due to the annual salary increases that took place in July 2011 and increases in supervisor levels.

o

Contractor costs for Q4 2011 increased by $1.7 million (59%) compared to Q4 2010. Contractors were used to carry out re-development, sub-development, equipping, vamping and white area stoping and the increase in the development footprint out of capital into operating expenditure; to maintain the Load-Haul-Dump (LHD) fleet acquired during 2010; to fill vacancies in the fitter and boilermaker positions.

•	Store costs for Q4 2011 increased by $2.8 million (43%) compared to Q4 2010. The increase in costs was mainly attributable to an increase in square meters and development meters mined.
•	Depreciation for Q4 2011 increased by $1.2 million compared to Q4 2010, mainly as a result of the increased projects capitalized since the second quarter of Fiscal 2010.
•	The above increases were offset by a weakening of 14.8% in the average ZAR to $ exchange rate.

On a cost per tonne basis, production cost for Q4 2011 was US$158 (ZAR1,285) per tonne as compared to US$155 (ZAR1,057) per tonne for Q4 2010, a US$ increase of 2% (increase of 22% in ZAR, which is the functional currency of the Bokoni Mine). The increase is a result of the reasons discussed above.

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $. The average ZAR to $ exchange rate for Q4 2011 was ZAR7.92=$1, a weakening of 14.8% compared to the average exchange rate for Q4 2010 of ZAR6.82=$1.

Finance expenses

Finance expenses for Q4 2011 was $28.4 million compared to $21.0 million in Q4 2010. The increase in the OCSF (as defined below) draw downs and compounded interest on the funding loan facilities contributed to the increased interest expense. The proceeds from the OCSF draw downs are used to fund operational costs and capital requirements.

Safety

One fatal accident was recorded for Q4 2011. An employee was killed in a trackless mobile machinery accident on Friday, 18 November 2011. The Anooraq Group’s Lost Time Injury Frequency Rate

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

(“LTIFR”) regressed to 2.41 in Q4 2011 from 2.32 in Q4 2010. Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q4 2011 was $4.8 million (as opposed to $10.8 million for Q4 2010), comprising 62% sustaining capital and 38% project expansion capital (as opposed to 30% sustaining capital and 70% project expansion capital for Q4 2010).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act (the “Act”), imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales]. The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (Fiscal 2010 0.5%), and the resulting royalty expense for Q4 2011 amounted to $0.1 million ($0.1 million for Q3 2010).

Power Tariff Increases

The National Energy Regulator of South Africa released its decision on Eskom’s tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be increased as follows:

2011/2012	:	25.1%
2012/2013	:	25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will ultimately increase by approximately 100% over the three year period from costs as of April 1, 2010. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over a

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 three year period from April 1, 2010. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.10	Proposed Transactions

Refer to Section 1.2 under subheading “Proposed Transaction” for details of the joint announcement by Anooraq and Anglo Platinum released February 2, 2012 regarding a proposed transaction to refinance and restructure Anooraq and the Bokoni Group.

1.11	Critical Accounting Estimates

Anooraq’s accounting policies are presented in note 4 of the audited financial statements for Fiscal 2011, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for Fiscal 2011 where applicable.

These estimates include:

Taxation

Anooraq applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Anooraq provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of the Anooraq’s net deferred tax assets assumes that Anooraq will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by the Anooraq Group.

During Fiscal 2011, Anooraq calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 16.81%. The WACC is based on the risk free rate as at December 31, 2011, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited financial statements for Fiscal 2011 for details of key assumptions used in the Fiscal 2011 impairment testing.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Fiscal 2011. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2011. Cash generating units are based on individual subsidiaries of Anooraq.

Should management’s estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Anooraq’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% over a period of 20 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 34 of the audited financial statements for Fiscal 2011 for details on the share option and share appreciation schemes and assumptions used.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at December 31, 2011 amounted to $0.8 million.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Anooraq’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves changes from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Anooraq’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

1.12	Changes in Accounting Policies including Initial Adoption

Changes in accounting policies

The accounting policies applied by Anooraq in the consolidated financial statements for Fiscal 2011 are the same as those applied by Anooraq in the consolidated financial statements as at and for Fiscal 2010 (available on SEDAR and EDGAR), except for the following standards and interpretations adopted in the current financial year:

•	IAS 24 (revised), Related Party Disclosures

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

•	Amendments to IAS 32, Financial statements: Presentation: Classification of Rights Issue

•	Amendments to IFRS 7, Disclosures – Transfers of Financial Assets

•	IFRIC 19, Extinguishing Financial liabilities with Equity Instruments

•	Various improvements to IFRS 2010

•	Amendments to IAS 1, Presentation of Financial Statements: Presentation of items of Other Comprehensive Income (early adopted)

There was no significant impact on the consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to the Anooraq Group:

•	Amendments to IAS 12, Deferred Tax: Recovery of Underlying assets (effective 1 January 2012)

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

1.13 Financial Instruments and Risk Management

Financial instruments

Anooraq’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Anooraq’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Anooraq becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Anooraq’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when Anooraq provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Non-current cash deposits are restricted and consists cash held through investments in the Platinum Producers’ Environmental Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that Anooraq will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless Anooraq has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Anooraq held derivative financial instruments to hedge its interest rate risk exposures up to 28 April 2011, whereafter the interest rate hedge has been unwound. Anooraq currently holds no derivative instruments to hedge its exposure to interest rate risk.

Financial risk management activities

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Anooraq’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. Anooraq may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of Anooraq’s risk management framework.

Anooraq’s risk management policies are established to identify and analyze the risks faced by Anooraq, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Anooraq’s activities. Anooraq, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Anooraq if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Anooraq’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of a concentrate off-take agreement. The carrying value represents the maximum credit risk exposure. Anooraq has no collateral against these receivables.

Liquidity risk

Liquidity risk is the risk that Anooraq will not be able to meet its financial obligations as they fall due. Anooraq ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Anooraq’s holdings of cash and cash equivalents. This is facilitated via the OCSF. Anooraq’s cash and cash equivalents are invested in business accounts which are available on demand.

Anooraq operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of Anooraq’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible Anooraq may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

Anooraq is currently financed primarily by the fixed rate Vendor Finance Facility and variable interest rate funding from RPM. Refer to Section 1.5 – Liquidity for the discussion on the cession of the Senior Debt Facility and the unwinding of the interest rate swap. There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point change in the interest rate for Fiscal 2011 on the RPM loans would have changed the loss for the year by approximately $1.2 million. This analysis assumes that all other variables remain constant.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Foreign currency risk

Anooraq from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Anooraq is subject to foreign exchange risk from fluctuations in foreign exchange rates. Anooraq has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $49.9 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at December 31, 2011 would have resulted in an increase/decrease of $5.0 million in equity. Anooraq has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of Anooraq’s revenue and resource properties depends on the prices of PGM’s and their outlook. Anooraq currently operates the Bokoni Mine. Anooraq does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Anooraq’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing Anooraq’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Anooraq in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Anooraq remains in a sound financial position.

Anooraq manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. Anooraq may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Anooraq’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2015, as required by covenants given by Atlatsa Holdings and Anooraq in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

There were no changes to Anooraq’s approach to capital management as at December 31, 2011.

Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the Senior Debt facility provided by the Senior Lenders and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM provided Plateau with an OCSF of up to a maximum of $94.4 million (ZAR750 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the Standby Loan facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the Senior Debt facility. Subsequent to the initial financing, effective as of April 28, 2011, RPM acquired

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 the outstanding amounts on the Senior Debt in full from the Senior Lenders (refer to Section 1.5 – Liquidity and Section 1.2 under the subheading “Proposed Transaction”).

1.	Senior Debt facility

Plateau secured the Senior Debt facility with SCB for an amount of up to $94.4 million (ZAR750 million), including capitalized interest up to a maximum of three years or $31.5 million (ZAR250 million). On July 1, 2009, SCB advanced $62.9 million (ZAR500 million) to Plateau, and interest amounting to $17.9 million (ZAR142.8 million) has been rolled up through April 28, 2011.

The Senior Debt facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011).

The total amount of the interest payable on the notional amount of the Senior Debt facility of $62.9 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The Senior Debt facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement, if Plateau’s cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the Senior Debt facility, RPM was obligated, pursuant to the Standby Loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see “Standby Loan facility” below).

On December 11, 2009, 34% of the Senior Debt facility was syndicated to First Rand Bank Limited, acting through its RMB division.

As described above, effective as of April 28, 2011, RPM acquired the outstanding amounts from the Senior Lenders in full. RPM also assumed all of the rights and obligations of the Senior Lenders under the Debt Facility. See Section 1.5 – Liquidity for the revised terms of the debt.

2.	Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $151.1 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $138.5 million (ZAR1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $151.1 million (ZAR1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%). The Anooraq Group is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that the Anooraq Group is in the position to redeem the shares. Any Plateau Preferred A Shares not redeemed in six years (at July 1, 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of an OCSF (the “Plateau OCSF”) and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Atlatsa Holdings, the majority shareholder of Anooraq, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Anooraq common shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $138.5 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible “B” preferred shares in Plateau for $138.5 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares (The “B” preference shares”). The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Anooraq (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Anooraq will take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of common shares in the capital of Anooraq (“Anooraq common shares”) that have a value equal to the value of such Plateau Ordinary Shares. The total number of Anooraq common shares to be issued on implementation of the Share-Settled Financing arrangement is 227.4 million Anooraq common shares. Once all the “B” preference shares have been converted into Plateau Ordinary Shares and then into Anooraq common shares, the Company will have 425 million common shares outstanding (not including any other Anooraq common shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Anooraq common shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Anooraq will take delivery of such Plateau Ordinary Shares and issue such number of Anooraq common shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Atlatsa Holdings continuing to own a minimum 51% shareholding in Anooraq. The total number of Anooraq common shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Anooraq common shares. Such Anooraq common shares will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Anooraq (at present the contractual lock in provision for Atlatsa Holdings on all of its shares held in Anooraq remains in place up to January 1, 2015).

The final result of the Share-Settled Financing is that: (i) RPM funded a payment of $138.5 million (ZAR1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million Anooraq common shares; and (ii) Atlatsa Holdings will receive an additional 111.6 million Anooraq common shares.

RPM will be able to trade its 115.8 million Anooraq common shares on an unrestricted basis. RPM is not bound by any contractual lock-ins or restrictions in respect of any of the Anooraq common shares which it will hold. It will, however, prior to disposing of any such Anooraq common shares, engage in a consultative process with Anooraq, and endeavour to dispose of such Anooraq common shares in a reasonable manner. Neither Atlatsa Holdings nor any of shareholders of Atlatsa Holdings have any pre-emptive rights in respect of RPM’s Anooraq common shares.

3.	OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $94.4 million (ZAR750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears. The OCSF loan was originally payable in semi-annual instalments starting January 31, 2013 to the extent cash is available after payment of the Senior Debt facility and the RPM funding loan. Based on the revised terms of the Senior Debt facility with RPM, repayment will also be deferred by one year from January 31, 2013 to January 31, 2014. As at December 31, 2011, Plateau had drawn $71.7 million (ZAR569.2 million) of the Plateau OCSF to meet its share of Bokoni’s funding requirements.

In addition, RPM has also made available to Bokoni $90.6 million (ZAR720 million) (the “RPM OCSF”) subject to the same terms and conditions as the Plateau OCSF. As at December 31, 2011, Bokoni had drawn $68.8 million (ZAR546.8 million) of the available $90.6 million (ZAR720 million) of the RPM OCSF.

At December 31, 2011, RPM has extended the terms of the OCSF facility to fund cash shortfalls at Bokoni Mine up to January 31, 2013.

4.	Standby Loan facility

Anglo Platinum has made available to Plateau a Standby Loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the Senior Debt facility during its term. The Standby Loan facility will bear interest at the prime rate of interest in South Africa (currently 9%). As at December 31, 2011 no draw down has been made on the Standby Loan facility. This Standby Loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011 operations is generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5.	Security

The Senior Debt facility is secured through various security instruments, guarantees and undertakings provided by Anooraq against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The Standby Loan facility, Plateau OCSF and Plateau Preferred “A” Shares rank behind the Senior Debt facility for security purposes.

1.14	Other MD&A Requirements

Additional information relating to Anooraq, including Anooraq’s annual information form on Form 20-F dated March 30, 2012, is available on SEDAR.

1.15	Internal Controls over Financial Reporting Procedures

Anooraq’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Anooraq’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the company’s ICFR is effective. Anooraq’s internal control system was designed to provide reasonable assurance to Anooraq’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Anooraq.
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Anooraq are being made only in accordance with authorizations of management and directors of Anooraq.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Anooraq’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Management assessed the effectiveness of Anooraq’s ICFR as of December 31, 2011 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. Based on this assessment, management has determined that, as of December 31, 2011, Anooraq’s ICFR was effective.

There has been no change in Anooraq’s ICFR that occurred during the period beginning on January 1, 2011 and ended on December 31, 2011 that has materially affected, or is reasonably likely to materially affect, Anooraq’s internal control over financial reporting as at December 31, 2011.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.

As at December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Anooraq’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, Anooraq’s disclosure controls and procedures were effective.

1.16	Disclosure of Outstanding Share Data

Anooraq has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Anooraq common shares. As at December 31, 2011, 12,162,667 options were outstanding. No options were granted in 2011. Options outstanding and exercisable at December 31, 2011 were as follows:

Anooraq Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$1.29	3,785,000	3,785,000	0.8
June 25, 2013	$1.29	916,000	916,000	1.5
June 30, 2013	$1.29	1,410,000	1,410,000	1.5
June 25, 2014	$0.96	600,000	600,000	2.5
November 30, 2016	$0.84	4,705,000	3,450,880	4.9
May 1, 2017	$1.68	500,000	166,500	5.3
July 1, 2017	$1.05	86,667	86,667	5.5
August 1, 2017	$1.11	160,000	160,000	5.6
Total		12,162,667	10,575,047
Weighted average exercise price		$1.11	$1.28

As at March 27, 2012, the issued share capital of the Anooraq Group was 201,888,473 Anooraq common shares, 115,800 B2 convertible preference shares and 111,600 B3 convertible preference shares. The “B” preference shares are convertible into Anooraq common shares on a 1 to 1,000 basis.

Document 14

ANOORAQ ANNOUNCES RESULTS FOR THE QUARTER AND YEAR ENDED

DECEMBER 31, 2011; PROVIDES UPDATE ON ITS RESTRUCTURE PLAN AND

STRATEGIC APPROACH AT BOKONI

March 30, 2012 Anooraq Resources Corporation (“Anooraq” or the “Company”) announces its operating and financial results for the three and twelve months ended December 31, 2011. This release should be read together with the Company’s Financial Statements and Management Discussion & Analysis available at www.anooraqresources.com and filed on www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

The 2011 financial year was operationally challenging at Bokoni Platinum Mines (“Bokoni”), however, the year ended on a positive note with the Company able to:

•

negotiate a US$600 million restructure, recapitalization and refinancing plan for the Company and the Bokoni Group, as detailed in the Company’s news release and joint news release with Anglo American Platinum Limited (“Amplats”) dated 2 February, 2012 (“the restructure plan”);

•

agree with Amplats a new and enhanced Bokoni extraction strategy and recapitalization plan which will focus Bokoni as a mine in development through to 2017, whilst phasing out higher cost marginal shaft operations and increasing annual steady state production from its current base to more than 300,000 PGM[1] ounces; and

•	secure and appoint a new experienced management team at Bokoni to implement the new extraction strategy, effective from February 2012 onwards.

[1]	PGM refers to platinum group metals; namely platinum, palladium, rhodium, iridium, ruthenium and gold.

Operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni and the Company for the periods under review.

Operating results		Q4 2011	Q4 2010	% Change	2011	2010	% Change
Tonnes milled	T	257,621	278,242	(7)	1,047,401	1,044,084	-
Recovered grade	g/t milled,4E	4.08	4.17	(2)	3.86	4.12	(6)
4E oz produced	Oz	29,316	30,776	(5)	113,625	116,164	(2)
UG2 mined to total output	%	36.4	27.7	24	32.6	32.2	1
Primary development	M	2,875	2,308	25	10,549	10,292	3
Capital expenditure	$m	4.8	10.8	(56)	28.7	28.2	2
Operating cost/tonne milled	ZAR/t	1,285	1,058	(21)	1,194	989	(21)
Operating cost/4E oz	ZAR/4E oz	11,292	9,566	(18)	11,009	8,888	(24)
Lost-time injury frequency rate (“LTIFR”)	Per 200,000 hours worked	2.41	2.32	(4)	1.87	2.11	11
Total permanent labor (mine operations)	Number	3,498	3,426	2	3,498	3,426	2
Total contractors (mine operations)	Number	1,826	1,690	8	1,826	1,690	8

Consolidated statement of comprehensive income summary
Expressed in Canadian Dollars (000’s)	Q4 2011	Q4 2010	FY 2011	FY 2010
Revenue	32,514	43,244	144,407	148,287
Cash operating costs	41,722	42,285	167,997	141,880
Cash operating (loss)/profit*	(9,208)	959	(23,590)	6,407
Operating margin	(28% )	2.2%	(16% )	4.3%
EBITDA	(12,834)	(6,263)	(46,008)	(12,963)
Loss after tax	(35,519)	(32,401)	(147,865)	(93,659)
Non-controlling interest	(15,997)	(14,004)	(65,936)	(41,938)
Loss attributable to Anooraq shareholders	(19,522)	(18,397)	(81,929)	(51,721)
Basic and diluted loss per share - cents	4	4	19	12
*Cash operating profit/(loss) before depreciation and amortization

Safety

It is with deep regret that one fatal accident occurred at Bokoni during 2011, in which Miss Hilda Mokgobedi Raganya was fatally injured in a trackless mobile machinery accident on 18 November 2011. Management continues to focus on taking appropriate measures to ensure a safer working environment to prevent the reoccurrence of such an accident. As a result of the fatality and other Section 54 stoppages imposed by the Department of Mineral Resources, a total of 14 operating shifts were lost during Q4 2011. A total of 42

2

operating shifts were lost at Bokoni during FY 2011 as a result of Section 54 safety stoppages. Encouragingly, LTIFR improved from 2.11 to 1.87 in the financial year.

Production and development

Production for Q4 2011 was adversely impacted by the high number of Section 54 safety stoppages, as well as 10 milling shifts lost at the concentrator plant due to a planned mill shell replacement at the Merensky concentrator. Recovered grade for Q4 2011 decreased by 2%, whilst concentrator recoveries for Merensky and UG2 ore deteriorated by 1%, to 87.5%, and improved by 3%, to 83%, respectively.

Tonnes milled remained flat through the financial year and although the recovered grade decreased by 6% average concentrator recoveries remained relatively constant at 84.5%. Total PGM production decreased 2% to 113,625 ounces, largely attributable to a decrease in UG2 recoveries.

Total primary development increased by 25% in Q4 2011 when compared to Q4 2010, and by 3% year-on-year.

Revenue

Revenue from the sale of concentrate for Q4 2011 was $32.5 million (ZAR257.5 million) compared to revenue of $43.2 million (ZAR296.2 million) for Q4 2010. This change in revenue was influenced by lower volumes, the weakening of the average ZAR to $ exchange rate for Q4 2011 by almost 15% to ZAR7.92=$1 (Q4 2010: ZAR6.82=$1) together with a change in the PGM basket price to US$1,220/oz (ZAR9,891/oz) (Q4 2010: US$1,357/oz (ZAR9,366/oz)).

Revenue for FY 2011 was $144.4 million (ZAR1,055.6 million) (FY 2010: $148.3 million (ZAR1,052.4 million)).The slight weakening of the average ZAR to $ exchange rate combined with an improved basket price kept revenues relatively constant over the period. The average PGM basket price achieved for FY 2011 was US$1,380/oz (ZAR10,028/oz), representing a 10% increase on FY 2010 at US$1,257/oz (ZAR9,207/oz). The average ZAR to $ exchange rate for FY 2011 was ZAR7.33=$1 (FY 2010: ZAR7.10=$1).

Cash operating costs

Cash operating costs for Q4 2011 were $41.7 million (ZAR330.3 million) compared to $42.3 million (ZAR288.5 million) for Q4 2010.

Cash operating costs for FY 2011 were $167.9 million (ZAR1,230.7 million) compared to $141.8 million (ZAR1,006.8 million) in FY 2010, primarily attributable to above inflation increases in labour costs, increased stores charges and annual increases in utility charges.

Finance charges

Total finance charges of $92 million (ZAR672 million) were incurred in FY 2011, of which $50 million (ZAR364 million) were attributable to Anooraq, contributing significantly to the Company’s net loss for the period. Finance charges will be reduced substantially on implementation of the restructure plan (see commentary on new consolidated debt facility below).

Earnings

The basic and diluted loss per share for Q4 2011 remained the same as Q4 2010 at 4 cps, whilst widening from 12 cps to 19 cps year-on-year.

Outlook for 2012

Restructure, recapitalization and refinancing of the Company and the Bokoni Group

During 2011 Anooraq and Amplats determined that the current strategic approach at Bokoni, together with both the Bokoni Group and Company’s historical financing plan required restructuring, as detailed in the Company’s news release dated 2 February, 2012. The net result of the restructure plan for the Company is as follows:

3

•

the Company will transfer 31.4 million of its 107 million attributable PGM resource ounces to Amplats at its Boikgantsho and Ga-Phasha development project areas for an effective cash consideration of $214 million (ZAR 1.7 billion);

•

the Bokoni lease area will be extended by incorporating the western section of the Ga-Phasha development project area, thereby increasing the Bokoni lease area to cover 20km of continuous strike length over both the Merensky and UG2 reef horizons, together with established mine and surface infrastructure;

•

Amplats and Anooraq will enter into an interest standstill agreement effective 1 July, 2011 through to 30 April 2012, relating to historical debt owing by Anooraq and the Bokoni Group to Amplats which amounted to approximately $378 million (ZAR3 billion) of debt attributable to Anooraq ($755 million (ZAR6 billion) on a consolidated group basis) as at 31 December, 2011. This will result in a $38 million (ZAR300 million) interest saving for the Company;

•

on implementation of the restructure plan, Anooraq’s attributable debt owing to Amplats will decrease from $378 million to $126 million (ZAR3 billion to ZAR1 billion). Consolidated group debt will reduce from $755 million to $126 million (ZAR6 billion to ZAR1 billion) (“historical debt balance”);

•

a new extraction strategy for Bokoni has been agreed between Amplats and Anooraq, which will see Bokoni as a mine in development through to 2017, focusing on its Brakfontein Merensky and Middelpunt Hill UG2 expansion projects, whilst phasing out its high-cost marginal shaft operations during the same period (see below);

•

the new extraction strategy at Bokoni will require an estimated capital expenditure of $327 million (ZAR2.6 billion) and will be financed by Amplats funding its $164 million (ZAR1.3 billion) share of expenditure, while providing Anooraq with a new debt facility of $164 million (ZAR1.3 billion) to meet its share of funding requirements;

•

the new consolidated debt facility of up to $289 million (ZAR2.3 billion), comprising the $126 million (ZAR1 billion) historical debt balance together with the new $164 million (ZAR1.3 billion) facility provided by Amplats, will:

¡	comprise a single nine-year debt term facility, terminating on December 31, 2020;

¡

yield variable interest coupon rates depending on the quantum drawn on such facility by Anooraq during the debt term, which includes a zero interest coupon on the $126 million (ZAR1 billion) historical debt balance for the first three-year period of the debt term;

¡

result in an estimated average debt interest coupon of 7% per annum for the Company through to 2020, as compared to the average debt interest coupon of 16% per annum attached to historical debt facilities.

•	the Company will not issue any new equity as a result of the restructure plan.

Amplats and Anooraq continue to progress the restructure plan and are in the process of settling definitive transaction agreements between them, whilst advancing the necessary legal and regulatory approvals required for its implementation. The completion of the proposed restructure plan is subject to conditions precedent and is expected to close during July 2012.

New extraction strategy for Bokoni

As part of the restructure plan Amplats and Anooraq have determined that the historical extraction strategy for Bokoni, as agreed between them in 2009, was inappropriate and required a new approach, having regard to the vast size of the Bokoni orebody and multiple potential attacking points over both the Merensky and UG2 reef horizons, stretching 20km of strike length at the new extended Bokoni lease area. The key elements of the new Bokoni extraction strategy are as follows:

•

Bokoni will be positioned as a development mine for the next five years through to 2017, with its major emphasis focused on completion of the Brakfontein Merensky project and an accelerated development programme at the Middelpunt Hill UG2 expansion project. During the same period

4

Bokoni will phase out its high cost and marginal Merensky operations at its old Vertical and UM2 shafts;

•

Middelpunt Hill UG2 operations will be expanded and accelerated through the Delta 80 project, which had previously been deferred beyond 2020. This will result in production at the Middelpunt Hill operations increasing from 35,000 tonnes per month (“tpm”) to a steady state of 125,000tpm;

•

the Brakfontein Merensky project, which is currently producing at a rate of 30,000tpm, will ramp up to a steady state level of 120,000tpm. This will require three additional ventilation shafts in order to progress development below the current 6 level down to 9 level (650m below surface);

•

currently, a number of potential opportunities are being investigated to fill total mill capacity (165,000tpm) at the operations, including exploiting shallow resources along the 20km Merensky and UG2 strike length.

New management team for Bokoni

As part of the restructure plan Amplats and Anooraq appointed a new and experienced management team at Bokoni in order to implement its new extraction strategy.

The new management team is led by Mr. Dawid Stander who has 33 years of experience in the mining industry and held the position of General Manager at Bokoni (formerly Lebowa Platinum Mines) from 2001 to 2005; during which period the performance of the operations improved significantly.

Announcement of updated technical review for mining projects

In conjunction with the proposed restructure plan, Anooraq has completed an updated technical review for each of Bokoni, the Ga-Phasha Project and the Boikgantsho Project. Copies of the technical reports described below, prepared in accordance with National Instrument 43-101 Disclosure Standards for Mineral Projects, for each of these projects can be found on SEDAR at www.sedar.com and with the United States Securities Commission (“SEC”) at www.sec.gov, filed as of March 30, 2012:

•	Bokoni: An Independent Qualified Persons’ Report on Bokoni Platinum Mine, Limpopo Province, South Africa, dated March 22, 2012 and prepared by Minxcon.

•

Ga-Phasha Project: Technical Report: The Mineral Resource Estimate for the Merensky and UG2 Reefs for the Ga-Phasha Project Area, Limpopo Province, Republic of South Africa dated March 30, 2012 prepared by ExplorMine Consultants.

•

Boikgantsho Project: Technical Report: The Mineral Resource Estimation For The Platreef for the Boikgantsho Project Limpopo Province Republic of South Africa dated January 31, 2012 prepared by Kai Batla Minerals Industry Consultants.

Summaries of the technical information with respect to each of Bokoni, the Ga-Phasha Project and the Boikgantsho Project based on these updated technical reports, including updated mineral resource and reserve estimates, as applicable, can also be found in Anooraq’s annual report on 20-F for the year ended December 31, 2011 also available on SEDAR at www.sedar.com and filed with the SEC at www.sec.gov on March 30, 2012.

Non-material accounting adjustments and restatement of interim financial statements

The Company has filed restated unaudited financial results for the first, second and third quarters of 2011 in order to address inadvertent accounting adjustments which led to an understatement of the loss for each of the respective quarters. Management identified certain non-material accounting adjustments during the year-end accounting process that impacted the financial statements previously filed for the first, second and third quarters of 2011. These accounting adjustments relate to depreciation, recognition of share based payments and interest on the A preference shares. The restated financial information as described above has had no impact on Anooraq’s statement of cash flows in any of the three quarters. Management believes the restatement of the financial information described above does not materially impact the Company’s consolidated financial position or financial performance for the relevant interim periods nor will it have an impact on future periods.

The restated financial statements reflect that there was no change in the basic and diluted loss per share in Q1 2011, however the basic and diluted loss per share for Q2 2011 increased $0.01 from $0.10 to $0.11 per

5

share and the basic and diluted loss per share for Q3 2011 increased by $0.01 from $0.14 to $0.15 per share.

Notwithstanding the non-material nature of these adjustments, management deems it prudent to amend and restate its interim financial statements for Q1 2011, Q2 2011 and Q3 2011 on a corrected basis.

For further details refer to the Company’s Restated Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011, the three and six months ended June 30, 2011 and three and nine months ended 30 September 2011, available at www.anooraqresources.com and filed on www.sedar.com on March 30, 2012.

Note on cautionary and no conference call

Anooraq is currently trading under cautionary and will not be holding a conference call or presentation to accompany these results. Further to finalization and publication of the financial effects of the restructure plan, the Company will resume detailed shareholder communications.

Queries:

On behalf of Anooraq

Joel Kesler

Executive: Corporate Development

Office: +27 11 779 6800

Mobile: +27 82 454 5556

Russell and Associates

Charmane Russell / Nicola Taylor

Office: +27 11 880 3924

Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Capital (Pty) Ltd

Melanie de Nysschen / Annerie Britz / Yvette Labuschagne

Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine will increase or continue to achieve production levels similar to previous years; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

6

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the completion of the Bokoni Group restructure and refinancing;

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;

•	operating and technical difficulties in connection with mining development activities;

•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

¡	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

¡	expected effective future tax rates in jurisdictions in which our operations are located;

¡	the protection of the health and safety of mine workers; and

¡	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and

•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Anooraq, investors should review the Company’s Annual Report O disclosed in the Form 20-F for the year ended December 31, 2011 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on SEDAR at www.sedar.com.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANOORAQ RESOURCES CORPORATION
(Registrant)

Date:	March 30, 2012	By:	/s/ De Wet Schutte
			Name:	De Wet Schutte
			Title:	Chief Financial Officer